SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2008 and 2007.

CORPORATE PROFILE

Founded in 1943, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or the “Company”) is Argentina’s largest real estate company and the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange (“BASE”) and on the New York Stock Exchange.

We are one of Argentina’s leading real estate companies. We are engaged, directly and indirectly through subsidiaries, joint ventures and strategic alliances, in real estate activities in Argentina. We have a range of diversified real estate related activities, including: (i) the acquisition, development and operation of office buildings and other rental properties; (ii) the acquisition, development and operation of shopping centers, (iii) the acquisition and development of residential property, mainly for future sale; (iv) the acquisition and operation of luxury hotels, (v) the acquisition of land reserves in strategic areas for future development and sale, and (vi) consumer finance. We currently own 11.8% of Banco Hipotecario, one of the leading financial institutions in Argentina.

Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAB), Argentina. Our administrative headquarters are located in the Intercontinental Plaza tower, Moreno 877, Floor 22, City of Buenos Aires (C1091AAQ). Our telephone number is +54 (11) 4323-7400, our fax number is +54 (11) 4323-7480 and our website is www.irsa.com.ar.

3

LETTER TO SHAREHOLDERS

To the Shareholders:

Fiscal year 2008 has been a year of consolidation in our business segments. Growth has been stimulated by the increase in the Company’s financial resources resulting from the 5 and 10 year bonds issued by IRSA and Alto Palermo during the previous fiscal year and allocated to the execution of acquisitions and developments. Our rental properties generate good cash flows thanks to high occupancy levels which in turn optimize the financial strength of our business.

This financial strength has in turn allowed the growth in terms of square meters of our rental property business, the penetration into new segments or the re-launching of traditional business segments through new partnerships such as our association with Brazil-based Cyrela to help strengthen our position in the sales and developments segment. Within this context we have also been able to expand our portfolio of land reserves and to add US Dollar-denominated rentals to our portfolio through the acquisition of a premium office building in the City of New York.

As the developments in progress are phased into production and the rentals lagging market levels resulting from assets recently added to our portfolio are marked to market, the robustness of our business will strengthen even further.

The following is a description of performance in each of the segments for the past year:

Shopping Center Segment: Total sales of our tenants in this segment rose by 31% compared to the previous fiscal year. The Company’s positioning in the Metropolitan area of the City of Buenos Aires and in Greater Buenos Aires continued to strengthen: over the twelve months ended on June 30, 2008, the sales of our lessees were 46.8% higher than our competitors’.

This segment continues to see its cash flow grow, showing a solid performance as its operating income outperformed the rate of growth in revenues. Occupancy continues to be high, attaining a 99.3% level at the end of the fiscal year.

Regarding our expansion in Buenos Aires and in the provinces, we continued with the construction of a major shopping center to be developed in the Saavedra neighborhood in the City of Buenos Aires, at the crossing of Av. General Paz and the Panamerican Highway. This project entails the construction of a shopping center, a hypermarket, a movie-theater complex and an office building and/or residential building which will allow us to attract public with very good purchasing power from the northern neighborhoods of the City of Buenos Aires and northern suburbs. The project is being developed by Panamerican Mall S.A. (“PAMSA”) a company in which our shopping center subsidiary, Alto Palermo S.A. (“APSA”), has an 80% ownership interest. This is one of the Company’s most important projects and it represents one of the most significant developments in the industry in Argentina.

In addition, in December 2007, Alto Palermo S.A. entered into a preliminary sales agreement with INC S.A. concerning a partial conveyance of goodwill whereby Alto Palermo agreed to buy a shopping center located in San Isidro, in northern Greater Buenos Aires and called “Soleil Factory”, though not yet added to Alto Palermo S.A.’s portfolio.

Just before the fiscal year-end, we acquired a plot of land in Beruti Street, strategically located opposite Alto Palermo Shopping and we are presently assessing how to best use such property to optimize our income.

In addition to developments and acquisitions, we have carried out refurbishment and redistribution works in the shopping centers in our portfolio, as part of a decision to best use the gross leasable area. In the case of Shopping Alto Avellaneda, a further 12,000 square meters have been added, whose current lessee is Falabella S.A., one of the most important retailers with strong presence in shopping centers and its own power to attract its own client base. Having this type of retailers generates increased customer traffic and in turn increases sales for the remaining lessees. Besides, at Shopping Alto Palermo the final stage of refurbishment work is now underway, including a new façade and internal space redistribution. These works, hand in hand with successful marketing campaigns, resulted in a re-launch of the shopping center that attracted more public and a higher number of buyers, thereby favoring the sales of our lessees. New lessees have settled in Alto

4

Palermo, namely Starbucks and North Face, who made their first opening in Argentina with outstanding success. Expansion and refurbishment works at Paseo Alcorta, Patio Bullrich and Córdoba Shopping Villa Cabrera are still underway.

Consumer Finance Segment: Our subsidiary Tarshop S.A. continues to be a leader in the market, showing an increase in the volume transacted through credit cards that totaled Ps. 1,413.8 million, and an increase in the number of cards issued, that during 2008 amounted to 160,000 and a customer portfolio represented by almost 892,000 accounts. Accordingly, the loan portfolio totaled Ps. 935 million, which stands for a 29.2% increase compared to the previous fiscal year. Notwithstanding, income for the segment was adversely affected by higher delinquency rates due to the deterioration in the purchasing power of the customers in portfolio coupled with increases in financing costs and in the company’s overhead given the prevailing market conditions. We believe, despite the drops in margins, that there is still room to improve performance in this business, for it to maintain its market leadership.

Office Rental Segment: This segment continues to exhibit major recovery in terms of prices stated in US Dollars which have already broadly surpassed the levels seen previous to the crisis. The consistent scarcity in the supply of office property for lease and the constant demand in recent years continue to pull rental prices upward. A look at the class A and AAA office segment market shows vacancy levels below 2%, with rental prices around 30 US$/m2 for class A office space and in excess of 35 US$/m2 for class AAA office space. We understand that the potential for profit in this segment is quite high as further square meters are added following the inclusion of new properties into our portfolio. Besides, it must be noted that our Financial Statements do not yet reflect the expected appreciation in the price per square meter because the prices stipulated in the lease agreements for a major portion of our property portfolio have not yet been marked to market which leads us to consider that this business segment will exhibit favorable performance in the coming fiscal years.

Regarding this segment, we closed two unique acquisitions in the course of this fiscal year. In August we bought 50% of the property generically known as Bank Boston, located in the exclusive Catalinas area in the City of Buenos Aires. The entire building comprises 31,670 square meters of gross leasable area and it is one of the most modern office buildings in Buenos Aires and a landmark in the city: it has been designed by renowned architect César Pelli, who also designed the Petronas Towers in Kuala Lumpur and the World Financial Center in New York.

In April this year we acquired the building known as “Edificio República”, at the intersection of Tucumán and Bouchard streets, after having exercised the purchase option that we had over that building. This one-of-a kind architectural design, also by Architect César Pelli, is a premium office building of unique characteristics in downtown Buenos Aires that contributes approximately 19,500 square meters in gross leasable area to our portfolio, distributed in 20 stories, 16 of which had been vacated at the date of the acquisition. So far, we have closed deals and executed agreements with various important lessees over 9,000 square meters for prices ranging from US$ 37 to US$ 40 per square meter.

In addition, in the course of this fiscal year we realized the appreciation of one of our portfolio’s most important office buildings, through the sale of 29.9% of the Bouchard Plaza building, commonly known as “Edificio La Nación” comprising a surface area of 9,946 square meters and 133 units for car parking.

Real Estate Sales and Development Segment: Regarding our sales and development segment, in addition to projects aimed at the highest-income segments, we have started to penetrate other market segments, whose needs had not been met until now. In this respect, we created IRSA-CYRELA (CYRSA) together with the renowned Brazil-based real estate developer CYRELA. CYRSA is engaged in the development of homes in Argentina targeted to the medium-income segment which also offers financing for the acquisition of units. CYRSA’s developments shall feature high-level construction, innovating sales and financing policies and a new homebuilding concept in line with the latest global trends. IRSA-CYRELA’s first project, developed in a plot of land that spans two adjacent blocks in the Vicente López neighborhood was launched in March under the name Horizons and it has become one of the most significant developments in Greater Buenos Aires. The showroom was opened to the public in March with immediate success: at the end of fiscal 2008 we had executed preliminary sales agreements for 96% of the units we owned for selling purposes. IRSA-CYRELA is now working on the launch of its second project.

Besides, in this fiscal year we have almost sold the entire inventory at the “Torres Renoir” project in Puerto Madero, developed through a scheme of barters with third parties and targeted at a high-income

5

segment. Regarding Tower 2, the Company sold its rights over it to the developer in the second quarter of this fiscal period. We also made headway with the “Caballito Nuevo” project, also developed through a scheme of barters with third parties. This is a residential project that comprises two 34-story towers and it is targeted at the middle-income segment.

Hotel Segment: Regarding the hotel market, demand continues to be on the rise driven by domestic and international tourism, which led to an increase in rates in the sector. As there are clear signs pointing to potential for growth in this industry, we have started with refurbishment works in the two hotels in Buenos Aires, i.e., Sheraton Libertador and Intercontinental. Besides, in mid-2008 we concluded with the expansion of Hotel Llao Llao, located in Argentina’s Patagonia. This expansion entails 43 new luxury suites facing Lago Moreno in line with this hotel’s traditional features. Hotel Llao Llao now has a total of 201 rooms.

Market dynamics pose new scenarios which in turn lead to consummating new projects. Within this context, the Company will continue to assess the acquisition or development of real estate outside Argentina to the extent any such opportunities are appealing. We believe that the know-how in real estate gained these years and the Company’s access to the capital market will allow us to successfully face head on any challenge we may encounter. Along these lines, subsequent to the end of the fiscal year, we acquired a minority interest in a company organized in the State of Delaware, USA, whose main asset consists of a landmark office building in the City of New York. Given this building’s one-of-a kind features, it has become an architectural icon emblematic of mid-town Manhattan.

Considering the Company’s healthy cash flows, and the long-term financing basis attained in the previous fiscal year, we are at an unprecedented vantage point to continue growing in each line of business and to continue increasing our asset base with rental or appreciation potential, to be reflected in future financial statements towards the accomplishment of the best and unique Real Estate portfolio in Argentina.

IRSA’s potential can only become reality through the joint efforts of our shareholders, creditors, directors, lessees, customers, suppliers, employees and the community at large, who play also a leading role in our current performance. So it is to all of them that I wish to express our gratitude for their permanent effort and commitment to our organization.

Saúl Zang
Vice-president Acting as President

City of Buenos Aires, September 8, 2008

6

MACROECONOMIC CONTEXT

International Context

The international scenario has exhibited sustained deterioration since the financial crisis originated in the USA and its impact on the international credit market. As a result, from the stand point of economics and finance, uncertainty has grown and global growth expectations have been revised down, particularly with respect to the G3 countries. According to the estimates prepared by the World Bank, growth in the USA fell almost one fourth from its former level, from 2.9% in 2006 to 2.2.% in 2007 whilst growth forecasts for 2009 are 1.9%. In the case of Japan, this indicator would have fallen from 2.2.% in 2006 to 2.0% in 2007. And in the European Union this indicator would have sustained a decrease from 2.8% to 2.7% in the same period. However, it remains to be seen whether the developing countries with better growth prospects, such as Brazil, China, India and Russia will be able to offset the slow-down in the most developed countries.

On top of the liquidity risk brought about by the financial crisis, there is the increase in the prices of oil and agricultural commodities. However, given the cooling of the world economy, a deceleration is expected in food price growth rates, which might also lead to the possibility of an increase in supply.

Therefore, although the financial scenario faced by Argentina features increased external fragility and global economic slow-down, it still offers opportunities to continue to generate positive export balances through the international prices of primary commodities and exports of industrial manufactures.

The Argentine Economy

Despite the doubts surrounding the economic policy adopted by the Government and the concerns regarding inflationary pressures during the first half of 2008, Argentina continued to exhibit healthy macroeconomic indicators: trade and fiscal surplus, compliance with monetary targets and high levels of reserves, all of which dispel fears of an economic crisis and underpin growth projections in the region of 6% for the current year, in accordance with private sources (Estudio Broda).

Given that growth for 2007 was 8.5%, the floor for 2008’s growth has been estimated at 3.6%, which combined with an estimated 1.3% expansion in the first quarter, assumes 7% growth for the whole current year according to Fundación Capital, thus marking the sixth year in a row for Argentina’s growth. The first quarter of 2008 showed a positive 8.4% change compared to the first quarter of 2007.

The services sector appears to be the most dynamic, increasing by 9.0% compared to the first quarter of 2007. Special emphasis is warranted by the sectors “wholesale and retail trade” (8.8%) and “hotels and restaurants” (9.3%). Besides, the production of goods grew by 5.9% driven by “construction” (9.6%) and by the “manufacturing industry” (6.8%).

In addition, demand is being driven by Total Consumption and its relative weight (79%). This indicator continued to show an upward trend at the beginning of 2008 though at a slower pace than in 2007. In particular, Private Consumption (68% of Aggregate Demand) has been growing at an average 8.8% rate year-on-year and it is expected to continue this trend throughout 2008, though at a lower rate due to the following: 1) contributions to be paid by employees into the Pay-As-You-Go pension system are now the same as those paid into the Capitalization pension system; 2) reduced employment generation; and 3) more moderate salary increases.

Gross Domestic Fixed Investment (GDFI) appears to be the most dynamic component in demand as it has outperformed the economy (13.6% growth year-on-year) and has exceeded the expectations of the last quarter of 2007. This account’s dynamics can be explained by 1) purchases of durable production equipment (mainly imported) and 2) the construction industry.

The external sector keeps posting good results. In terms of quantities, the ranking of exports would be led by industrial manufactures and agricultural manufactures. In addition, the trade balance surplus was US$ 2,947 million for the first quarter of the current year, with a year-on-year positive 50% change and indicative of a reversal in 2007’s trend: in the first quarter of 2008 exports rose by 42% year-on-year whereas imports grew by 40%. According to the Argentine Central Bank, the reason for this increase in imports is the Domestic Absorption of consumer and capital goods.

7

Public finance continues to reflect a primary surplus which results from a combination of increased revenues and a curb on expenditures. According to the Argentine Central Bank, in the first two months of 2008 the Non-financial public sector posted Ps.6,568 million as primary surplus, 82% higher than in the same period of 2007. By the same token, National Tax Revenues for the last twelve months (second quarter of 2007 – first quarter of 2008) stood for 25% of GDP, driven by Value Added Tax, export taxes and social security.

As regards export taxes, in November 2007 the Argentine Government raised the withholding rates applied on exports of soybean and soybean by-products (from 27.5% to 35%), wheat (from 20% to 28%) and corn (from 20 to 25%). Through this scheme, the Government withheld a fixed percentage over the FOB price of grains, which meant that any future price increase would have had an impact on both the farmers’ and the Government’s revenues. In early March 2008, the Argentine Executive Branch issued Resolution No. 125/08 pursuant to which the above scheme was transformed into a sliding scale withholding system for oilseed, grains and by-products. Under Resolution 125/08, the withholding rate (in percentage) would increase to the same extent as the crops’ price: the Government would collect the increase in prices in excess of certain levels and the farmers would be faced with a scheme similar to maximum prices. However, this scheme encountered fierce opposition by farmers’ representatives, which triggered a conflict that altered the commercialization and transport of merchandise, halted activities, reduced export registrations and led to massive popular protests both for and against the implementation of the sliding-scale withholdings. Finally, the Argentine Congress decided to repeal Resolution No. 125/08 and to reinstate the previous scheme of fixed withholdings.

Besides, public expenditures slowed down in the first months of the current year due to the decreased impact of arrears in payments of social security liabilities and grew less than revenues, contrary to what was seen in 2007.

Despite a volatile international context, the primary surplus coupled with the pre-financing of 2007 materially reduced the need to obtain financing and to place debt in the markets or to resort to disbursements by international credit agencies or Argentine Central Bank advances. Consequently, the public sector generated a contraction in the monetary basis that exceeded the targets in the 2008 Monetary Program.

In turn, the political and economic crisis from March to June 2008 took its toll on country risk indices. JP Morgan’s EMBI+ exceeded 700 basis points in August this year, marking a peak for the calendar year (See Figure 1). Besides, the Argentine government’s risk of default as measured by the 10-year Credit Default Swap spread posted 800 basis points in June 2008. Although these indicators point to levels similar to the year 2000 levels, previous to Argentina’s economic and financial crisis of 2001, it must be noted though that the remaining indicators draw a picture that is indeed in stark contrast to the situation in the year 2000 and so, there would be no reason to infer that the country is headed towards a crisis by focusing only on the EMBI+.

Figure 1. “EMBI+ Argentina, JP Morgan July 2007 – May 2008”

Source: Center for International Economics, Ministry of Foreign Affairs, Foreign Trade and Worship (Centro de Economía Internacional, Ministerio de Relaciones Exteriores, Comercio Internacional y Culto).

NOTE: Final data as of May 2008.

8

As concerns monetary policy, it must be emphasized that compliance by the Argentine Central Bank with the monetary targets fixed for the year 2007 accompanied by a policy of preventive reserve accumulation that covers 160% of the monetary basis and amounts to approximately US$ 50 billion (18% of GDP) dispelled doubts about the Argentine Central Bank’s ability to maintain the value of currency. Faced with the international financial crisis and the uncertainty arising from the conflict with farmers triggered by the Government’s attempt at implementing a sliding-scale withholding scheme over exports of grains, the Central Bank sent clear signs that it intended to loosen pressure on the foreign exchange market.

The second quarter of 2008 showed an increase in the demand for foreign currency, major volatility in deposits and increased short-term interest rates. However, the Central Bank still managed to meet the monetary targets thus marking the twentieth quarter of monetary compliance and combated the expectations of an Argentine Peso depreciation through major interventions in the foreign exchange market to regularize the demand of money and supply the market with liquidity. Thus, short-term interest rates in the monetary markets, which had started to rise in late April and during May, started to decrease in June. As regards the deposits held by the private sector in the financial system, although there has been a transfer of funds to sight deposits during the May turbulence, the situation of deposits was normal again in June, with the last twelve months coming to a close with a 17.5% year-on-year increase in sight deposits and a 15.7% increase year-on-year in term deposits.

The level of activity continues to perform positively and so do the level and quality of employment. If the downward trend in the unemployment level were to continue, the unemployment rate would post its lowest level since 1992 and it would represent 7% of the Economically Active Population, 0.5 percentage points below the measurement for the last four-month period of 2007. In the third calendar quarter, unemployment rate had been higher than in the previous quarter (8.4% compared to 7.5%) though this can be due to seasonal factors and according to the Argentine Central Bank, it would be reverting in the coming quarters. Services sectors continue to lead the ranking of creation of new jobs whilst the production of goods would see its demand remain constant.

When it comes to inflation, there are discrepancies between analysts and experts as regards the criteria employed in the calculation of the Consumer Price Index (CPI) by the Argentine Institute of Statistics and Census (INDEC). In May 2008, INDEC changed the methodology applied to calculate the CPI for the Greater Buenos Aires area by shrinking the scope of the analysis to focus on the behavior of 440 products whereas until April this scope had encompassed at least 800 products. Besides, goods will now stand for 62% of the sample whereas they previously stood for 53% of the sample and services will now stand for 38% of the sample though they had previously stood for 47% of the sample.

Along the same lines, discrepancies revolve around the set of available indicators, namely: Consumer Price Index – Greater Buenos Aires, Consumer Price Index Rest (INDEC’s approach to underlying inflation which excludes regulated prices and the prices that sustain seasonal changes such as food, clothing, tourism and education), Domestic Retail Price Index (IPIM in Spanish), Construction Cost Index (ICC in Spanish) and GDP Implied Price Index (IPI in Spanish). According to the CPI for the Greater Buenos Aires area, inflation would be in the region of 9.0% as of June 2008 and for the calendar year (cumulative for eleven months), whereas the year-on-year change as of March 2008 (a comparison to March 2007) points to an 8.8% increase. Besides, the Consumer Price Index Rest points to an 11.4% increase for the same period and the Consumer Price Index Argentina points to a 10% increase year-on-year as of February.

The Provincial Directorate of Statistics and Censuses of San Luis referred to year-on-year changes in CPI for nine jurisdictions (La Pampa, Misiones, Neuquén, Río Negro, Salta, San Luis, Santa Fe, Tierra del Fuego-Río Grande-Ushuaia) ranging from 21% to 34%.

In turn, the IPIM points to a year-on-year 14.6% increase as of May 2008, driven by the prices of imports and manufactured goods. The Construction Cost Index shows a 19.1% year-on-year rate as of May 2008, which is 0.6 percentage points above the measurement for May 2007. Lastly, the GDP Implied Price Index continued to show acceleration in the third quarter of the calendar year with a year-on-year 20% rate explained mainly by export prices (33.35% year-on-year) whereas the implied prices in Private Consumption showed a year-on-year 15.56% variation.

9

Finally, it must be noted that various private consultancy organizations estimated inflation at about 20% for the year 2007 and forecasted a price increase of at least 25% for 2008 on the basis of their own surveys, salary agreements, etc.

As regards salaries, 2007 came to a close with salary increases unheard of in the current economic expansion cycle with a year-on-year 22.7% variation. Along the same lines, private sector registered employees are expected to exhibit salary raises in excess of 20% per annum as a result of the basic collective bargaining agreements already executed; non-registered employees are expected to see their salaries rise by 24.1% and the public sector is expected to continue granting salary raises as it has been lagging behind and thus granting higher raises in the last year.

Source: World Bank, Central Bank of Argentina, INDEC, Fundación Capital and FIEL

Main Indicators

	2001	2002	2003	2004	2005	2006	2007
Actual GDP Growth (in %)	-4.4%	-10.9%	8.8%	9.0%	7.5%	8.5%	8.5%
Inflation (Combined prices) in % *	-1.7%	49.4%	16.0%	5.9%	16.8%	9.8%	8.5%
Unemployment Rate ***	20.5%	20.7%	14.5%	13.0%	10.7%	8.7%	7.6%
Primary Surplus (w/o privatizations) in % of GDP	0.5%	0.7%	2.3%	3.9%	3.4%	3.5%	3.2%
Exports - FOB (US$ million)	26,610	25,710	29,565	34,550	38,200	46,569	55,779
Imports - CIF (US$ million)	20,320	8,991	13,834	22,447	28,600	34,152	44,706
Trade balance (US$ million)	6,289	16,719	15,731	12,103	9,600	12,410	11,073
Balance of Payments Current Account (US$ billion)**	-3,291	8,673	7,659	3,349	3,250	8,053	7,466

Source: INDEC

(*)	Consumer Price Index – Greater Buenos Aires - INDEC
(**)	On an accrual basis
(***)	Country average (as a % of Economically Active Population)

Our Segments

As regards performance in the shopping center market, we can assert that although certain signs have pointed to a slow-down in consumption in the economy overall, sales in shopping centers continued to perform favorably during the last fiscal period. Based on the most recent data published by INDEC, the first quarter of calendar 2008 showed a new improvement in total consumption which translates into a positive 8.2% year-on-year change in the private component and a 7.1% positive change in the public component.

Evidence of the rise in retail consumption can be found in the increased volumes of sales posted as regards shopping centers at constant prices. In June this year, shopping center sales without the seasonality effect at constant prices pointed to a positive year-on-year 26.2% change whereas total sales as posted in the first half of calendar 2008 show a 25.8% year-on-year increase compared to the same period in the previous year.

As regards the office rental sector in Buenos Aires, its situation from the supply side continues to be critical whilst demand is still on the rise. Vacancies arise when companies relocate and in the uppermost categories, the level of vacancies is practically null. This imbalance between supply and demand has caused a constant upward spiral in rental prices, ostensibly in the premium category offices.

The construction industry, though still expanding, has sustained a slow-down in pace. According to the data compiled by the Argentine Institute of Statistics and Censuses (INDEC) in its Summary Indicator of Construction Activities (ISAC in Spanish), activities in the first half of 2008 have increased by 8.8% compared to the same period in the previous fiscal year.

10

Inflationary pressures have been affecting construction costs: the margins obtained by constructors are shrinking and thus a reduction is expected in the number of works to be carried out. According to Universidad Argentina de la Empresa sources, the supply of residential properties for sale in the City of Buenos Aires and Greater Buenos Aires fell by almost 23% in the first half of calendar 2008 compared to the same period in calendar 2007. By contrast, the number of home lease agreements grew by 14.5% in the same period. This comes to show that the demand for homes in the residential real estate market continues to be on the rise and that home prices maintain their upward trend.

The hotel sector, particularly five-star hotels, was favored in these past six months by the increase in the inflows of tourists with high purchasing power. Within an international context of unprecedented tourist arrivals at the global level in 2007, as reported by the latest edition of the UNWTO World Tourism Barometer, Argentina came out second in the ranking of countries in The Americas with the highest growth in terms of tourist arrivals, which was 11% above the mark for 2006. Also according to this source, during the first half of calendar 2008, global tourism remained unaltered in spite of the uncertainties in the international context and South America is one of the regions that grew the most in terms of tourist arrivals.

11

Business

Overview

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

the acquisition, development and operation of shopping centers,

the origination, securitization and management of credit card receivables,

the acquisition and development of residential properties and undeveloped land reserves for future development and sale,

the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, and the acquisition and operation of luxury hotels.

As of June 30, 2007 and 2008, we had total assets of Ps.4,144.9 million and Ps. 4,472.0 million, respectively and shareholders’ equity of Ps.1,646.7 million and Ps. 1,924.2 million, respectively. Our net income for the fiscal years ended June 30, 2006, 2007, and 2008 was Ps.96.6 million, Ps.107.1 million, and Ps. 54.9 million, respectively. We are the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

We currently own 11.8% of Banco Hipotecario, one of the leading financial institutions in Argentina.

Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAB), Argentina. Our administrative headquarters are located in the Intercontinental Plaza tower, Moreno 877, Floor 22, City of Buenos Aires (C1091AAQ). Our telephone number is +54 (11) 4323-7400, our fax number is +54 (11) 4323-7480 and our website is www.irsa.com.ar.

Shopping centers. We are engaged in purchasing, developing and managing shopping centers through our subsidiary Alto Palermo S.A. Alto Palermo operates and owns majority interests in ten shopping centers, six of which are located in the Buenos Aires metropolitan area, and the other four are located in the Provinces of Mendoza, Rosario, Córdoba and Salta. Our Shopping center segment had assets of Ps.1,375.2 million as of June 30, 2007 and Ps. 1,705.0 as of June 30, 2008, representing 33.2% and 38.1%, respectively, of our consolidated assets at such dates, and generated operating income of Ps.124.8 million and Ps. 182.3 million during our 2007 and 2008 fiscal years respectively, representing 62.9% and 71.5%, respectively, of our consolidated operating income for such years.

Tarshop. We operate a credit card consumer finance business through our majority-owned subsidiary, Tarshop S.A. Tarshop’s credit card operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our credit card activities through securitization of the receivables underlying the accounts we originate. Our revenues from credit card operations are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance, and fees for data processing and other services. Tarshop’s segment had assets of Ps.158.4 million as of June 30, 2007, and Ps. 134.1 million as of June 30, 2008, representing 3.8% and 3.0%, respectively, of our consolidated assets at such dates, and generated operating income of Ps.32.6 million of profit and Ps. 17.7 million of loss during our 2007 and 2008 fiscal years, respectively, representing 16.4% and (6.9%)%, respectively, of our consolidated operating income for such years.

Residential properties. The acquisition and development of residential apartment complexes and residential communities for sale is another of our core activities. Our development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. In residential communities, we acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. Our Development and sale of properties segment had assets of Ps.539.3 million as of June 30, 2007, and Ps. 462.9 million as of June 30, 2008, representing 13.0% and 10.4%, respectively, of our consolidated

12

assets at such dates, and generated operating income of Ps.6.2 million and Ps. 19.3 million during our 2007 and 2008 fiscal years, respectively, representing 3.1% and 7.6%, respectively, of our consolidated operating income for such years.

Office buildings. In December 1994, we launched our office rental business by acquiring three prime office towers in Buenos Aires: Libertador 498, Maipú 1300 and Madero 1020. As of June 30, 2008, we directly and indirectly owned a majority interest in 28 Offices and other non-shopping center rental properties in Argentina that in the aggregate represented 260,866 square meters of gross leaseable area. Our Offices and other non-shopping center rental properties segment had assets of Ps.700.0 million as of June 30, 2007, and Ps. 1,056.5 million as of June 30, 2008, representing 16.9% and 23.6%, respectively, of our consolidated assets at such dates, and generated operating income of Ps.19.6 million and Ps. 52.3 million during our 2007 and 2008 fiscal years, respectively, representing 9.9% and 20.5%, respectively, of our consolidated operating income for such years.

Hotel operations. In 1997, we acquired the Hotel Llao Llao and an indirect controlling interest in the Hotel Intercontinental in Buenos Aires. In March 1998, we acquired the Hotel Sheraton Libertador in Buenos Aires, and later, we sold a 20% interest to an affiliate of Hoteles Sheraton, and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. Our Hotel operations segment, which consists of these three hotels, had assets of Ps.208.4 million as of June 30, 2007, and Ps. 252.0 million as of June 30, 2008, representing 5.0% and 5.6%, respectively, of our consolidated assets at such dates, and generated income of Ps.14.7 million and Ps. 18.0 million during our 2007 and 2008 fiscal years, representing 7.4% and 7.1%, respectively, of our consolidated operating income for such years.

Banco Hipotecario. We currently own 11.8% of Banco Hipotecario, Argentina’s leading mortgage lender. We acquired 2.9% of Banco Hipotecario for Ps.30.2 million when it was privatized in 1999. During 2003 and 2004, we increased our investment in Banco Hipotecario to 11.8% by acquiring additional shares, and by acquiring and exercising warrants, for an aggregate purchase price of Ps.33.4 million. In May 2004, we sold Class D shares representing 1.9% of Banco Hipotecario to IFISA, for Ps.6.0 million, generating a loss of Ps.1.6 million. Our 11.8% investment in Banco Hipotecario is held in the form of Class D shares, which are currently entitled to three votes per share, affording us the right of 18.36% of the total votes that can be cast at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2008, our investment in Banco Hipotecario represented 6.5% of our consolidated assets, and during our fiscal years ended June 30, 2005, 2006, 2007 and 2008, this investment generated gains of Ps.55.2 million, Ps.47.0 million and Ps.41.4 million, and a loss of Ps. 11.8 million, respectively.

Business Strategy

We seek to take advantage of our position as a leading company in Argentina dedicated to owning, developing and managing real estate. Our business strategy seeks to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, and (iii) increase the productivity of our land reserves and enhance the margins of our Development and sale of properties segment through the organization of partnerships with other developers.

Shopping centers. In recent years, the Argentine shopping center industry has benefited from improved macroeconomic conditions and a significant expansion in consumer credit. We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, (i) a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and (ii) a level of shopping center penetration that we consider low compared to many developed countries. We seek to improve our leading position in the shopping center industry in Argentina by taking advantage of economies of scale to improve the operating margins of our diversified portfolio of existing shopping centers and by developing new properties at strategic locations in Buenos Aires and other important urban areas, including in Argentine provinces and elsewhere in Latin America. The shopping center business is at present the strongest source of cash generation of our business segments.

Consumer finance. We have developed a credit card consumer finance business through Tarshop S.A., our controlled subsidiary. Tarshop’s operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores, with low levels of balance sheet credit exposure as our credit card receivables are consistently securitized.

13

Residential properties. During the economic crisis in Argentina in 2001 and 2002, a scarcity of mortgage financing restrained growth in middle class home purchases. As a result, in recent years, we focused on projects for affluent individuals who did not need to finance their home purchases, by concentrating on the development of residential properties for medium- and high-income individuals. In urban areas, we seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “greenspace” for recreational activities. In suburban areas, we seek to develop residential communities by acquiring undeveloped properties with convenient access to Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. During fiscal year 2008, we entered into a partnership with Cyrela Empreendimentos e Participações, a leading Brazilian residential real estate developer, to penetrate in other market segments left unattended until now. In this sense, IRSA-CYRELA will develop residential real estate projects in Argentina for purposes of increasing our presence in this business, by offering own financing to its customers.

Office buildings. During the Argentine economic crisis in 2001 and 2002, little new investment was made in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for desirable office space in Buenos Aires. We seek to purchase, develop and operate premium office buildings in strategically-located business districts in the City of Buenos Aires and other locations that we believe offer potential for rental income and long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings and will consider opportunities to acquire existing properties or construct new buildings depending on the location and circumstances.

Hotel operations. We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. Our strategy has been investing in high-quality properties which are operated by leading international hotel companies to capitalize on our operating experience and international reputation. We are currently remodeling Hotel Sheraton Libertador and Hotel Intercontinental. In December, 2007 we inaugurated 43 new suites in Hotel Llao Llao.

Banco Hipotecario. Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Among these services, mortgage loans stand out as Banco Hipotecario is leader in this segment in Argentina. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange, and since 2006 it has obtained the Level 1 ADR program of the Bank of New York. We believe that our 11.8% investment in Banco Hipotecario has attractive prospects for long-term appreciation. Unlike certain other countries in Latin America, Argentina has a low level of mortgages outstanding, particularly if measured in terms of GDP; accordingly, a significant potential growth is expected for this sector in the future.

Land reserves. We continuously seek to acquire undeveloped land at locations we consider attractive inside and outside Buenos Aires. In all cases, our intention is to purchase land with significant development or appreciation potential for subsequent sale. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

International. In the past, we have made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. According to our business strategy, the company will be able to make future real estate investments inside and outside Latin American as long as we identify investment and development attractive opportunities.

Description of Operations

Offices and other non-shopping center rental properties

We are engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2008, we directly and indirectly owned interests in 28 office and other rental properties in Argentina which comprised 260,866 square meters of gross leaseable area. Of these properties, 19 were office buildings which comprised 163,725 square meters of gross leaseable area. For fiscal year 2008, we had

14

All our office rental property in Argentina is located in Buenos Aires City. For the year ended June 30, 2008 the average occupancy rate for all our properties in the Offices and other non-shopping center rental properties segment was approximately 89.9%. Nine different tenants accounted for approximately 27.0% of our total revenues for fiscal year 2008. Our seven main office rental tenants are: Grupo Total Austral, Price Waterhouse, Apache Energía, Exxon Mobile Business Center, Sibille S.C. (KPMG), Microsoft de Argentina S.A., and Unilever Argentina.

Management. We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of our units not rented, in which case we absorb the cost. Our leaseable space is marketed through commissioned brokers, the media and directly by us.

Leases. We lease our offices and other properties pursuant to contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three additional years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding our direct and indirect ownership interest in Offices and other non-shopping center rental properties.

Offices and other non-shopping center rental properties

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental income		Accumulated Annual Rental Income For fiscal years Ps./000 (4)		Book Value Ps./000 (5)
					Ps./000 (3)	2008	2007	2006
Offices
Intercontinental Plaza (6)	11/18/97	22,535	100%	100%	1,368	12,496	10,977	5,436	90,526
Dock Del Plata	11/15/06	7,921	100%	100%	533	6,945	3,103	N/A	25,654
Libertador 498	12/20/95	10,533	100%	100%	782	8,551	6,307	3,872	39,632
Maipú 1300	09/28/95	10,280	100%	100%	701	8,107	6,006	3,515	41,029
Laminar Plaza	03/25/99	6,521	100%	100%	499	5,607	4,631	3,059	28,342
Reconquista 823/41	11/12/93	5,016	100%	100%	185	2,256	1,139	N/A	18,445
Suipacha 652/64	11/22/91	11,453	100%	100%	357	2,480	1,398	1,055	11,840
Edificios Costeros	03/20/97	6,389	89%	100%	325	3,896	3,124	1,760	17,922
Costeros Dique IV	08/29/01	5,437	100%	100%	394	4,603	1,987	1,736	20,287
Bouchard 710	06/01/05	15,014	100%	100%	1,184	12,931	8,900	5,813	67,305
Bouchard 551	03/15/07	23,378	100%	100%	1,674	12,678	3,925	N/A	155,226
Madero 1020	12/21/95	215	100%	100%	7	89	97	78	696
Della Paolera 265	08/27/07	15,822	100%	100%	1,303	15,688	N/A	N/A	165,463
Edificio República	04/28/08	19,533	19%	100%	203	203	N/A	N/A	228,767
Others (7)	N/A	3,677	100%	N/A	140	1,385	1,289	1,040	10,606
Subtotal Offices		163,725	90%	N/A	9,656	97,915	52,883	27,364	921,740

Other Non-Shopping Center Rental Properties
Commercial Properties (8)	N/A	504	56%	N/A	17	188	242	175	4,150
Work in progress Dique IV (11)	12/02/97	N/A	N/A	100%	N/A	—	N/A	N/A	36,387
Museo Renault	12/06/07	1,275	100%	100%	30	204	—	—	4,970
Thames (6)	11/01/97	33,191	100%	100%	51	607	607	607	3,899
Santa María del Plata S.A.	07/10/97	60,100	100%	90%	67	958	1.043	1.234	12,494
Other properties (9)	N/A	2,072	100%	N/A	16	220	168	106	8,980
Subtotal Other Rental Properties		97,142	98%	N/A	181	2,177	2,060	2,122	68,042

Related Fees (12)		N/A	N/A	N/A	N/A	897	740	1,079	N/A

TOTAL OFFICES AND OTHER NON-SHOPPING CENTER RENTAL PROPERTIES (10)		260,866	94%	N/A	9,836	100,989	55,683	30,565	992,620

15

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of 06/30/08 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(6)	Indirectly owned through Inversora Bolivar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2768 and Sarmiento 517 (through IRSA)
(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I; Retail stores in Abril (wholly assigned to Abril S.A.) and Casona in Abril (through IRSA and IBSA).
(9)	Includes the following properties: one unit in Alto Palermo Park (through IBSA), Constitución 1159 and Torre Renoir I (through IRSA) and others.
(10)	Corresponds to the “Offices and other non-shopping center rental properties” business unit mentioned in Note 4 to our Consolidated Financial Statements.
(11)	Work in progress of an AAA office building in Puerto Madero.
(12)	Income from buildings’ management fees.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2008, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring (1)	Square meters subject to expiring leases (2)	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(in square meters)	(%)	(Ps.)	(%)
2009	52	47,890	52%	21,713,170	19%
2010	56	52,583	22%	40,081,509	35%
2011	54	55,537	23%	46,227,909	40%
2012	9	7,652	3%	6,626,334	6%
Total	171	163,662	100%	114,648,922	100%

(1)	Includes Offices which contract has not been renewed as of June 30, 2008.
(2)	Does not include vacant leased square meters.
(3)	Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage during fiscal years ended June 30, 2008, 2007 and 2006:

	Occupancy Percentage Fiscal year ended June 30,(1)
	2008	2007	2006
	(in percentage)
Offices
Intercontinental Plaza	100	100	100
Bouchard 710	100	100	100
Bouchard 551	100	100	N/A
Dock del Plata	100	100	N/A
Libertador 498	100	100	100
Maipu 1300	100	100	95

16

Laminar Plaza	100	100	100
Madero 1020	100	100	100
Reconquista 823/41	100	100	0
Suipacha 652/64	100	100	100
Edificios Costeros	89	96	95
Costeros Dique IV	100	96	100
Della Paolera 265	100	N/A	N/A
República	19	N/A	N/A
Others(2)	100	100	100

(1)	Leased square meters in accordance with lease agreements in effect as of June 30, 2008, 2007 and 2006 considering the total leaseable office area for each year.
(2)	Includes the following buildings: Madero 942, Av. de Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2008, 2007 and 2006:

	Annual average income per square meter Fiscal year ended June 30,(1)
	2008	2007	2006
	(Ps. per square meter)
Offices
Intercontinental Plaza	555	487	299
Bouchard 710	861	623	387
Bouchard 551 (2)	458	118	N/A
Dock del Plata	877	392	N/A
Libertador 498	812	634	374
Maipu 1300	789	597	373
Laminar Plaza	860	710	479
Madero 1020	414	450	362
Suipacha 652/64	217	123	119
Reconquista 823/41	450	236	—
Edificios Costeros	610	504	278
Costeros Dique IV	847	387	259
Della Paolera 265 (3)	992	N/A	N/A
República (4)	55	N/A	N/A
Others (5)	448	429	285

(1)	Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.
(2)	Lease agreement beginning in the third quarter of fiscal year ended June 30, 2007, consequently income is for only three months of that fiscal year. In the third quarter of fiscal year 2008, 9,946 sqm were sold.
(3)	The property was acquired on 08/27/07, consequently income is for only ten months of fiscal year ended June 30, 2008.
(4)	The property was acquired on 04/28/08 and construction works were in progress, consequently income is for only 1 month of the fiscal year ended June 30, 2008.
(5)	Includes the following buildings: Madero 942, Av. de Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

Below is information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leaseable area of each property.

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, Alto Palermo and Cresud.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building acquired by us in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Unilever de Argentina S.A., Sibille S.C. (KPMG), and Microsoft de Argentina S.A.

Bouchard 551, City of Buenos Aires. Bouchard 551, known as “Edificio La Nación”, is an office building we acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite the Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters

17

approximately, and parking for 177 units. On January 9, 2008, we sold 29.9% of the building, which represented a highly attractive opportunity for our Company in terms of realizing the appreciation of its portfolio assets. The transaction, which was agreed over a surface area of 9,946 sqm plus 133 parking spaces, amounted to US$ 34.4 million and generated a gain of Ps.19.0 million. The principal tenants include La Nación S.A., and Price Waterhouse & Co., AS. EM. S.R.L.

Dock del Plata, City of Buenos Aires. Dock del Plata is an office building we acquired in November 2006, located in the Puerto Madero area at Alicia Moreau de Justo 400. The building is 4-story high, with an average surface per plant of 1,500 square meters and parking lot for 309 units. The principal lessees are Veco S.A., Davila 380 S.A., Farmacity S.A., Rosso Alba, Francia y Ruiz Romero, Converse Argentina S.A., AT & T Communications Serv. S.R.L., MCO LEX S.R.L., Garfin Agropecuaria S.A., CA Argentina S.A. and Dell América Latina Corp.

BankBoston Tower. On August 27, 2007, we signed a deed for US$ 54 million that entitles us to an undivided 50% ownership interest in an office building of 31,670 square meters of gross leaseable area, known as the BankBoston Tower. This modern property is located at 265 Carlos Maria Della Paolera in the City of Buenos Aires, and it was designed by the recognized Architect Cesar Pelli. The transaction was consummated for an aggregate purchase price of US$108 million (including taxes and other expenses), of which we paid US$54 million. As of June 30, 2008, the occupancy rate of the BankBoston Tower was 100%. The principal tenants include Standard Bank, Exxon Mobile, Kimberly Clark de Argentina, Hope, Duggan & Silva S.C. and Apache Energía.

Libertador 498, City of Buenos Aires. Libertador 498 is a 27-story office tower located at the intersection of three of the most important thoroughfares of the City of Buenos Aires, making it accessible from the north, west and south of the city. We own 17 floors with an average area per floor of 620 square meters and 281 parking spaces. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include MTV Networks Argentina S.R.L., Epson Argentina S.A., Yara Argentina S.A., Alfaro Abogados S.C., Julius Baer Financial Consultancy S.A., LG Electronics Argentina S.A., Allergan Productos Farmacéuticos S.A. and our subsidiary CYRSA S.A.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower located on the San Martín Plaza, a prime office zone facing Avenida del Libertador, an important north-to-south access. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires’ most important public transportation hub, connecting rail, subway and bus transit. We own the entire building which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Carlson Wagonlint Travel Argentina S.A. and PPD Argentina S.A.

Laminar Plaza, City of Buenos Aires. Laminar Plaza is a 20-story office building located in Catalinas, the City of Buenos Aires’ most exclusive office district. Each floor has an average area of 1,453 square meters, including common areas. We own 5 floors and 66 parking spaces. The main tenants include Cisco Systems Argentina S.A., Telefónica Móviles de Argentina S.A., Chubb Argentina de Seguros S.A., Hewitt Associates S.A., Apache Petrolera Argentina S.A., Natural Energy S.A. and Fertiva Latinoamérica S.A.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. We own the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and Alto Palermo’s subsidiary, Tarshop S.A.

Reconquista 823/41, City of Buenos Aires. Reconquista 823/41 is a 15-story office tower located in the Catalinas area. We own the entire building which is made up of three basements, space for 52 cars in the car parks, the ground floor and 15 floors of office space. The building has floors with an average area of 540 square meters. As of June 30, 2008, we have an occupancy rate of 100.0%. The building’s principal tenants include Marval & O’Farrell and Tracker S.R.L.

Edificios Costeros, Dique II, City of Buenos Aires. Costeros A and B are two four-story buildings developed by us and located in the Puerto Madero area. We own the two buildings which have a gross

18

leaseable area of 6,319 square meters. In September 1999 we completed their construction and in April 2000 began to market the office spaces and 147 parking spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., Reckitt Benchiser Argentina S.A., Martina Di Trento S.A., Italcred S.A., Minera Agua Rica L.L.C. and Somos Tres S.R.L.

Edificios Costeros, Dique IV, City of Buenos Aires. On August 29, 2001, we signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerense S.R.L., London Supply S.A.C.I.F.I., Techint Cía. Técnica Internacional S.A.C.I. and Trafigura Argentina S.A.

Edificio República. On April 28 we acquired the building known as “Edificio República”, located in the intersection of Tucumán and Bouchard streets after having exercised the purchase option for that building. The final price we paid was US$70.3 million. This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,533 gross leaseable square meters to our portfolio. The building is distributed in 20 floors, 16 of which were vacated at the time of acquisition. As of the date hereof, we have closed negotiations and executed agreements for 9,000 sqm with several important tenants, including Apache Energía, Deutsche Bank, Estudio Beccar Varela and Banco Itaú, at values of US$37 and US$39 per square meter.

Other office properties. We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps. 1.4 million in annual rental income for fiscal year 2008. Among these properties are Madero 942, Libertador 602, Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties. Our portfolio of rental properties includes 10 non-shopping center leased properties that are leased as street retail, a warehouse, two leased undeveloped plots of land and various other uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Edificio Crucero I, Thames and Solares de Santa María.

Shopping Centers

We are engaged in purchasing, developing and managing shopping centers through our subsidiary Alto Palermo. As of June 30, 2008, Alto Palermo operated and owned majority interests in ten shopping centers, five of which are located in the City of Buenos Aires, one of which is located in the greater Buenos Aires metropolitan area and the other four of which are located in the interior Argentine cities of Salta, Rosario, Mendoza and Córdoba.

As of June 30, 2008, we owned 63.3% of Alto Palermo and Parque Arauco S.A. owned 29.6%. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related ADSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2008, we owned US$31.7 million of Alto Palermo’s convertible notes due July 2014. If we and all other holders of such convertible Notes were to exercise our option to convert the convertible notes into shares of Alto Palermo’s common stock, our shareholding in Alto Palermo would increase to 65.9% of its fully diluted capital.

As of June 30, 2008, Alto Palermo’s shopping centers comprised a total of 232,659 square meters of gross leaseable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants). For the year ended June 30, 2008, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 99.3%.

As a result of our acquisition of several shopping centers, we centralized management of our shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

19

The following table shows certain information concerning our shopping centers as of June 30, 2008:

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy rate (2)	Annual Rental Income For the fiscal years (in thousands of Ps.) (4)			Book Value (in thousands of Ps.) (5)
					2008	2007	2006 (12)
Shopping Centers (6)
Alto Palermo	12/23/97	18,551	100.0%	100.0%	69,847	57,345	47,730	178,622
Abasto Shopping (13)	07/17/94	39,642	100.0%	99.6%	69,639	56,380	44,739	180,972
Alto Avellaneda (11)	12/23/97	37,030	100.0%	99.8%	39,958	31,249	25,151	96,271
Paseo Alcorta	06/06/97	14,465	100.0%	99.5%	37,293	31,241	24,562	72,144
Patio Bullrich	10/01/98	11,685	100.0%	100.0%	28,864	25,368	21,425	101,291
Alto Noa Shopping	03/29/95	18,851	100.0%	100.0%	9,598	6,635	5,243	25,039
Buenos Aires Design	11/18/97	14,069	53.7%	100.0%	12,020	10,359	8,619	13,617
Alto Rosario Shopping (13)	11/09/04	28,561	100.0%	99.2%	20,040	15,464	11,823	81,630
Mendoza Plaza Shopping	12/02/04	39,688	100.0%	97.7%	24,232	18,779	14,636	88,363
Fibesa and Others (7)	—	N/A	100.0%	N/A	21,402	13,636	11,075	—
Comercializadora Los Altos S.A.	—	N/A	100.0%	N/A	1,925	—	—	—
Neuquén (8)	07/06/99	N/A	94.6%	N/A	—	N/A	N/A	12,912
Panamerican Mall S.A. (9)	12/01/06	37,404	80.0%	N/A	—	N/A	N/A	283,361
Córdoba Shopping Villa Cabrera	12/31/06	10,117	100.0%	97.2%	10,577	3,810	N/A	72,464

Revenues from consumer finance		—	N/A	80.0%	N/A	291,030	212,965	122,969

TOTAL GENERAL (10)		270,063	93.9%	99.3%	636,425	483,231	337,972	1,206,686

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Effective interest of Alto Palermo in each business unit. We have a 63.33% in APSA.
(4)	Represents the total consolidated leases according to the RT21 method.
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(6)	Owned through APSA.
(7)	Includes revenues from Fibesa S.A. and others.
(8)	Parcel of land for the development of a shopping center.
(9)	The project includes the construction of a shopping center, a hypermarket, a movie theater complex and an office and/or residential building.
(10)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements. Includes profits for the Tarshop credit card.
(11)	9.57% of the shopping center surface was under construction until late April 2008.
(12)	Includes Ps. 23.0 million for the sale of the Alcorta Plaza parcel; mentioned in Note 4 of the Consolidated Financial Statements, in the segment “Development and sale of properties”.
(13)	Excludes Museo de los Niños.

20

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the periods shown:

	Fiscal year ended June 30, (1)
	2006 Ps.	2007 Ps.	2008 Ps.
Abasto	453,871,445	573,874,588	720,398,373
Alto Palermo	436,244,953	502,220,444	631,821,667
Alto Avellaneda	308,900,404	418,349,117	560,693,754
Paseo Alcorta	264,060,375	321,948,304	385,515,939
Patio Bullrich	195,877,528	226,200,714	271,411,516
Alto Noa	104,529,187	130,318,508	173,998,891
Buenos Aires Design	91,921,046	110,722,931	132,952,563
Mendoza Plaza	275,864,008	337,757,597	433,394,266
Alto Rosario	143,806,266	204,430,069	271,331,827
Cordoba	N/A	N/A	120,827,838

Total Retail Sales (2)	2,275,075,212	2,825,822,272	3,702,346,634

Notes:

(1)	Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from stands and spaces used for special exhibitions.

Lease Expirations

The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2008, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases (sqm)	Percentage of Total Square Meters Subject to Expiration (%)	Annual Base Rent Under Expiring Leases(1) (Ps.)	Percentage of Total Base Rent Under Expiring Leases (%)
2009 (2)	554	103,092	44%	64,177,684	40%
2010	291	39,340	17%	40,347,812	25%
2011	288	37,885	16%	41,529,159	26%
2012+	67	52,342	23%	13,216,865	9%

Total	1,200	232,659	100%	159,271,520	100%

(1)	Includes only the basic rental income amount. Does not give effect to our ownership interest.
(2)	Includes stores which contracts have not been renewed yet and vacant stores at June 30, 2008.

Occupancy Rate

The following table shows the average occupancy rate of each shopping center during fiscal years ended June 30, 2008, 2007 and 2006:

	Occupancy Rate Fiscal year ended June 30,
	2008	2007	2006
	(%)	(%)	(%)
Abasto de Buenos Aires	99.6	97.0	99.9
Alto Palermo Shopping	100.0	99.6	100.0
Alto Avellaneda	99.8	95.0	96.6
Paseo Alcorta	99.5	99.0	99,2
Patio Bullrich	100.0	100.0	100,0
Alto Noa	100.0	100.0	100,0
Buenos Aires Design	100.0	100.0	100.0
Alto Rosario	99.2	93.4	100,0
Mendoza Plaza Shopping	97.7	95.9	97.8
Córdoba Shopping Villa Cabrera	97.2	0.0	N/A

Total Average	99.3	97.8	99.3

21

Rental Price

The following table shows the annual/period average rental price per square meter for the fiscal years ended June 30, 2008, 2007 and 2006:

	Annual Average Revenue per square meter Fiscal year ended June 30,
	2008	2007	2006
	(Ps./sqm)	(Ps./sqm)	(Ps./sqm)
Abasto de Buenos Aires	1437	1273	1,021
Alto Palermo Shopping	3058	2925	2,432
Alto Avellaneda	972	1100	900
Paseo Alcorta	2314	2074	1,629
Patio Bullrich	2096	2051	1,792
Alto Noa	461	344	280
Buenos Aires Design	673	634	501
Alto Rosario	609	484	376
Mendoza Plaza Shopping	537	456	354
Córdoba Shopping Villa Cabrera	871	N/A	N/A

Principal Terms of our Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Our lease agreements are generally denominated in Pesos.

Leaseable space in our shopping centers is marketed through an exclusive arrangement with our real estate broker Fibesa S.A. We have a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

We charge our tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements.

In addition to rent, we charge most of our tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without our consent.

22

We are responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. We also provide the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. We determine this percentage based on the tenant’s gross leaseable area and the location of its store. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

We carry out promotional and marketing activities to increase attendance to our shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by us. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. We may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of our shopping center revenues for our fiscal years ended June 30, 2006, 2007 and 2008:

	Fiscal Year ended June 30,
	2008 (Ps.)	2007 (Ps.)	2006 (Ps.)
Fixed monthly minimum rent	159,140,526	129,594,156	104,548,288
Variable rent dependent on sales	73,298,452	51,872,357	40,896,378
Stand and kiosk rentals	27,144,073	21,303,064	17,711,770
Admission fees	40,275,442	34,477,499	26,254,296
Various	31,959,152	23,012,445	17,035,196
Parking	13,577,014	9,872,453	8,523,290
Total rent and services	345,394,659	270,131,974	214,969,218
Tarjeta Shopping revenues	291,030,288	212,965,332	122,968,616
Other revenues from other segments	—	133,848	33,830

Total shopping center revenues	636,424,947	483,231,154	337,971,664

23

Description of each Shopping Center

Set forth below is information regarding our principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 143-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access. Alto Palermo Shopping has a total constructed area of 65,029 square meters that consists of 18,551 square meters of gross leaseable area. The shopping center has a food court with 19 restaurants. Alto Palermo Shopping is spread out over four levels and has a 654 car-parking lot. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps.2,298 per square meter for the fiscal year ended June 30, 2007 and Ps. 2,838 per square meter for the fiscal year ended June 30, 2008. Principal tenants currently include Zara, Frávega, Garbarino, Sony Style, Just For Sport and Musimundo. Alto Palermo Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 17.4% of its gross leaseable area at June 30, 2008 and approximately 9.2% of its annual base rent for the fiscal year ended on such date. In January 2007, we started a series of major reform works at the shopping center which were partially completed in May 2008. This comprehensive renewal includes the remodeling of the façade facing Coronel Díaz street, the under-bridge of Arenales street, the Santa Fe street access and the food court and we are about to complete the under-bridge of Arenales street and internal redistribution works of the shopping center.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 142-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of Buenos Aires. Alto Avellaneda has a total constructed area of 108,598 square meters that includes 23,712 square meters of gross leaseable area. Alto Avellaneda includes several anchor stores, a six-screen multiplex movie theatre, a Wal-Mart superstore, an entertainment area, a bowling alley, a 17-restaurant food court and an outdoor parking lot and as of April 28, 2008, it also includes a Falabella department store. Wal-Mart purchased from us the space it now occupies. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps.1,275 per square meter for the fiscal year ended June 30, 2007 and Ps. 1,262 per square meter as of June 30, 2008. Principal tenants currently include Frávega, Megatone, Falabella, Bingo, Garbarino and Compumundo. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 34.7% of its gross leaseable area at June 30, 2008 and approximately 12.2% of its annual base rent for the fiscal year ended on such date

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 111-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553 square meters that consists of 14,465 square meters of gross leaseable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 17-restaurant food court, a Carrefour hypermarket, and a parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps.1,863 per square meter for the fiscal year ended June 30, 2007 and Ps. 2,221 per square meter as of June 30, 2008. Principal tenants currently include Zara, Frávega, Musimundo, Armani Exchange, Kartun and Etiqueta Negra. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.2% of Paseo Alcorta’s gross leaseable area at June 30, 2008 and approximately 9.2% of its annual base rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Shopping is a 171-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by subway, railway and highway. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center, with approximately 39,642 square meters of gross leaseable area. Abasto Shopping is located across from Torres de Abasto residential apartment development and Coto supermarket. The shopping center includes a food court with 24 restaurants covering an area of 9,890 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto,” a museum for children. Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. Tenants in this shopping center generated estimated average monthly sales of approximately Ps.1,205 per square meter

24

for the fiscal year ended June 30, 2007 and Ps. 1,514 per square meter as of June 30, 2008. Principal tenants currently include Zara, Hoyts Cinemas, Frávega, Compumundo and Garbarino. Abasto Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 8.7% of the annual base rent for the fiscal year ended on June 30, 2008.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 80-store shopping center located in Recoleta, a popular tourist zone in City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 29,982 square meters that consists of 11,685 square meters of gross leaseable area. The four-story shopping center includes a 14 restaurant food court, an entertainment area, a four-screen multiplex movie theatre and a parking lot with 215 spaces. Patio Bullrich is one of the shopping centers with higher revenues in Argentina in terms of sales per square meter, with an average of Ps.1,717 per square meter for the fiscal year ended June 30, 2007 and Ps. 1,936 per square meter as of June 30, 2008. Principal tenants currently include Armani, Diesel, Etiqueta Negra, La Martina, Christian Dior, Cacharel and Rouge International. Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 18.3% of Patio Bullrich’s gross leaseable area at June 30, 2008, and approximately 12.7% of its annual base rent for the fiscal year ended on such date.

Alto Noa, Salta, Province of Salta. Alto Noa is an 89-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 18,851 square meters of gross leaseable area and includes a 14-restaurant food court, a large entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. Tenants in this shopping center generated estimated average monthly sales of approximately Ps.577 per square meter for the fiscal year ended June 30, 2007 and Ps. 769 per square meter as of June 30, 2008. Principal tenants currently include Supermercado Norte, Frávega, Garbarino, Y.P.F., Musimundo and Slots. Alto Noa’s five largest tenants (in terms of sales in this shopping center) represented approximately 33.0% of Alto Noa’s gross leaseable area as of June 30, 2008 and approximately 16.4% of its annual base rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 63-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.6% interest in Emprendimientos Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131 square meters that consists of 14,069 square meters of gross leaseable area. The shopping center has 45 restaurants, is divided into two floors and has a 174-car parking lot. Tenants in this shopping center generated estimated average monthly sales of approximately Ps.659 per square meter for the fiscal year ended June 30, 2007 and Ps. 788 per square meter as of June 30, 2008. Principal tenants currently include Morph, Barugel Azulay, Garbarino, Hard Rock Café, Kalpakian and Prima Fila. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 22.9% of Buenos Aires Design’s gross leaseable area as of June 30, 2008 and 20.1% of its annual base rent for the fiscal year ended on such date.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a shopping center of 145 stores, located in City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,561 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 15 stores, a children’s’ entertainment area, a 14-cinema complex and parking lot for almost 1,736 vehicles. Tenants in this shopping center generated average monthly sales of approximately Ps.563 per square meter, for fiscal year ended June 30, 2007 and Ps. 792 per square meter as of June 30, 2008. Principal tenants are Frávega, Sport 78, McDonald’s, Showcase Cinemas, Compumundo and Red Megatone. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.4% of Alto Rosario’s gross leaseable area as of June 30, 2008 and 10.3% of its annual base rent for the fiscal year ended on such date.

Mendoza Plaza, Mendoza, Province of Mendoza. Mendoza Plaza is a 152-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 39,688 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 20 stores, an entertainment center and a supermarket which is also a tenant. Tenants in this shopping center generated estimated average monthly sales of approximately Ps. 715 per square meter for the fiscal year 2007 and Ps. 910 per square meter as of June 30, 2008. During the year 2005 a 68.8% interest was acquired to Pérez Cuesta, and as of June 30, 2008, increased up to 100.0%. Principal tenants currently include Falabella, Super Plaza Vea, Frávega, Garbarino, Red

25

Megatone and Village Cinemas. Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 33.5% of Mendoza Plaza’s gross leaseable area at June 30, 2008, and approximately 21.0% of its annual base rent for the fiscal year ended on such date.

Córdoba Shopping, Villa Cabrera, Córdoba. Córdoba Shopping is a 104-store commercial center located in Villa Cabrera, Province of Córdoba. It covers 10,177 square meters of gross leaseable area. The Córdoba Shopping has a movie theatre complex with 12 units and approximately 6,929 square meters, a food court and an entertainment area. Tenants in this shopping center generated estimated average monthly sales of approximately Ps. 115 per square meter for the fiscal year 2007 and Ps. 995.3 per square meter as of June 30, 2008. Principal tenants are New Sport, Musimundo, Dexter, McDonald’s, Canotier and El Balcón. Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.7% of Córdoba Shopping’s gross leaseable area and approximately 7.6% of its annual base rent for the fiscal year ended on June 30, 2008.

Panamerican Mall Project. City of Buenos Aires. In December 2006, we entered into a series of agreements for the construction, marketing and management of a new shopping center to be developed in the neighborhood of Saavedra, City of Buenos Aires, by Panamerican Mall S.A. The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office building and/or housing building, accordingly, the completed project will have more than 50,000 sqm of gross leaseable area. This is currently one of the Company’s most significant development projects. In March 2007, we started the construction of this shopping center and we estimate that its inauguration will take place in early 2009. As of June 30, 2008, the degree of completion was 32%.

Acquisition of a Shopping Center. On December 28, 2007, Alto Palermo S.A. entered into a preliminary agreement with INC S.A. concerning a partial conveyance of goodwill whereby Alto Palermo agreed to buy a shopping center located in San Isidro, in northern Greater Buenos Aires, called “Soleil Factory”. The closing of this transaction is subject to certain conditions precedent. The total price was US$ 20.7 million, of which Alto Palermo paid US$ 8.1 million as downpayment. The balance of US$ 12.6 million, is payable in 2014.

Consumer Finance

Tarshop. Tarshop is one of Argentina’s leading companies in the consumer finance market. We commercialize and issue credit cards and grant unsecured personal loans.

Tarshop’s majority shareholder is Alto Palermo S.A. (APSA), with an 80% ownership interest. The remaining 20% of the Company’s capital stock belongs to Mr. León Halac, the Company’s current CEO.

As of June 30, 2008, Tarshop had 894,000 customer accounts, 640,000 of which had outstanding balances, with average outstanding amounts of Ps. 1,630 each. Therefore, the Company’s total portfolio represents Ps. 1,044.6 million, with 78% of the portfolio subject to securitization through the Tarjeta Shopping Trust Program.

The largest portion of Tarshop’s revenues is derived from its credit card segment, which represented 74% of total sales in the fiscal year ended June 30, 2008, amounting to Ps. 1,413.8 million (Ps. 117.8 million in average per month). As of the date hereof, Tarshop has issued 958,000 cards, including holders and additional cards, and an average of 11,000 cards for holders since 2005.

On the other hand, for the period above mentioned, Tarshop’s personal loan segment generated on average 26% of its monthly sales. In recent years, there was an expansion and consolidation of the personal loans granted, the amount of which exceeded Ps. 502 million in fiscal year ended June 30, 2008.

26

Tarshop has a commercial network made up by 29 branches scattered throughout the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta and Jujuy. As of June 30, 2008, the retailers accepting our credit card as means of payment exceeded 45,000, 46% of which regularly record transactions, having generated more than 7.5 million transactions during fiscal year 2008.

Sales of Development Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In our fiscal year ended June 30, 2007, revenues from our Development and sale of properties segment were Ps.75.8 million, compared to Ps.196.8 million in the fiscal year ended June 30, 2008. The real estate market was promoted by the increase in the demand for all types of properties, whether office buildings, housings, retail premises or other. Likewise, the current framework provides incentives for the development of projects linked to our real estate activity. Therefore, during the 2008 fiscal year we expect to complete the projects under development, as well as to analyze new undertakings.

Construction and renovation works on our residential development properties are currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, we deliver undeveloped pieces of land and another firm is in charge of building the project. Eventually, we receive finished square meters for commercialization, without taking part in the construction works.

In the first quarter of fiscal year 2008, in order to strengthen our presence in the development properties segment, we, together with CYRELA, a renowned Brazilian developer, created an undertaking that operates under the name IRSA-CYRELA (CYRSA) to develop top-level construction residential units in Argentina applying innovating sales and financing policies and based on a new concept in residential units in line with the latest global trends.

IRSA-CYRELA’s first project, which has been developed in a plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires and it will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings and the other on Avenida del Libertador with three 17-floor buildings, totaling 59,000 sqm of construction distributed in 467 units. With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room; a work zone; indoor swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name but a few. The showroom was opened to the public in March with immediate success. As of June 30, 2008, preliminary sales agreements had been executed for 96% of the units to be marketed, and the results will be reflected as the works make progress, consolidated at 50%. The units will be completed and delivered in early 2011.

27

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2008 and 2007:

Development Properties

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for sale (sqm) (2)	Total Units or Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated sales (Ps. 000) (5)	Accumulated Sales in (Ps. 000) as of June 30 of fiscal year (6)			Book Value (Ps. 000) (7)
									2008	2007	2006
Residential Apartments
Torres Jardín	07/18/96	56,579	32,339	490	100.00%	100.00%	99.80%	70,626	577	—	—	212
Torres de Abasto (8)	07/17/94	74,810	35,630	545	63.33%	100.00%	100.00%	109,561	295	—	—	325
Edificios Cruceros	07/22/03	5,740	3,633	40	100.00%	100.00%	100.00%	19,676	1,262	8,383	10,031	19
San Martín de Tours	03/20/03	12,171	2,891	20	100.00%	100.00%	77.20%	10,916	2,359	8,557	—	1,886
Minetti D	12/20/96	15,069	6,913	70	100.00%	100.00%	98.89%	11,675	49	—	—	58
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100.00%	100.00%	100.00%	47,920	—	390	63	—
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	94.00%	96.00%	—	—	—	—	—
Torres Renoir II (15)	11/03/97	41,808	6,294	37	100.00%	N/A	100.00%	56,591	56,591	—	—	42,485
Torres de Rosario (8)	04/30/99	—	1,504	15	63.33%	0.00%	0.00%	—	—	—	—	3,379
Terrenos de Caballito (16)	11/03/97	—	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Swap receivables Terreno Caballito (Cyrsa) (15)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	19,742
Swap receivables Terreno Caballito (KOAD) (15)	11/03/97	22,815	6,833	118	100.00%	50.00%	100.00%	22,815	—	—	22,815	22,663
Libertador 1703 y 1755	01/16/07	—	59,000	467	50.00%	0.53%	98.00%	—	—	—	—	64,300
Other (10)	N/A	31,101	18,061	162	100.00%	100.00%	100.00%	36,110	—	—	—	13

Subtotal Residential Apartments		318,910	206,204	2065				385,891	61,133	17,330	32,909	159,519
Residential Communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	95.90%	222,091	4,030	1,124	3,942	7,729
Benavidez (15)	11/18/97	20,544	127,717	110	100.00%	97.00%	100.00%	11,830	—	—	—	9,995
Villa Celina I, II and III	05/26/92	4,742	75,970	219	100.00%	100.00%	98.95%	13,952	—	—	—	43

Subtotal Residential Communities		156,241	1,612,592	1,602				247,873	4,030	1,124	3,942	17,767
Land reserves
Puerto Retiro (9)	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,498
Santa María del Plata	07/10/97	—	675,952	—	90.00%	0.00%	10.00%	31,000	—	31,000	—	135,785
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Terrenos Alcorta (8)	07/07/98	—	1,925	—	63.33%	0.00%	100.00%	22,969	—	—	22,969	—
Terreno Rosario (8)	04/30/99	—	42,620	—	63.33%	0.00%	19.85%	3,428	3,428	—	—	17,093
Caballito Mz 35	11/03/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	19,152	—	—	—
Canteras Natal Crespo	07/27/05	—	4,320,000	—	50.00%	0.00%	0.00%	223	57	91	75	5,555
Luján	05/30/08	—	1,160,000	—	100.00%	0.00%	0.00%	—	—	—	—	9,510
Terreno Berutti (8)	06/24/08	—	3,238	—	63.33%	0.00%	0.00%	—	—	—	—	52,030
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Padilla 902	07/21/97	—	125	—	100.00%	0.00%	0.00%	—	—	—	—	101
Coto Air Space (8)	09/24/97	—	19,755	—	63.33%	0.00%	0.00%	—	—	—	—	13,143
Torres Jardín IV	07/18/96	—	3,201	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Terreno Caballito (8)	11/03/97	—	23,389	—	100.00%	0.00%	0.00%	—	—	—	—	36,696
Other (12)	N/A	—	13,537,620	—	81.67%	0.00%	0.00%	—	—	—	—	11,439

Subtotal Land Reserves			21,919,527	—				76,772	22,637	31,091	23,044	364,005
Other
Alsina 934	08/20/92	705	3,750	1	100.00%	100.00%	100.00%	11,745	—	—	1,833	—
Bouchard 551	03/15/07	244,148	9,946	N/A	100.00%	100.00%	100.00%	108,423	108,423	—	—	—
Madero 1020	12/21/95	16,008	5,056	8	100.00%	100.00%	100.00%	16,947	476	—	—	—
Dique III	09/09/99	25,836	10,474	3	100.00%	0.00%	100.00%	91,638	—	26,206	41,808	—
Patio Olmos	09/25/2007	22,700	5,147	—	100.00%	100.00%	100.00%	—	—	—	—	32,944
Other Properties (13)	N/A	14,418	7,017	33	100.00%	100.00%	99.22%	21,468	112	—	430	1,567

Subtotal		323,815	41,390	45				250,221	109,011	26,206	44,071	34,511

TOTAL (14)		798,966	23,779,713	3,712				960,756	196,811	75,751	103,966	575,801

28

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation as of 02/28/03.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at June 30, 2008, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Through Inversora Bolívar S.A.
(10)	Includes the following properties: Dorrego 1916 through IRSA.
(11)	Directly through IRSA and indirectly through Inversora Bolívar S.A. Includes sales of shares in Abril.
(12)	Includes the following land reserves: Isla Sirgadero, Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II , advance purchase San Luis (through IBOSA) and C. Gardel 3134, C. Gardel 3128, Agüero 596, Zelaya 3102, Conil and others APSA (through APSA).
(13)	Includes the following properties: Puerto Madero Dique XIII, Income from Termination.
(14)	Corresponds to the “Development and sale of properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(16)	Owed by CYRSA S.A.

Residential Apartments and Lofts

In the apartment building market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those to be constructed. We then develop multi-building high-rise complexes targeting the middle-income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2008, 20 parking spaces were pending sale. The project originally included four 23-story towers targeting the middle-income market, but we decided not to construct Torres Jardín IV and may consider a barter transaction with a third party for its construction.

Torres de Abasto, City of Buenos Aires. Torres de Abasto is a 545-apartment high-rise residential apartment complex developed through our subsidiary Alto Palermo, located one block from Abasto Shopping. The project consists of three 28-story buildings and one 10-story building targeted to the middle-income market. The apartments were completed in May 1999. The complex has a swimming pool, a terrace, 24-hour security, four retail stores on the ground floor of one of the buildings and 310 underground parking spaces. As of June 30, 2008, 100% of the units in the complex had been sold.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area of which 3,633 belong to us, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the anticipated sale of its apartments. Works are 100% finished and as of June 30, 2008, 100% of the units had been sold.

Barrio Chico, City of Buenos Aires. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2008, the project is finished and only 2 units and 8 parking spaces remain to be sold.

29

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that we converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 square meters. This development project targets the upper-income market. Palacio Alcorta also has seven retail units and 165 parking spaces. As of June 30, 2008, all of the loft units in the complex had been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2008, 98.9% of the units had been sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included with the assets we acquired in November 1997 from Pérez Companc S.A. As of June 30, 2008, 100% of Alto Palermo Plaza was sold and there was only one unit to be sold in the Alto Palermo Park.

Villa Celina, Greater Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southeastern edge of the City of Buenos Aires. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2008, 100% of the residential communities had been sold and only one plot remains to be sold.

Apartment Projects Under Development

Torre Caballito, City of Buenos Aires. This undeveloped 2.1 hectare property is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, we and Koad S.A. (“Koad”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which we sold to Koad plot number 36 of “Terrenos de Caballito” in exchange for Koad’s agreement to construct, at its sole expense, a residential complex to be named “Caballito Nuevo.” Koad has agreed to develop a residential complex consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters. The proposed apartment complex is currently expected to offer a wide variety of amenities and services. The total area of this apartment complex that will be for sale is estimated to be approximately 28,000 square meters. In August 2009, we will be entitled to ownership of 26.7% of the total square meters and 25% of the parking lots of the entire complex, representing 118 apartments and 55 parking lots located in Tower 1. As a result of this transaction, Koad granted to us a first lien mortgage on the property to secure up to US$7.4 million of its obligations to us and posted a surety bond in our favor supporting an additional US$2.0 million of Koad’s obligations to us. The degree of completion is 50% and its sale is expected to start in the following months.

Dique IV, City of Buenos Aires. This luxury office building has a total surface area of approximately 20,668 square meters, and will offer 11,000 square meters of large and versatile office space for lease. The building’s layout welcomes both companies requiring smaller office space, averaging 200 square meters, and corporations in need of an entire floor. The building will have nine floors with offices and commercial shops on the first floor. The construction involves a total investment of approximately Ps. 61.5 million and as of June 30, 2008, the degree of completion was 63.1%. Works are expected to be completed by December, 2008.

Torres Renoir, Dique III. In view of the steady increase in the demand for residential apartments in the Puerto Madero area, during fiscal year 2006 we closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 37 and 40 floors. Given the development boom in the area, the market has great expectations on the project given its exceptional features. On September 30, 2006, in view of the market’s interest in this project, the marketing of Tower 1 was launched as the rate of progress was 94.0%. As of June 30, 2008, 96% of the units had been sold, accordingly one unit is pending sale.

As regards Tower 2, during the second quarter of this fiscal year, on November 2, 2007, the company and the developer decided to replace the swap agreement for Tower 2 for a payment of US$18.3 million, which were fully repaid by the end of the third quarter. The income resulting from this transaction amounts to approximately US$4.7 million.

Vicente López, Olivos, Province of Buenos Aires. In January, 2007, we acquired the total shares of Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price

30

was US$21.17 million, payable as follows: (i) US$4.25 million in cash and (ii) through the delivery of certain units of the building to be constructed in the land owned by Rummaala in the amount of US$16.92 million, within a 4-year term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property for a total purchase price of US$15.0 million, payable as follows: (i) US$0.5 million in cash; (ii) through the delivery of certain units of buildings Cruceros I and II in the amount of US$1.25 million and (iii) trough the delivery of certain units of the building to be constructed in the land acquired for a total purchase price of US$13.25 million, within a 40-month term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the property located at Suipacha 652 was mortgaged.

In April 2007, we created CYRSA S.A. in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry.

To that end, we contributed 100% of the capital stock in Rummaala S.A. and the debt in kind associated to the acquisition of the land to CYRSA for a net amount of $ 21.5 million, whereas CYRELA contributed $ 21.5 million (an amount equivalent to the value of the shares that we contributed).

We entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in the Republic of Argentina through CYRSA S.A., which will operate under the name of IRSA—CYRELA.

Cyrsa is presently developing this plot of land. The showroom was opened to the public in March and it was an immediate success. As of June 30, 2008 preliminary sales agreements representing 96% of the units to be sold were executed, and the results will be reflected according to the work progress, consolidated at 50%. The units will be completed and delivered beginning 2011.

Residential Communities

In the residential communities market, we acquire undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties we build streets and roads and arrange for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. We seek to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways, which significantly reduce traveling time, encouraging a significant number of families to move to the new residential neighborhoods. Furthermore, improvements in public train, subway and bus transportation since their privatization has also influenced the trend to adopt this lifestyle.

As of June 30, 2008, our residential communities for the construction of single-family homes for sale in Argentina had a total of 62,990 square meters of saleable area in Abril, and 127,717 sqm of saleable area in Benavidez. Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2008, 95.9% of the property had been sold for an aggregate of Ps. 222.1 million, with 53,628 square meters left to be sold.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, we are developing a 99.8-hectare gated residential complex known as “El Encuentro”, which will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. On May 21,

31

2004 an exchange deed was signed whereby DEESA agreed to pay US$3.98 million to Inversora Bolívar, of which US$0.98 million were paid and the balance of US$3.0 million will be paid through the exchange of 110 residential plots already chosen and identified in the option contract signed on December 3, 2003. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar on the real property amounting to US$3.0 million as security for compliance with the operation and delivered US$0.5 million to Inversora Bolívar as security for the performance of the obligations undertaken. This amount will not accrue interest in favor of DEESA, and will be returned to it as follows: 50% of the outstanding balance upon certification of 50% of the work progress and the remaining upon certification of 90% of work progress. Considering the high price of the plots in the north of the province of Buenos Aires, mostly in the place in which this enterprise is placed, we have great expectations for marketing the plots to be delivered through the bartering system. As of June 30, 2008, the neighborhood was equipped with all the utilities: power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc. However, the underground tunnel and the Bancalari/Benavidez road are still pending completion. In mid-fiscal year 2008, the preliminary works for the marketing of the future residential units of the complex started.

Land Reserves

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2008, our land reserves totaled 26 properties consisting of approximately 21,920 hectares (including Rosario, Terreno Berutti, Caballito, and Coto C.I.C.S.A. (“Coto”) air space owned by Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. This is an urbanization project developed through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”). This project has a residential profile and mixed uses, it is currently expected to have residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

As part of the project, we sold 10% of Solares de Santa María capital stock for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. An initial payment of US$1.5 million was made and the balance of US$9.1 million will be paid on December 23, 2008. In order to secure his obligations under the share purchase agreement, the buyer created a pledge on certain assets owned by it for our and our subsidiary, Palermo Invest S.A.’s benefit.

Background

In 1997 we acquired the site which the National Executive Branch had assigned to be the athlete residence of the Olympic Games (Olympic Village) in case Buenos Aires was chosen as host city to hold the Olympic Games (former Boca Juniors Football Club sports town). This property is currently owned by our subsidiary Solares de Santa María S.A. From that date onwards, we have brought proceedings for the approval of a mixed-use development project to be built on the site before the governmental authorities of the City of Buenos Aires. A rule passed by the Legislative Branch of the City of Buenos Aires in 1992 (Ordinance 45,665/92), provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana—“COPUA”) (Executive Branch).

Evolution of Approval Instances

Since its beginning, the Project has been regularly updated and requests towards final approval have been periodically filed, particularly during the last 7 years, pursuant to requirements made by the authorities holding office from time to time and according to the guidelines issued by each competent agency from the beginning of the process. As different authorities have ruled the City, we have been dealing with diverse formal channels aiming at obtaining the final authorization of the Project:

In the year 2000, we filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office, which would take part in the entire proceeding to finally approve the project.

32

In 2002, by Decree 405/02, the Government issued a notice of public hearing to be held in June 2002, which was carried out with the attendance of professional and private entities and assessed by all competent agencies.

In June 2003, by Resolution No. 1004- SSEPyDU-03 the Environmental Impact Statement was issued. On August 12, 2003, we filed an amendment to the original master plan to adjust it to the recommendations made by the Public Hearing. In December 2005, the Hydraulic General Bureau gave its consent to the project.

In July 2006, the COPUA made some recommendations about the project. On December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, that included the following:

•	The project met the Guidelines of the Environmental Urban Plan.

•	The project was comprised within the proposals for the strategic development of the City’s Southern Area.

•	A perimetrical pedestrian lane was designed along the entire site on the Río de la Plata bank.

•

Maximum integration with the city was planned, continuing with the surrounding urban landscape, designing a shore park on the Río de la Plata bank and providing vehicle access to the avenues surrounding the site.

•	Donation of 50% of the site to the City of Buenos Aires was proposed for Public Use and Convenience, which is the maximum amount set forth in the Planning Code.

•	The specific ruling within the scope of Ordinance Nº 45,665/92, Law 23,738/89 and Decree 5783/92 was proposed.

On March 29, 2007, COPUAM (Advisory Body of Government composed of Advisors from the Legislative and Executive Branches) in whole session passed the 145-COPUAM-07 REPORT which stated that “this Council has no objections whatsoever from the urban point of view” to the company’s proposal and requested that the General Treasury render a decision concerning the ruling scope proposed.

In May 2007, the Traffic Undersecretary took part at the request of the Treasury and requested a new traffic study for the area. In July and November 2007, the General Town Treasury carried out a comprehensive study of the urban proposal and the bill of Decree submitted to consideration, stating that “there is no legal hindrance to continue with the Bill of Decree.”

Prior to its execution, the Decree was approved by the Minister of Planning and Public Works, the Traffic and Transport Undersecretary, the Treasury Department and the General Technical Administrative and Legal Bureau of the Ministry of Planning and Public Works. On November 9, 2007, 11 years after the dossier was opened and 15 years after the general ruling on the site was issued by the Town Council, the Government chief of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling. On December 1, 2007 Decree No. 1584 was published in the City Official Gazette No. 2815. The assignment of places for public use and convenience is the maximum one provided for in the Planning Code: 50% of the site is requested to be donated for public use and convenience (357,975 sqm) in which a common recreational area, roads, and pedestrian lanes will be constructed.

Notwithstanding the above, several operational and implementation issues remain to be approved by different areas of the authorities in charge of the urban affairs of the City of Buenos Aires. Without prejudice to the foregoing, the Decree has been judicially objected as regards formal and procedural aspects, but the authorities have not rendered a decision on this matter yet. In that sense, we will evaluate what measures to take in order to protect the acquired rights.

Puerto Retiro. Puerto Retiro is an 8.3 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the transportation hub Retiro to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so we have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own a 50% indirect interest in Puerto Retiro through our subsidiary Inversora Bolívar.

Terreno Caballito, Ferro Project. This is a property of approximately 23,389 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. The approval of the authorization of the government of the City of Buenos Aires for the development of the shopping center in this plot has not been granted, therefore, no assurance can be given of the date we will obtain such authorization.

33

Terreno Figueroa Alcorta. With respect to the plot located in the Figueroa Alcorta avenue, in front of Paseo Alcorta on December 22, 2005, our subsidiary Alto Palermo subscribed a preliminary purchase contract with possession, by which Alto Palermo sold to RAGHSA S.A. the plot denominated Alcorta Plaza for a total price of US$7.7 million. The terms and conditions of payment agreed were determined in four installments of US$1.9 million, the first installment to be due at the date of the preliminary sales contract and the second one collected on March 30, 2006, date on which the final deed was signed. The third installment was paid on March 30, 2007 and the fourth installment was paid on March 30, 2008.

Terreno Berutti. On June 27, 2008, Alto Palermo acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Shopping Alto Palermo”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

Terreno Caballito, CYRSA. As of fiscal year end, we and CYRSA Sociedad Anónima executed a barter deed pursuant to which we transferred to CYRSA under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, CYRSA agreed to carry out in the property a real estate development for residential use, which shall comprise a first stage of two towers and a third building to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to IRSA US$ 0.12 million and agreed to make certain non-cash considerations such as transferring under barter to IRSA certain home units in the buildings to be built which will represent 25% of the meters. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of IRSA in the amount of US$ 12.6 million.

Land reserves in the Province of Buenos Aires

Pereiraola, Hudson. Through Inversora Bolivar, we own a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130-hectare undeveloped property adjacent to Abril, a private residential community developed by us. We intend to use this property to develop a private residential community for the construction of single family homes targeted at the middle-income market. We have not yet established the costs and financing method for this proposed project, but we have already obtained the necessary municipal permits. The plot’s book value is estimated to be Ps.21.7 million as of June 30, 2008.

Pilar. Pilar is a 74-hectare undeveloped land reserve property located close to Pilar City, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. The Pilar area is one of the most rapidly developing areas of the country. We are considering several alternatives for this property including the development of a residential community or the sale of this property in its current state and, therefore, we do not have a cost estimate or financing plan. The plot’s book value is estimated to be Ps.3.4 million as of June 30, 2008.

Land reserves in other provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. Our subsidiary Alto Palermo owns a plot of land covering approximately 50,000 square meters of surface area in the City of Rosario, in the same place in which the Alto Rosario Shopping Center is located. On October 11, 2007, we entered into a barter agreement with Condominios del Alto S.A. pursuant to which our subsidiary Alto Palermo S.A. bartered a fraction of parcel 2-g representing a total of 7,901.30 square meters for the construction of a residential complex. As consideration for its acquisition of this parcel of land, Condominios de Alto S.A. agreed to deliver fifteen housing units, with a total constructed surface area of 1,504.45 square meters and fifteen parking spaces. In addition, APSA granted to Condominios an option to purchase through barter parcel 2-h. During fiscal year 2008, works in the site have made progress and completion of the project is expected to take place during the first months of 2009.

Neuquén Project, Province of Neuquén. The main asset of project is a plot of land of approximately 50,000 square meters. The projects includes the construction of a shopping center, a hypermarket, a hotel and an apartment

34

building. On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén, whereby the terms for the construction of the commercial and residential property were rescheduled and Shopping Neuquén S.A. was authorized to transfer to third parties the ownership of the parcels resulting from the division of the property, excluding the one where the shopping center will be constructed. Such agreement is subject to two conditions which have already been fulfilled, consisting in that the agreement were approved by means of an ordinance by the legislative branch of the Municipality of Neuquén, and that the architectural project and the extension of the environmental impact study were approved by the referred Municipality. Upon such approval, the company had a term of 150 days to file the blueprints comprising the project. This term expired on February 17, 2008, and the blueprints were filed before that date. Upon registration of such blueprints -which registration had not taken place as of the date of issuance of these financial statements- Shopping Neuquén S.A. should start the works within a 90-day term.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 we participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which we act as grantor. Such contract establishes a monthly payment which is increased by Ps.2,513 every 47 months. As of June 30, 2008, the concession is in its 196st month with a monthly payment of Ps.12,565. On September 25, 2007, Alto Palermo signed with the Government of the Province of Córdoba the title deed of the property where the Patio Olmos Shopping Center is currently operating. In addition, the relevant concession agreement was also transferred, and the agreed purchase price balance of Ps.22.7 million was paid.

Canteras Natal Crespo, Province of Córdoba. The first guidelines for development of this project are in process on the basis of the Master Plan of the Chilean architect firm called URBE. Also, preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government.

This undertaking is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infra-structure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties plots of land, the so-called countries, lots for sale or rent, production of quarries, real estate business and construction of houses.

Other Land Reserves

Our portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. We also own a property in the surroundings of the City of Santa Fe called Isla Sirgadero.

Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 we increased our share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

35

The following chart shows certain information regarding our luxury hotels:

Hotel	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy %(1)	Average price per room	Accumulated sales in Ps.000 as of June 30, (in thousand Ps.)(3)			Book value as of 06/30/07
					Ps.(2)	2008	2007	2006
Intercontinental(3)	11/97	76	309	76.1%	486	57,517	45,263	39,305	59,402
Sheraton Libertador(4)	03/98	80	200	89.3%	400	34,526	29,338	25,302	46,501
Llao Llao(5)	06/97	50	201	62.4%	933	56,804	48,080	39,156	92,868
Plots in Bariloche(5)	12/06	50	N/A	N/A	N/A	N/A	N/A	N/A	21,900
Total			710	76.0%	557	148,847	122,681	103,763	220,671
•

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Indirectly owned through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.).
(4)	Indirectly owned through Hoteles Argentinos S.A.
(5)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holdings S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires.

During 2007, the hotel was expanded at a cost of approximately US$12.7 million. The number of suites in the hotel increased to 201 rooms, improvements were made in the kitchen and laundry room, and a high technology water purifying plant was constructed. As of June 30, 2008, the works were completed and 43 additional rooms are being offered to the public.

Hotel Intercontinental, City of Buenos Aires. In November 1997, we acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 25% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

During this fiscal year we started and concluded different remodeling works, performed mainly in the rooms sector (standard and junior suites), in corridors and on the floors of the “Club Continental” sector. The aggregate investment amount was US$ 1.5 million. The remodeling works are aimed at providing greater comfort for the hotel and offering to guests the quality and expectations that every Intercontinental hotel provides worldwide.

Hotel Sheraton Libertador, City of Buenos Aires. In March 1998 we acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

In the hotel, we are upgrading suites, corridors, meeting rooms and elevators. The aggregate investment amount is estimated at US$5.0 million and we expect to complete the works by the end of 2009.

Terreno Bariloche, “El Rancho,” San Carlos de Bariloche, Province of Río Negro. On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 square meters of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total

36

price of the transaction was US$7.0 million, of which US$4.2 million were paid cash and the balance of US$2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Hotel Llao Llao in an outstanding natural environment and it has a large cottage covering 1,000 square meters of surface area designed by the architect Ezequiel Bustillo.

Competition

Shopping centers

In the shopping center sector we compete through our subsidiary Alto Palermo. Because most of our shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

37

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Gross leaseable area	Shops	% Overall national gross leaseable area(2)	% Shop(2)
APSA
	Alto Avellaneda(4)	GBA	49,604	142	3.73%	2.98%
	Abasto de Buenos Aires	BA	39,642	171	2.98%	3.58%
	Mendoza Plaza Shopping(4)	Mendoza	39,421	152	2.96%	3.19%
	Paseo Alcorta(4)	BA	48,893	111	3.68%	2.33%
	Alto Palermo Shopping	BA	18,551	143	1.39%	3.00%
	Buenos Aires Design(3)	BA	14,069	63	1.06%	1.32%
	Patio Bullrich	BA	11,685	80	0.88%	1.68%
	Alto Noa(4)	Salta	18,851	89	1.42%	1.87%
	Córdoba Shopping(4)	Córdoba	23,428	104	1.76%	2.18%
	Alto Rosario (4)	Rosario	40,415	145	3.04%	3.04%

			304,559	1,200	22.89%	25.16%

Cencosud S.A.
	Unicenter Shopping(4)	GBA	95,204	287	7.16%	6.02%
	Plaza Oeste Shopping(4)	GBA	42,083	146	3.16%	3.06%
	Quilmes Factory(4)	GBA	43,228	48	3.25%	1.01%
	Portal Lomas(4)	GBA	34,188	50	2.57%	1.05%
	San Martín Factory(4)	GBA	35,183	31	2.64%	0.65%
	Parque Brown Factory(4)	GBA	31,227	91	2.35%	1.91%
	Las Palmas del Pilar Shopping(4)	GBA	51,862	106	3.90%	2.22%
	Portal de Palermo(4)	BA	33,023	9	2.48%	0.19%
	Portal de la Patagonia(4)	Neuquén	34,279	50	2.58%	1.05%
	Portal de Escobar(4)	GBA	31,937	24	2.40%	0.50%
	Portal de los Andes (4)	Mendoza	31,380	40	2.36%	0.84%
	Portal de Madryn	Chubut	4,100	26	0.31%	0.55%
	Portal de Tucumán(4)	Tucumán	30,679	94	2.31%	1.97%
	Portal de Rosario(4)	Rosario	66,361	182	4.99%	3.82%
	Subtotal		564,734	1184	42.45%	24.82%
Other Operators
Subtotal			461,031	2,386	34.66%	50.02%

Total			1,330,324	4,770	100%	100%

•

•

38

(1)	“GBA” means Gran Buenos Aires, the Buenos Aires metropolitan area, and “BA” means the City of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3)	The effective interest of Alto Palermo S.A. is 53.7% in ERSA, a company that operates the concession of this building.
(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Consumer Finance

The credit card market in Argentina is highly competitive due to (i) the active participation in this market of substantially all international and domestic banks conducting business in Argentina, most of which have substantially greater financial resources than we do and (ii) the strong market position of both Visa and Mastercard in Argentina. Our principal competitors in various segments of the credit card market include:

•	International and domestic Cards: Visa, Master, AMEX, Cabal and Diners.

•	Regional cards: Naranja, Provencred and Credilogros.

•	Zonal cards: Italcred, Carta Sur, Crédito Actual and Credial.

•	Closed cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Johnson’s.

•	Banks: Columbia, Itaú, Comafi, Privado , Hipotecario, Macro, Standardbank.

•	International financial companies: GE Money, Cetelem and AIG (Efectivo Sí).

Development and sale of properties

A large number of companies are currently competing with us in the development and sale of properties in Argentina, as this segment is highly fragmented. In addition, there is a substantial supply of comparable properties in the vicinity of our developed properties which may adversely affect our ability to sell our developed properties at prices that generate a positive return on our investment.

Offices and other non-shopping center rental properties

Substantially all of our office and other non-shopping center rentals are located in developed urban areas. There is a great number of office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises.

In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities. Moreover, in the future we may participate in the development of real estate in foreign markets, potentially encountering well established competitors.

Hotel operations

We own three luxury hotels in Argentina which are managed through strategic alliances by international operators including Sheraton Overseas Management Corporation, Intercontinental Hotels Corporation and the local operator Compañía de Servicios Hoteleros S.A. which manages the Hotel Alvear. The Hotel Llao Llao is unique for its landscape and beauty, and our other two hotels, Hotel Intercontinental and Hotel Sheraton Libertador, are located in the City of Buenos Aires. We compete with many other leading luxury hotels in the City of Buenos Aires including, among others: Abasto Plaza, Alvear Palace, Caesar Park, Claridge, Emperador, Feir’s Park, Four Seasons, Hilton, Loi Suites, Marriot Plaza, Meliá, NH City, Panamericano, Sheraton, Sofitel, Madero, MayFlower, Etoile, Faena, and Regal Pacific.

39

RECENT EVENTS

These events took place subsequent to our year-end date, June 30, 2008:

ACQUISITION OF OWNERSHIP INTEREST

On July 2, 2008, we acquired a 30% ownership interest in a company organized in the State of Delaware, USA, “Metropolitan 885 Third Avenue LLC”. Its main asset is an office building in the City of New York, situated at Third Avenue between Fifty-third and Fifty-fourth Streets in Manhattan. This transaction entailed a disbursement of US$ 22,620,000.

This building, highly distinguishable from the others in its vicinity, is a so-called Trophy Building, recognized with the 1987 and 1990 editions of the prize awarded by the Building Owners and Managers Association (BOMA). Its leaseable area is 59,000 square meters distributed in 34 stories and 2 commercial underground levels. Given its one-of-a kind features, it is a landmark icon of architectural design in the midst of Midtown Manhattan, with an approximate height of 143 meters. It was built in 1986 based on a design by renowned US architects Philip Johnson and John Burgee.

COTO AIR SPACE - BARTER

We owned an air space parcel of approximately 24,000 square meters in the upper part of the Coto Hypermarket, close to our Abasto Shopping Center, located in midtown Buenos Aires. Alto Palermo S.A. (APSA) and Coto Centro Integral de Comercialización S.A. (Coto) on September 24, 1997 executed a deed whereby APSA acquired rights to receive parking lots and the rights to build on the air space of the property located between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood. After fiscal year end, a conditional barter agreement was executed whereby APSA would transfer to CYRSA 112 parking lots and the rights to build two buildings in the property above mentioned, upon fulfillment of certain conditions. As consideration, Cyrsa would deliver to APSA an amount to be determined in the future of the units comprising the building that would be constructed equivalent to 25% of the square meters, totaling not less than 4,053.50 square meters to be built. Furthermore, if applicable, Cyrsa would deliver to APSA, an amount of storage spaces equivalent to 25% of the total storage spaces of the building. In addition, and upon satisfaction of the conditions provided under this operation, Cyrsa would pay to APSA the amount of US$ 88,815 and would carry out works in the parking lots that APSA would receive from Coto. The payment of such amount would be made within 30 calendar days as from the execution of the barter deed. For purposes of consummating this barter, it is a condition that Coto, current owner of the properties above mentioned, fulfills certain essential obligations, where the Commercial Hypermarket and parking lots are located. The ownership of the property will be transferred upon execution of the deed of conveyance, which will take place within 30 days as from the date on which APSA gives notice to Cyrsa of the fulfillment of the conditions precedent. The total amount of the operation between Cyrsa and APSA amounts to US$ 5.9 million.

40

SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following table shows a summary of our financial and other information as of June 30, 2008 and 2007 and for the fiscal years ended on such dates. This information has been derived from our audited financial statements and their related notes (the “Financial Statements”). As the following information is a summary, it does not include all the information reflected in the Audited Consolidated Financial Statements, which includes the relevant notes:

	As of June 30 and for the fiscal years ended on such dates,(1)
	2008 Ps.	2007 Ps.
Revenues	1,084,242	738,756
Costs	(489,661)	(311,647)
Gross profit	594,581	427,109
Gain from recognition of inventories at net realizable value	2,832	20,737
Selling Expenses	(163,986)	(113,709)
Administrative Expenses	(179,994)	(141,427)
Subtotal	(341,148)	(234,399)
Net income form retained interest in securitized receivables (Tarjeta Shopping)	(1,261)	3,254
Results from operation and holding of real estate assets	2,670	2,568
Operating income	254,842	198,532
Amortization of goodwill	1,638	(1,472)
Financial results, net
Interest income	42,169	22,197
Interest on discounting of assets	(4,807)	(41)
Gain on financial operations	(34,019)	54,116
Exchange gain (loss)	1,386	(4,893)
Subtotal	4,729	71,379
Financial results from liabilities
Interest on discounting of liabilities	(613)	111
Exchange gain (loss)	19,246	(749)
Financial expenses	(100,104)	(66,642)
Subtotal	(81,471)	(67,280)
Total Financial results, net	(76,742)	4,099
(Loss) gain on equity investees	(13,209)	40,026
Other income and expenses, net	(5,642)	(14,100)
Ordinary income before taxes and minority interest	160,887	227,085
Income and minimum presumed income tax	(78,112)	(87,539)
Minority interest	(27,900)	(32,449)
Net income	54,875	107,097

Net income per basic share	0.100	0.241
Net income per basic GDS	1.00	2.41
Net income per share diluted	0.100	0.203
Net income per GDS diluted	1.00	2.03

Balance Sheet Data
Cash and Bank and current Investments	545,192	856,707
Inventories	53,602	35,375
Trade receivables and leases	186,017	172,733
Total Current Assets	893,842	1,175,790
Non-current Investments	833,373	673,273
Fixed assets, net	2,530,141	2,027,311
Total assets	4,471,972	4,144,899
Short-term debt(2)	190,153	214,193
Total Current Liabilities	742,267	652,082
Long-term debt(3)	1,121,264	1,222,423
Total Non-Current Liabilities	1,348,812	1,395,693
Shareholders’ Equity	1,924,178	1,646,714

41

	As of June 30 and for the fiscal years ended on such dates,(1)
	2008 Ps.	2007 Ps.
Other Financial information
EBITDA(4)	366,013	292,960
Depreciation and Amortization(5)	113,841	96,996
Capital expenditures(6)	752,562	475,470
Net cash provided by (used in):
Operating activities	296,041	163,099
Investment activities	(764,705)	(510,774)
Financing activities	149,145	892,258

(1)	In thousands of Pesos, except information per share. Sums may not total due to rounding.
(2)	Includes short-term debt and current mortgages payable.
(3)	Includes long-term debt and non-current mortgages payable.
(4)	EBITDA is equal to consolidated sales, less consolidated sale costs, consolidated selling expenses, consolidated administrative expenses, plus consolidated depreciation, consolidated amortization of intangibles and loss from operation and holding of real estate assets.
(5)	Included in operating income
(6)	Includes the acquisition of fixed assets and long-term investments.

42

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Company’s consolidated financial statements and related notes. For purposes of this discussion, references to “Audited Consolidated Financial Statements” refer to our audited consolidated financial statements and related notes for the fiscal years ended June 30, 2008 and 2007.

Variability of Results

Income derived from the lease of office space and retail stores and sales of developed properties are two core sources of income. The historical results of our Company’s operations have varied over different periods based on the prevailing opportunities in connection with the sale of properties. No assurance can be given that our results will not continue to be influenced by the periodical sale of properties.

Consolidation

We have consolidated our balance sheets, income and cash flow statements for the fiscal years ended June 30, 2008 and 2007 line by line with the financial statements of our controlled companies in accordance with the procedure set forth in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”), approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and the Comisión Nacional de Valores (Argentine Securities Commission). All significant intercompany balances and transactions have been eliminated in consolidation.

Certain reclassifications have been made from the financial statements as of June 30, 2007 originally released for purposes of their comparison with the figures as of June 30, 2008.

The financial statements have been prepared in constant currency, recognizing the overall effects of inflation until August 31, 1995. From that date to December 31, 2001, the financial statements’ restatement was discontinued due to the existence of a monetary stability period. From January 1, 2002 to February 28, 2003, the effects of inflation were recognized due to the existence of an inflationary period. Inflation accounting was again discontinued as from that date.

This criterion represents a departure from the generally accepted accounting principles, which required that the financial statements be restated up to September 30, 2003. However, due to low inflation rates during the period from March to September 2003, this departure did not have a material effect on the financial statements taken as a whole.

The index used for the restatement of accounts was the wholesale domestic price index published by the Argentine Institute of Statistics and Census.

Revenue Recognition

We primarily derive our revenues from Argentina-based office space and shopping center rentals and operation, Development and sale of properties, Consumer finance operations and Hotel operations. This section reflects our revenue recognition policies and those of our controlled and jointly-controlled subsidiaries.

Development and sale of properties. We recognize income from the sale of properties when all the criteria listed below are met:

(a) the sale has been consummated (sales are not considered to have been consummated until (i) the parties are bound by the terms of an agreement, (ii) all valuable considerations have been exchanged, (iii) any permanent financing to be granted by the seller has been agreed upon, and (iv) all the conditions previous to the closing of the deal have been met);

43

(b) we have determined that the initial and continued investment by the buyer is adequate evidence of a commitment to pay for the property (the adequacy of a buyer’s initial investment is measured based on (i) its components and (ii) its size compared to the price of the property);

(c) we have a receivable not subject to future subordination (our receivable shall not be subject to a securitization process by the buyer. Neither shall it occupy a rank, class or position junior to the remaining liabilities of the buyer) and

(d) we have transferred to the buyer the risks and benefits inherent in ownership and we no longer hold a continued ownership interest over the property.

We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties and/or units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for us, where property and/or unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

Leases and services from office and other buildings. We account for our leases with tenants as operating leases. We charge tenants a base rent on a monthly basis. We recognize rental income on a straight-line basis over the term of the leases.

Leases and services from shopping center operations. We account for our leases with tenants as operating leases. We generally charge tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Certain of our lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, contingent rents are not recognized until the required thresholds are exceeded.

Our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties of one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

44

We also charge our tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the entirety of the shopping centers operations. We recognize administration fees monthly as they accrue. In addition to rent, we generally charge tenants admission rights that they may be required to pay upon entering into a lease or upon lease renewal. An admission right is normally paid in one lump sum or in a small number of monthly installments. We recognize admission rights using the straight-line method over the life of the respective lease agreements. Additionally, lease agreements in general provide for the reimbursement of real estate taxes, insurance, advertising costs as well as certain costs associated to the maintenance of the common areas. These additional rents and tenant reimbursements are accounted for on an accrual basis.

We also derive revenues for parking lot fees charged to visitors. We recognize parking revenues as services are performed.

Consumer finance. We derive revenues from consumer finance transactions which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by us; (ii) data processing services which consist of processing and printing cardholders account statements, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis and (iv) income from interest arising from financing and loan activities.

Hotel operations. We recognize revenues from occupation of rooms, catering services, and restaurant as earned on the close of each business day.

Operating Costs and Expenses

Allocation of expenses and other income to business segments

Allocation of selling expenses to business segments.

Selling expenses directly attributable to the Shopping centers, Consumer finance and Hotel operations segments are directly allocated to these business units. These are expenses individually incurred by each segment. All other selling expenses are allocated respectively to the remaining segments according to which segment has specifically incurred each expense.

Allocation of administrative expenses to business segments.

Administrative expenses directly attributable to the Shopping centers, Consumer finance and Hotel operations segments are directly allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale of properties segment and the Offices and other non-shopping center rental properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 45.8% and 54.2% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Consumer finance and Hotel operations segments) are allocated to the Development and sale of properties segment and to the Offices and other non-shopping center rental properties segment, respectively.

Allocation of results from retained interest in securitized receivables (Tarjeta Shopping).

Alto Palermo’s profits from its interest in Tarshop are allocated to the Consumer finance segment.

Allocation of results from operation and holding of real estate assets

These results are allocated to the segment that generates them, namely, Shopping centers, Development and sale of properties, Offices and other non-shopping center rental properties and Hotel operations.

45

Allocation of the amortization of goodwill

Includes, principally, the amortization of goodwill generated from (i) the acquisition of APSA, (ii) the acquisition of APSA’s subsidiaries, (iii) the purchase of APSA’s Convertible Notes and (iv) the acquisition of a 33% interest in Palermo Invest. The amortization is allocated to the segment that generates the corresponding goodwill.

Allocation of financial results to business segments

Financial results, net

Includes interest income, interest on discounting of assets and liabilities, gain (loss) on financial operations, financial expenses, exchange gain (loss) and other financial results allocated to each segment, as described below.

Gain (loss) on financial operations

The gains (losses) on financial operations related to the Shopping centers, Consumer finance and Hotel operations segments are directly allocated to these segments as each of them manages financial results separately. The remaining financial gains or losses are shown in the Financial operations and others segment since they are not specifically generated by any other separate segment.

Interest income, interest on discounting of assets and liabilities and financial expenses

Only the results generated by APSA, Tarshop and the Hotel operations segments are recorded in the Shopping centers, Consumer finance and Hotel operations segments, respectively. The remaining results are prorated among Development and sale of properties, Offices and other non-shopping center rental properties, Shopping centers, Hotel operations, Consumer finance and Financial operations and others segments in proportion to the corresponding assets to each segment.

Exchange gain (loss) and other financial results.

In the case of the Shopping centers, Consumer finance and Hotel operations segments, exchange gains (losses) and other financial results are attributed to the segments giving rise to them. The remaining items are recorded in Financial operations and others as they are not directly related to any segment.

(Loss) gain on equity investees

(Loss) gain on equity investees is allocated to the corresponding segments. If there is a (loss) gain on equity investees arising from an investment in a company carrying out activities not falling under any of our segments of activity, it is recorded under Financial operations and others.

Allocation of other expenses, net

The Shopping centers, Consumer Finance and Hotel operations segments each manage their expenses individually. The results generated by such operations are directly allocated to these segments. The remaining expenses are shown in the Financial operations and others segment since they are not specifically generated by any other separate segment.

Allocation of minority interest

Minority interests are allocated among our respective segments that generate them.

46

Allocation of income tax and minimum presumed income tax

The corresponding income tax is allocated to the segment that generates it and minimum presumed income tax is prorated among the Development and sale of properties, the Offices and other non-shopping center rental properties and the Financial operations and others segments.

Business Segment Reporting

We have determined that our reportable segments are those based on our method of internal reporting. Accordingly, we have six reportable segments. These segments are “Shopping centers”, “Consumer finance”, “Development and sale of properties,” “Offices and other non-shopping center rental properties,” “Hotel operations,” and “Financial operations and others.”

A general description of each segment follows:

Shopping centers. This segment includes the operating results of our shopping centers principally consisting of lease and service revenues from tenants.

Consumer finance. We operate a consumer finance business through Alto Palermo’s majority-owned subsidiary Tarshop. Consumer finance operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our consumer finance activities through securitization of the receivables underlying the accounts we originate. Our revenues from credit card transactions are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance and fees for data processing which consist of processing and printing cardholder’s account statement.

Development and sale of properties. This segment includes the operating results of construction and/or sale of residential buildings business.

Offices and other non-shopping center rental properties. This segment includes the operating results from our lease and service revenues for office space and other non-retail building properties.

Hotel operations. This segment includes the operating results of the hotels principally comprised of room, catering and restaurant revenues.

Financial operations and others. This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities. We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on operating income. Almost none of our activities is dependent upon a single customer.

47

	(in thousand Ps.)
As of and for year ended June 30, 2008	Development and sale of properties	Offices and other non- shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer finance	Financial operations and others	Total
Income Statement Data
Sales, leases and services	196,811	100,989	345,395	148,847	291,030	1,170	1,084,242
Cost of Sales, leases and services	(150,894)	(25,818)	(99,175)	(84,220)	(129,025)	(529)	(489,661)
Gross profit	45,917	75,171	246,220	64,627	162,005	641	594,581
Gain from recognition of inventories at net realizable value	2,832	—	—	—	—	—	2,832
Selling expenses	(7,696)	(3,458)	(24,809)	(16,608)	(111,415)	—	(163,986)
Administrative expenses	(21,849)	(22,028)	(39,150)	(29,979)	(66,988)	—	(179,994)
Net income from retained interest in securitized Tarjeta Shopping receivables	—	—	—	—	(1,261)	—	(1,261)
Results from operation and holding of real estate assets, net	66	2,604	—	—	—	—	2,670
Operating income	19,270	52,289	182,261	18,040	(17,659)	641	254,842
Amortization of goodwill	488	1,782	(390)	—	(242)	—	1,638
Financial results, net	(8,502)	(10,069)	(23,585)	(5,884)	(375)	(28,327)	(76,742)
(Loss) gain on equity investees	(1,065)	—	(33)	(23)	—	(12,088)	(13,209)
Other income (expenses), net	—	—	4,975	(5,713)	3,800	(8,704)	(5,642)
Income before taxes and minority interest	10,191	44,002	163,228	6,420	(14,476)	(48,478)	160,887
Income tax and minimum presumed income tax	1,820	1,679	(74,992)	(4,010)	(1,522)	(1,087)	(78,112)
Minority interest	1	—	(36,347)	863	7,458	125	(27,900)
Net income	12,012	45,681	51,889	3,273	(8,540)	(49,440)	54,875
Gross margin (2)	0.23	0.74	0.71	0.43	0.56	0.55	0.55
Operating margin (3)	0.10	0.52	0.53	0.12	(0.06)	0.55	0.24
Net margin (4)	0.06	0.45	0.15	0.02	(0.03)	(42.26)	0.05
Depreciation and amortization (5)	577	24,908	73,185	13,283	1,888	—	113,841
Balance Sheet Data
Operating assets	436,392	999,060	1,642,341	233,613	113,052	—	3,424,458
Non operating assets	26,519	57,433	62,649	18,426	21,068	861,419	1,047,514
Total assets	462,911	1,056,493	1,704,990	252,039	134,120	861,419	4,471,972
Operating liabilities	25,530	100,430	250,957	33,115	205,671	—	615,703
Non operating liabilities	247,320	209,399	662,174	199,813	75,714	80,956	1,475,376
Total liabilities	272,850	309,829	913,131	232,928	281,385	80,956	2,091,079

(1)	Includes offices, commercial and residential properties.
(2)	Gross profit divided by sales, leases and services.
(3)	Operating income divided by sales, leases and services.
(4)	Net income divided by sales, leases and services.
(5)	Included in operating income.

48

	(in thousand Ps.)
As and for year ended June 30, 2007	Development and sale of properties	Offices and other non- shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer finance	Financial operations and others	Total
Income Statement Data
Sales, leases and services	75,751	55,683	270,266	122,681	212,965	1,410	738.756
Cost of Sales, leases and services	(57,823)	(16,699)	(91,112)	(68,960)	(76,251)	(802)	(311.647)
Gross profit	17,928	38,984	179,154	53,721	136,714	608	427.109
Gain from recognition of inventories at net realizable value	20,737	—	—	—	—	—	20.737
Selling expenses	(12,846)	(4,376)	(22,346)	(12,175)	(61,966)	—	(113.709)
Administrative expenses	(19,624)	(16,827)	(32,717)	(26,893)	(45,366)	—	(141.427)
Net income from retained interest in securitized Tarjeta Shopping receivables	—	—	—	—	3,254	—	3.254
Results from operation and holding of real estate assets, net	(18)	1,845	741	—	—	—	2.568
Operating income	6,177	19,626	124,832	14,653	32,636	608	198.532
Amortization of goodwill	286	1,044	(2,802)	—	—	—	(1.472)
Financial results, net	(7,088)	(6,256)	(28,190)	(5,268)	825	50,076	4.099
(Loss) gain on equity investees	(491)	—	(818)	(412)	—	41,747	40.026
Other income (expenses), net	—	—	(6,382)	160	3,034	(10,912)	(14.100)
Income before taxes and minority interest	(1,116)	14,414	86,640	9,133	36,495	81,519	227.085
Income tax and minimum presumed income tax	(11,786)	(1,987)	(40,798)	(3,102)	(15,455)	(14,411)	(87.539)
Minority interest	(4)	(326)	(22,000)	(1,400)	(8,719)	—	(32.449)
Net income	(12,906)	12,101	23,842	4,631	12,321	67,108	107.097
Gross margin (2)	0,24	0,70	0,66	0,44	0,64	0,43	0.58
Operating margin (3)	0,08	0,35	0,46	0,12	0,15	0,43	0.27
Net margin (4)	(0,17)	0,22	0,09	0,04	0,06	47,59	0.14
Depreciation and amortization (5)	39	16,256	67,046	12,358	1,297	—	96.996
Balance Sheet Data
Operating assets	508,742	675,321	1,336,166	202,113	139,657	—	2.861.999
Non operating assets	30,516	24,662	39,073	6,318	18,771	1,163,560	1.282.900
Total assets	539,258	699,983	1,375,239	208,431	158,428	1,163,560	4.144.899
Operating liabilities	31,472	83,073	199,616	23,304	165,713	—	503.178
Non operating liabilities	278,615	247,763	734,370	153,117	44,722	86,010	1.544.597
Total liabilities	310,087	330,836	933,986	176,421	210,435	86,010	2.047.775

(1)	Includes offices, commercial and residential properties.
(2)	Gross profit divided by sales, leases and services.
(3)	Operating income divided by sales, leases and services.
(4)	Net income divided by sales, leases and services.
(5)	Included in operating income.

49

As and for year ended June 30, 2006	Development and sale of properties	Offices and other non- shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer finance	Financial operations and others	Total
	(in thousand Ps.)
Income Statement Data
Sales, leases and services	103,966	30,565	215,003	103,763	122,969	1,414	577,680
Cost of Sales, leases and services	(54,200)	(8,987)	(77,382)	(57,971)	(43,933)	(1,358)	(243,831)
Gross profit	49,766	21,578	137,621	45,792	79,036	56	333,849
Gain from recognition of inventories at net realizable value	9,063	—	—	—	—	—	9,063
Selling expenses	(1,797)	(1,020)	(15,700)	(10,688)	(30,900)	—	(60,105)
Administrative expenses	(12,807)	(11,315)	(25,837)	(20,998)	(25,925)	—	(96,882)
Net income from retained interest in securitized Tarjeta Shopping receivables	—	—	—	—	2,625	—	2,625
Results from operation and holding of real estate assets, net	52	2,619	9,499	446	—	—	12,616
Operating income	44,277	11,862	105,583	14,552	24,836	56	201,166
Amortization of goodwill	—	—	(856)	—	(224)	—	(1,080)
Financial results, net	—	—	(1,599)	146	—	43,110	41,657
(Loss) gain on equity investees	(5,383)	(4,579)	(23,273)	(1,935)	106	(5,862)	(40,926)
Other income (expenses), net	—	—	(9,636)	(415)	(125)	(8,087)	(18,263)
Income before taxes and minority interest	38,894	7,283	70,219	12,348	24,593	29,217	182,554
Income tax and minimum presumed income tax	(2,053)	(2,451)	(40,220)	(3,852)	(8,238)	(1,977)	(58,791)
Minority interest	—	(1,077)	(14,582)	(4,157)	(7,374)	—	(27,190)
Net income	36,841	3,755	15,417	4,339	8,981	27,240	96,573
Gross margin (2)	0.48	0.71	0.64	0.44	0.64	0.04	0.58
Operating margin (3)	0.43	0.39	0.49	0.14	0.20	0.04	0.35
Net margin (4)	0.35	0.12	0.07	0.04	0.07	19.26	0.17
Depreciation and amortization (5)	253	7,903	62,337	9,671	815	—	80,979
Balance Sheet Data
Operating assets	386,740	359,725	1,139,767	145,796	74,148	—	2,106,176
Non operating assets	49,624	46,158	18,536	13,310	10,655	495,662	633,945
Total assets	436,364	405,883	1,158,303	159,106	84,803	495,662	2,740,121

Operating liabilities	15,183	52,688	129,653	21,281	97,969	—	316,774
Non operating liabilities	81,414	72,126	243,303	59,030	13,272	18,447	487,592
Total liabilities	96,597	124,814	372,956	80,311	111,241	18,447	804,366

(1)	Includes offices, commercial and residential properties.
(2)	Gross profit divided by sales, leases and services.
(3)	Operating income divided by sales, leases and services.
(4)	Net income divided by sales, leases and services.
(5)	Included in operating income.

Results of Operations for the Fiscal Years ended June 30, 2008 and 2007

Sales, leases and services

Revenues from sales, leases and services rose by 46.8%, from Ps. 738.8 million for fiscal 2007 to Ps. 1,084.2 million in fiscal 2008, due mainly to an increase in revenues from our segments Development and sale of properties, Consumer finance, Shopping centers, Offices and other non-shopping center rental properties, and Hotel operations.

Development and sale of properties

The revenues of our Development and sale of properties segment rose by 159.8% from Ps. 75.8 million for fiscal 2007 to Ps. 196.8 million in fiscal 2008. Revenues associated with this segment commonly sustain significant period-on-period variations arising from: (i) the number of properties sold and their prices, (ii) the properties in construction and the degree of progress of such projects.

50

This increase in revenues was primarily due to the revenues generated during fiscal 2008 by (i) the sale of 29.9% over the Bouchard Plaza building, commonly known as “Edificio La Nación”, for Ps. 108.4 million; (ii) the sale of Parcel Y at Dock III for Ps. 56.6 million; (iii) a barter agreement through which a plot of land in the project known as “Terreno Caballito” was exchanged for home units and parking lots appraised at Ps. 19.2 million and (iv) a barter agreement through which a plot of land in the project known as “Terreno Rosario” was exchanged for home units and parking lots appraised at Ps. 3.4 million.

Offices and other non-shopping center rental properties

The revenues of our Offices and other non-shopping center rental properties segment went up by 81.4%, from Ps. 55.7 million for fiscal 2007 to Ps. 101.0 million in fiscal 2008. This increase was mainly due to Ps. 45.0 million increase in revenues from office rentals which rose from Ps. 52.9 million in fiscal 2007 to Ps. 97.9 million in fiscal 2008. This Ps. 45 million increase in revenues is mainly attributable to: (i) Ps. 28.3 million in revenues from rentals in our recently acquired Class A office buildings, as follows: Della Paolera 265, purchased in August 2007 generated revenues for Ps. 15.7 million, Bouchard 551, acquired in March 2007, generated revenues for Ps. 8.8 million, and Dock del Plata, acquired in November 2006, generated revenues for Ps. 3.8 million; and (ii) Ps. 16.1 million in revenues from rentals due to the rise in the prices charged per square meter and similarly increased occupancy rates (which sustained a slight reduction from 94% during fiscal 2007 to 93.6% during fiscal 2008).

Shopping centers

The revenues of our Shopping centers segment rose by 27.8% from Ps. 270.3 million for fiscal 2007 to Ps. 345.4 million in fiscal 2008. This increase originated mainly in to Ps. 62.6 million rise in revenues from rentals and admission rights due in turn to a 31.0% rise in the total sales of our tenants which went up from Ps. 2,825.8 million in fiscal 2007 to Ps. 3,702.3 million in fiscal 2008. The average occupancy rate at our shopping centers rose slightly from 99.1% in fiscal 2007 to 99.3% during fiscal 2008.

Hotel operations

The revenues of the Hotel operations segment rose by 21.3% from Ps. 122.7 million for fiscal 2007 to Ps. 148.8 million in fiscal 2008, mainly due to: (i) a 18.8% increase in the average price per room at the hotels (from Ps. 469.0 per night in fiscal 2007 to Ps. 557.0 per night in fiscal 2008); (ii) an increase in the average occupancy percentage from 74% in fiscal 2007 to 76% in fiscal 2008; and (iii) a 27.2% increase in the number of rooms available at Hotel Llao Llao, launched during fiscal 2008.

Consumer finance

The revenues of the consumer finance segment rose by 36.7%, up from Ps. 213.0 million during fiscal 2007 to Ps. 291 million during fiscal 2008. This was the result of: (i) the macroeconomic conditions prevailing in Argentina in 2008 and the consequent rise in consumption; (ii) the continuous enhancement in the services rendered to Tarshop customers; (iii) an increase in the fees charged for the issuance of credit card statements and for the issuance of credit cards.

Financial operations and others

The revenues of the Financial operations and others segment decreased by Ps. 0.2 million, from Ps. 1.4 million during fiscal 2007 to Ps. 1.2 million during fiscal 2008.

Cost of sales, leases and services

Costs went up by 57.1%, from Ps. 311.6 million for fiscal 2007 to Ps. 489,7 million in fiscal 2008, due to an increase in the costs of the following segments: Development and sale of properties, Consumer finance, Hotel operations, Offices and other non-shopping center rental properties and Shopping centers.

51

When measured as a percentage of IRSA’s revenues, costs went up from 42.2% during fiscal 2007 to 45.2% during fiscal 2008.

Development and sale of properties

The costs associated to Development and sale of properties went up by 161.0%, from Ps. 57.8 million for fiscal 2007 to Ps. 150.9 million in fiscal 2008. The costs associated to this segment commonly sustain major period-on-period variations according to: (i) the number of properties sold and their prices and (ii) the properties in construction and the degree of progress of such projects.

The increase in costs in fiscal 2008 was mainly due to: (i) the sale of 29.9% over the Bouchard Plaza building, commonly known as “Edificio La Nación”, for Ps. 84.9 million; (ii) the sale of Parcel Y at Dock III for Ps. 41.8 million; (iii) a barter agreement through which a plot of land in the project known as “Terreno Caballito” was exchanged for home units and parking lots for Ps. 10,1 million and (iv) Ps. 3.6 million costs associated to a barter agreement through which a plot of land in the project known as “Terreno Rosario” was exchanged for home units and parking lots.

When measured as a percentage of IRSA’s revenues, the costs associated to the Development and sale of properties segment rose from 76.3% during fiscal 2007 to 76.7% during fiscal 2008.

Offices and other non-shopping center rental properties

The costs of the Offices and other non-shopping center rental properties segment rose by 54.6%, from Ps. 16.7 million for fiscal 2007 to Ps. 25.8 million in fiscal 2008. Depreciation accounts for the most significant portion of the costs associated to this segment.

The increase in the costs for fiscal 2008 when compared to fiscal 2007 was mainly due to increased depreciations which amounted to Ps. 9.3 million, as a consequence of the addition to IRSA’s portfolio of four new buildings to be allocated to our rentals business, namely, Bouchard 551, Della Paolera 265, Dock del Plata and Museo Renault.

When measured as a percentage of IRSA’s revenues, the costs associated to the Offices and other non-shopping center rental properties segment dropped from 30.0% during fiscal 2007 to 25.6% during fiscal 2008.

Shopping centers

The costs of the Shopping centers segment rose by 8.8% from Ps. 91.1 million for fiscal 2007 to Ps. 99.2 million in fiscal 2008, primarily due to: (i) a Ps. 6.2 million increase in amortizations and depreciations; (ii) higher costs resulting from lawsuit-related contingencies in the amount of Ps. 1.6 million; (iii) an increase in parking-lot related expenses in the amount of Ps. 1.4 million; and (iv) an increase in costs associated to unrecoverable expenses in the amount of Ps. 1.1 million; offset in part by (v) a decrease in the costs related to refurbishments and changes in leasable areas in the amount of Ps. 2.2 million.

When measured as a percentage of IRSA’s revenues, the costs associated to the Shopping centers segment dropped from 33.7% during fiscal 2007 to 28.7% during fiscal 2008.

Hotel operations

The costs of the Hotel operations segment rose by 22.1%, from Ps. 69 million for fiscal 2007 to Ps. 84.2 million in fiscal 2008, mainly due to salary raises and increased social security contributions, increases in the costs of food and beverages, repairs and maintenance, public utilities, and fees and commissions paid.

When measured as a percentage of IRSA’s revenues, the costs associated to the Hotel operations segment rose from 56.2% in fiscal 2007 to 56.6% in fiscal 2008.

52

Consumer finance

The costs of the Consumer finance segment rose by 69.2% from Ps. 76.3 million during fiscal 2007 to Ps. 129.0 million during fiscal 2008 mainly as a result of: (i) an increase in the expenses related to interest and fees originating in the outsourcing of collection and other related services; (ii) an increase in expenses related to salaries and social security contributions; (iii) an increase in the fees for services; and (iv) an increase in taxes, charges, contributions and tax-related services.

When measured as a percentage of IRSA’s revenues, the costs associated to the Consumer finance segment went up from 35.8% during fiscal 2007 to 44.3% during fiscal 2008.

Financial operations and others

The costs of the Financial operations and others segment decreased by Ps. 0.3 million, from Ps. 0.8 million for fiscal 2007 down to Ps. 0.5 million in fiscal 2008.

Gross Profit

As a result of the above, gross profit rose by 39.2%, from Ps. 427.1 million for fiscal 2007 to Ps. 594.6 million in fiscal 2008, mainly due to the increase in gross profit from the Shopping centers, Offices and other non-shopping center rental properties, Development and sale of properties, Consumer finance, and Hotel operations segments.

When measured as a percentage of IRSA’s revenues, gross profit dropped from 57.8% for fiscal 2007 to 54.8% for fiscal 2008.

Gain from recognition of inventories at net realizable value

During fiscal 2008, IRSA recorded a Ps. 2.8 million gain from recognition of inventories at net realizable value, primarily in connection with “Torre Renoir” for Ps. 2.6 million, compared to a Ps. 20.7 million gain during fiscal 2007, primarily related to “Dock III – Parcel X” for Ps. 18.7 million and to “San Martín de Tours” for Ps. 1.5 million.

Selling expenses

Selling expenses rose by 44.2%, from Ps. 113.7 million for fiscal 2007 to Ps. 164 million in fiscal 2008, mainly due to an increase in the Selling expenses associated to the Consumer finance operations segment and to a lesser extent, to increases in the Hotel operations and Shopping centers segments, offset in part by the decreases in the Development and sale of properties, and Offices and other non-shopping center rental properties segments.

When measured as a percentage of revenues, Selling expenses decreased from 15.4% for fiscal 2007 to 15.1% in fiscal 2008.

Development and sale of properties

The Selling expenses associated to the Development and sale of properties segment are made up by turnover tax, commissions and expenses derived from sales, advertising and promotion and the allowance for doubtful accounts. Selling expenses dropped by 40.1%, from Ps. 12.8 million during fiscal 2007 to Ps. 7.7 million during fiscal 2008, primarily as a result of a Ps. 7.2 million decrease in turnover tax, offset in part by a Ps. 2.1 million increase in advertising and promotion expenses.

When measured as a percentage of the segment’s revenues, the Selling expenses related to the Development and sale of properties segment fell from 17.0% during fiscal 2007 to 3.9% during fiscal 2008.

53

Offices and other non-shopping center rental properties

The Selling expenses associated to the Offices and other non-shopping center rental properties segment decreased by Ps. 0.9 million from Ps. 4.4 million for fiscal 2007 to Ps. 3.5 million in fiscal 2008 mainly due to the reduction in the allowance for doubtful accounts and to the decrease in advertising and promotion expenses; offset in part by an increase in turnover tax.

When measured as a percentage of the segment’s revenues, the Selling expenses associated to the Offices and other non-shopping center rental properties segment fell from 7.9% during fiscal 2007 to 3.4% during fiscal 2008.

Shopping centers

The Selling expenses associated to the Shopping centers segment rose by 11.0% from Ps. 22.3 million for fiscal 2007 to Ps. 24.8 million in fiscal 2008 as a result of: (i) a Ps. 2.1 million increase in salaries and social security contributions; (ii) a Ps. 0.9 million increase in exhibitions and events; and (iii) a Ps. 0.7 million increase in turnover tax; (iv) offset in part by a Ps. 1.2 million decrease in the allowance for doubtful accounts.

When measured as a percentage of the segment’s revenues, the Selling expenses associated to the Shopping centers segment decreased from 8.3% during fiscal 2007 to 7.2% during fiscal 2008.

Hotel operations

The Selling expenses associated to the Hotel operations segment rose by 36.4% from Ps. 12.2 million for fiscal 2007 to Ps. 16.6 million for fiscal 2008. This increase is primarily due to (i) an increase in the commissions of travel agents and credit cards in the amount of Ps. 2.1 million, basically indicative of the increase in the level of activities; and (ii) a Ps. 0.9 million increase in advertising.

When measured as a percentage of the segment’s revenues, the Selling expenses associated to the Hotel operations segment went up from 9.9% during fiscal 2007 to 11.2% during fiscal 2008.

Consumer finance

The Selling expenses associated to the Consumer finance segment climbed by 79.8%, from Ps. 62.0 million during fiscal 2007 to Ps. 111.4 million during fiscal 2008, mainly due to: (i) a Ps. 38.6 million increase in bad debt charges. It is important to note in this respect that as of June 30, 2008, the thresholds that had been applied for establishing allowances in the previous year were raised. As a result of this increase, bad debt charges rose by Ps. 21.8 million; (ii) a Ps. 5.5 million increase in advertising and promotion expenses; and (iii) a Ps. 4.7 million increase in turnover tax charges.

When measured as a percentage of the segment’s revenues, the Selling expenses associated to Consumer finance operations went up from 29.1% during fiscal 2007 to 38.3% during fiscal 2008.

Administrative expenses

Administrative expenses rose by 27.3%, from Ps. 141.4 million for fiscal 2007 to Ps. 180.0 million in fiscal 2008, mainly due to the increase in the activities of the Consumer finance operations segment and to a lesser extent, to the increases sustained by each one of the remaining segments. The main components of Administrative expenses are salaries and social security contributions for administrative personnel, fees and payments for services, directors’ fees, banking expenses, fixed assets depreciation and tax (except for turnover tax).

When measured as a percentage of revenues, Administrative expenses went down from 19.1% in fiscal 2007 to 16.6% in fiscal 2008.

Development and sale of properties

The Administrative expenses associated to the Development and sale of properties segment rose by 11.3%, from Ps. 19.6 million for fiscal 2007 to Ps. 21.8 million in fiscal 2008, mainly due to a Ps. 1.6 million increase in fees and compensation for services.

54

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to the Development and sale of properties segment dropped from 25.9% for fiscal 2007 to 11.1% in fiscal 2008.

Offices and other non-shopping center rental properties

The Administrative expenses related to the Offices and other non-shopping center rental properties segment rose by 30.9%, from Ps. 16.8 million for fiscal 2007 to Ps. 22.0 million in fiscal 2008. The increase is mainly due to (i) a Ps. 2.5 million increase in fees and compensation for services; and (ii) a Ps. 0.7 million increase in salaries and social security contributions.

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to the Offices and other non-shopping center rental properties segment dropped from 30.2% for fiscal 2007 to 21.8% in fiscal 2008.

Shopping centers

The Administrative expenses related to the Shopping centers segment rose by 19.7%, from Ps. 32.7 million for fiscal 2007 to Ps. 39.2 million in fiscal 2008 mainly due to (i) a Ps. 3.3 million increase in salaries and social security contributions, (ii) a Ps. 1.7 million increase in taxes, mainly related to the tax on bank debits and credits and (iii) a Ps. 1.3 million increase in directors’ fees.

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to the Shopping centers segment, went down from 12.1% during fiscal 2007 to 11.3% during fiscal 2008.

Hotel operations

The Administrative expenses related to the Hotel operations segment rose by 11.5%, from Ps. 26.9 million for fiscal 2007 to Ps. 30.0 million in fiscal 2008, mainly as a result of (i) a Ps. 1.9 million increase in salaries and social security contributions; and (ii) a Ps. 1.6 million increase in fees and compensation for services; offset in part by (iii) a Ps. 1.3 million decrease in commissions.

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to the Hotel operations segment went down from 21.9% for fiscal 2007 to 20.1% for fiscal 2008.

Consumer finance

The Administrative expenses related to the Consumer finance segment rose by 47.7%, jumping from Ps. 45.4 million during fiscal 2007 to Ps. 67.0 million during fiscal 2008. This increase was mainly due to (i) a Ps. 9.1 million increase in salaries and social security contributions; (ii) a Ps. 7.5 million increase in fees and compensation for services; and (iii) increased expenses associated to property rentals and taxes for Ps. 4.2 million.

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to the Consumer finance segment rose from 21.3% during fiscal 2007 to 23.0% during fiscal 2008.

Allocation of results from retained interest in securitized receivables (Tarjeta Shopping).

Income/loss from retained interest in securitized receivables dropped by Ps. 4.6 million, from Ps. 3.3 million income for the fiscal year ended June 30, 2007 to a Ps. 1.3 million loss for fiscal year ended June 30, 2008 due to the outcome of the placement of new issuances related to credit card trusts and the appraisal of our interest therein. As of June 30, 2008, we raised an Allowance for impairment in the amount of Ps. 12.0 million, to adjust the book amount of our certificates of interest to their estimated recoverable value.

55

Results from operation and holding of real estate assets, net

This line reflects the income and loss resulting from impairment and associated to the reversal of charges for impairment recognized in the past. Results from operation and holding of real estate assets rose by 4% from Ps. 2.6 million income for fiscal 2007 to Ps. 2.7 million income in fiscal 2008 recognized mainly in relation to the building located at Constitución 1159 for Ps. 2.1 million. During fiscal 2007, income for Ps. 2.6 million had been attributed as follows: Neuquén Project: Ps. 2.2 million, Suipacha 652: Ps. 0.9 million, and Av. de Mayo 589 for Ps. 0.7 million, offset in part by a loss of Ps. 1.5 million in connection with Torres Rosario.

Operating income

Operating income rose by 28.4% from Ps. 198.5 million for fiscal 2007 to Ps. 254.8 million in fiscal 2008, mainly due to an increase in the Shopping centers, Offices and other non-shopping center rental properties, Development and sale of properties, and Hotel operations segments, offset in part by a decrease in the Operating income of the Consumer finance segment.

When measured as a percentage of revenues, Operating income decreased from 26.9% in fiscal 2007 to 23.5% for fiscal 2008.

Development and sale of properties

Operating income in the Development and sale of properties segment rose by Ps. 13.1 million up from Ps. 6.2 million for fiscal 2007 to Ps. 19.3 million for fiscal 2008, to a large extent due to increases in revenues and a decrease in selling expenses, partially offset by (i) increased costs, (ii) a reduction in income from the recognition of inventories at net realizable value and (iii) an increase in Administrative expenses.

When measured as a percentage of revenues for the segment, Operating income for the Development and sale of properties segment rose from 8.2% during fiscal 2007 to 9.8% during fiscal 2008.

Offices and other non-shopping center rental properties

Operating income in the Offices and other non-shopping center rental properties segment rose by 166.4%, jumping from Ps. 19.6 million for fiscal 2007 to Ps. 52.3 million in fiscal 2008, to a large extent due to an increase in revenues and a decrease in selling expenses, partially offset by increased costs and an increase in Administrative expenses.

When measured as a percentage of revenues for the segment, Operating income for the Offices and other non-shopping center rental properties segment, rose from 35.2% during fiscal 2007 to 51.8% during fiscal 2008.

Shopping centers

Operating income in the Shopping centers segment rose by 46.0%, from Ps. 124.8 million for fiscal 2007 to Ps. 182.3 million in fiscal 2008, to a large extent due to an increase in revenues, partially offset by an increase in costs, an increase in administrative expenses and an increase in selling expenses.

When measured as a percentage of revenues for the segment, Operating income for the Shopping centers segment, went up from 46.2% during fiscal 2007 to 52.8% during fiscal 2008.

Hotel operations

Operating income in the Hotel operations segment rose by 23.1% from Ps. 14.7 million for fiscal 2007 to Ps. 18 million in fiscal 2008, to a large extent due to an increase in revenues, partially offset by an increase in costs, an increase in administrative expenses and an increase in selling expenses.

When measured as a percentage of revenues for the segment, Operating income for the Hotel operations segment, went up from 11.9% during fiscal 2007 to 12.1% during fiscal 2008.

56

Consumer finance

Operating income in the Consumer finance segment decreased by 154.1% from Ps. 32.6 million income for fiscal 2007 to a Ps. 17.7 million loss in fiscal 2008, to a large extent due to an increase in costs, in selling expenses and in administrative expenses and to a reduction in income from retained interest in securitized receivables concerning Tarjeta Shopping trusts, partially offset by an increase in revenues.

When measured as a percentage of revenues for the segment, Operating income for the Consumer finance segment went down from 15.3% for fiscal 2007 to (6.1)% during fiscal 2008.

Financial operations and others

Operating income in the segment Financial operations and others segment remained at Ps. 0.6 million for the fiscal years 2007 and 2008.

When measured as a percentage of revenues for the segment, Operating income for the Financial operations and others went up from 43.1% for fiscal 2007 to 54.8% for fiscal 2008.

Amortization of goodwill

Amortization of goodwill includes: (i) the amortization of goodwill corresponding to the following Alto Palermo subsidiaries: Shopping Alto Palermo S.A., Fibesa S.A, Tarshop Sociedad Anónima, Emprendimiento Recoleta S.A. and Empalme S.A.I.C.F.A y G as well as (ii) the amortization of IRSA’s negative goodwill resulting from the acquisition of shares in Alto Palermo S.A. and Palermo Invest S.A. Amortization of goodwill rose by Ps. 3.1 million, from a Ps. 1.5 million loss for fiscal 2007 to Ps. 1.6 million income in fiscal 2008.

(Loss) gain on equity investees

Gain from related companies dropped by Ps. 53.2 million, from Ps. 40.0 million income for fiscal 2007 to a Ps. 13.2 million loss in fiscal 2008. This decrease was mainly due to a Ps. 53.1 million reduction in Banco Hipotecario’s profit from Ps. 41.4 million in fiscal 2007 to a Ps. 11.8 million loss in fiscal 2008.

The reduction in Banco Hipotecario’s revenues during fiscal 2008 was primarily due to the losses incurred in fiscal 2008, caused mainly by a decrease in the valuation of its long-term portfolio of Government securities.

Financial results, net

Financial results, net decreased by Ps. 80.8 million, from Ps. 4.1 million income for fiscal 2007 to a Ps. 76.7 million loss in fiscal 2008. The main reasons for this loss were: (i) a Ps. 88.1 million decrease in results from financial operations, primarily due to a Ps. 85.2 million decrease in the fair value of our holdings of mutual funds; (ii) Ps. 38.9 million increase resulting from higher financing expenses, primarily due to the increase in interest charges paid as a consequence of the issuance of notes (negotiable obligations) by IRSA and Alto Palermo during this fiscal year, partially offset by (iii) a decrease in the interest paid due to the redemption in October 2007 of IRSA’s floating rate secured notes in the amount of US$ 37.4 million, (iv) and the repayment of an unsecured loan for US$ 51 million. These reductions were partially offset by (i) foreign exchange gains in the amount of Ps. 26.3 million compared to fiscal 2007, as a consequence of a variation in the US Dollar selling exchange rate during the fiscal year under analysis (it went down from Argentine Pesos 3.093 as of June 30, 2007 to 3.025 as of June 30, 2008), in contrast to the situation in the same period of the previous year when the Argentine Peso/US Dollar exchange rate had increased significantly (from Argentine Pesos 3.086 as of June 30, 2006 to 3.093 as of June 30, 2007).; and (ii) a Ps. 20.0 million increase due to the interest earned during fiscal 2008 compared to fiscal 2007, basically as a consequence of holdings of investments and other interest earned by Alto Palermo.

57

Other income (expenses), net

The line Other income (expenses), net, shrank by 60.0% from net expenses for Ps. 14.1 million in fiscal 2007 to net expenses for Ps. 5.6 million in fiscal 2008, primarily due to (i) the reversal of a provision for contingencies in the amount of Ps. 5.6 million; and (ii) a decrease in charges for personal property tax in the amount of Ps. 1.2 million which, according to Argentine rules and regulations, we must realize on behalf of our shareholders.

Income before taxes and minority interest

Therefore, Income before taxes and minority interest dropped by Ps. 29.2 million, from Ps. 227.1 million for fiscal 2007, to income for Ps. 160.9 million in fiscal 2008.

Income tax and minimum presumed income tax

Income tax and minimum presumed income tax dropped by 10.8% down from Ps. 87.5 million for fiscal 2007 to Ps. 78.1 million in fiscal 2008. We applied the deferred tax method upon calculating our income tax for the two fiscal years, thus recognizing the temporary differences in our accounts and in tax assets and liabilities.

Minority interest

This item includes our proportional equity interest in the subsidiaries in which we own a minority interest. The loss resulting from third-party interests in such subsidiaries dropped by 14%, from a Ps. 32.4 million loss for fiscal 2007 to a Ps. 27.9 million loss for fiscal 2008, mainly due to the increase in the statement of income accounts of the companies in which we have a minority interest and to the acquisition of the remaining 33.33% shareholding in Palermo Invest S.A., having eliminated the effect of the minority interest in said company during this fiscal year.

Net income

Therefore, net income decreased by Ps. Ps. 52.2 million down from Ps. 107.1 million for fiscal 2007 to Ps. 54.9 million in fiscal 2008.

Results of Operations for the Fiscal Years ended June 30, 2007 and 2006

Sales, leases and services

Revenues rose by 27.9%, from Ps. 577.7 million for fiscal 2006 to Ps. 738.8 million for fiscal 2007, mainly due to an increase in revenues in the following segments: Consumer finance, Shopping centers, Offices and other non-shopping center rental properties and Hotel operations, partially offset by a decrease in revenues for our Development and sale of properties segment.

Shopping centers

The revenues from our Shopping centers segment rose by 25.7% from Ps. 215.0 million for fiscal 2006, to Ps. 270.3 million for fiscal 2007. This was mainly due to a Ps. 55.3 million increase in the revenues from leases and admission rights in turn attributable to: (i) an 18.0% increase in the average price of rentals per square meter and (ii) a 24.3% increase in the total sales of our tenants, from Ps. 2,273.3 million during fiscal 2006 to Ps. 2.825.8 million during fiscal 2007, which in turn resulted in a Ps. 552.5 million increase in the revenues from percentage rent payments. The average occupancy rate at our Shopping centers dropped from 99.1% in fiscal 2006 to 97.0% for fiscal 2007.

Development and sale of properties

The revenues from the Development and sale of properties segment went down by 27.1% from Ps. 104.0 million for fiscal 2006 to Ps. 75.8 million for fiscal 2007. Overall, this business segment does not post recurring revenues because of the nature of its activities. Hence, period-on-period comparisons

58

might exhibit significant variability depending on the projects that we may be carrying out and their degree of completion. The decrease in the revenues from this segment during fiscal 2006 was mainly attributable to the absence in fiscal 2007 of the Ps. 104 million recognized during fiscal 2006 as a result of the following transactions:

•	Ps.41.8 million from the sale of plot Y of Dock III;

•	Ps. 23.0 million from the sale by IRSA’s subsidiary, Alto Palermo, of a lot in the vicinity of its Paseo Alcorta shopping center;

•	Ps. 22.8 million from the sale of block 36 of the plot named “Terrenos de Caballito”; and

•	Ps. 10.0 million from the sale of units in the building Edificio Cruceros.

The absence in fiscal 2007 of the revenues for Ps. 104.0 million recognized in fiscal 2006 and mentioned above was partially offset by the following revenues that the Company did recognize in fiscal 2007:

•	Ps. 31.0 million from the sale transferred to third parties of a 10% interest over the Santa María del Plata land;

•	Ps. 26.2 million from the sale of plot “Z” at Dock III;

•	Ps. 8.6 million from the sale of units at San Martín de Tours; and

•	Ps. 8.4 million from the sale of units in the building Edificio Cruceros.

Offices and other non-shopping center rental properties

Revenues from our Offices and other non-shopping center rental properties segment rose by 82.2%, from Ps. 30.6 million for fiscal 2006 to Ps. 55.7 million for fiscal 2007. This increase was mainly due to a Ps. 25.5 million increase in the revenues from office rentals, which went up from Ps. 27.4 million in fiscal 2006 to Ps. 52.9 million for fiscal 2007. This increase in revenues from office rentals was due to:

•

a 94.0% increase in fiscal 2006 to 99.1% for fiscal 2007 in the average occupancy level at offices for rental as a result of the addition in fiscal 2007 of Dock del Plata, Bouchard 551 and Reconquista 823 which were fully occupied; and

•

a 93.3% increase in the rents of offices for rental, basically due to (i) the increases in the prices of the square meter at the following buildings, pursuant to which there was a 53% increase in Class A total gross leasable area, from 78,115 to 119,360 square meters: Intercontinental Plaza resulting from higher rentals amounting to Ps. 5.5 million, Bouchard 710 resulting from higher rentals amounting to Ps. 3.1 million, Maipú 1300 resulting from higher rentals amounting to Ps. 2.5 million and Libertador 498 resulting from higher rentals amounting to Ps. 2.4 million, (ii) the acquisition of two premium buildings: Bouchard 551 (acquired in March 2007) with Ps. 3.9 million in revenues from rentals in the current fiscal year and Dock del Plata (acquired in November 2006) which yielded revenues from rentals for Ps. 3.1 million for fiscal 2007.

•	The occupancy rate in the Offices and other non-shopping center rental properties segment increased from 96.9% in fiscal 2006 to 97.4% during fiscal 2007.

Hotel operations

Revenues from our Hotel operations segment rose by 18.2% from Ps. 103.8 million for fiscal 2006 to Ps.122.7 million for fiscal 2007, mainly due to a 23.7% increase in the average price per room at our hotels from Ps. 379.0 in fiscal 2006 to Ps. 469.0 for fiscal 2007. For fiscal 2007, the revenues from Hotel Llao Llao rose by Ps. 8.9 million, revenues from Hotel Intercontinental rose by Ps. 6.0 million and

59

revenues from Hotel Sheraton Libertador rose by Ps. 4.0 million, in each case compared to fiscal 2006. These increases for fiscal 2007 were partially offset by a reduction in average occupancy rates which dropped from 78.7% in fiscal 2006 to 74.0% during fiscal 2007.

Consumer finance

The revenues from our Consumer finance segment rose by 73.2%, jumping from Ps. 123.0 million for fiscal 2006 to Ps. 213.0 million during fiscal 2007. This increase is attributable to:

•	the favorable macroeconomic conditions prevailing for fiscal 2007 which translated into an overall rise in consumption;

•	an increase equivalent to 201,114 credit cards recently issued;

•	the opening of new branches;

•	a 90.5% increase in transactions paid with IRSA’s Tarjeta Shopping and a 49% increase in the number of retailers who accept IRSA’s credit card as a means of payment; and

•	Financial operations and others.

The revenues from our Financial operations and others remained unchanged compared to fiscal 2006. The revenues included in this segment represent fees for services not related to the Other segment.

Cost of sales, leases and services

Our costs increased 27.8% from Ps.243.8 million in fiscal year 2006 to Ps.311.6 million in fiscal year 2007 as a result of an increase in costs of each of our business segments during fiscal year 2007 other than Financial operations and others. Our total costs as a percentage of our revenues remained flat at 42.2% for each of fiscal years 2006 and 2007.

Development and sale of properties

Costs related to Development and sale of properties increased 6.7%, from Ps.54.2 million in fiscal year 2006 to Ps.57.8 million in fiscal year 2007. This business segment generally does not show consistently recurring costs due to the nature of our business. As a result, period-on-period comparisons may vary significantly depending on the projects that we are developing and their degree of completion. The increase in costs of this segment was principally due to the following costs incurred in fiscal year 2007:

•	Ps.26.2 million related to the sale of plot “Z” of Dique III;

•	Ps.12.9 million related to the sale of 10% of the Santa María del Plata land reserve;

•	Ps.8.2 million related to the sale of San Martín de Tours units; and

•	Ps.3.2 million related to the sale of Edificio Cruceros units.

The foregoing cost increases were partially offset by the non-recurrence of the following costs in fiscal year 2007, which were incurred in fiscal year 2006:

•	Ps.18.4 million in costs related to the sale of Alcorta Plaza (through Alto Palermo);

•	Ps.11.3 million of costs related to the sale of block 36 of the plot called “Terrenos de Caballito”;

•	Ps.9.7 million of costs related to the sale of plot “Y,” Dique III; and

•	Ps.8.8 million of costs related to the sale of Edificios Cruceros units.

60

Costs included in this segment as percentage of revenues from such segment increased from 52.1% in fiscal year 2006 to 76.3% in fiscal year 2007.

Offices and other non-shopping center rental properties

Costs of the Offices and other non-shopping center rental properties segment increased 85.5%, from Ps.9.0 million in fiscal year 2006 to Ps.16.7 million in fiscal year 2007. The principal cost component in this office segment is the depreciation of buildings rented, and the increase in fiscal year 2007 was principally due to (i) higher depreciation in fiscal year 2007, which stood at Ps.3.4 million as a result of the addition of two new rental properties, Dock del Plata and Bouchard 551; and (ii) Ps.5.9 million higher depreciation as a result of a change in the determination of remaining useful life of our rental buildings, which decreased from an average of 496 months in fiscal year 2006 to an average of 253 months in fiscal year 2007.

Shopping centers

Costs of the Shopping centers segment increased 17.7%, from Ps.77.4 million in fiscal year 2006 to Ps.91.1 million in fiscal year 2007. This increase was primarily due to:

•	a Ps.6.6 million increase in costs related to renovation of shopping centers’ common areas;

•	a Ps.4.7 million increase in depreciation and amortization charges due to the depreciation of fixed assets; and

•	a Ps.2.3 million increase in costs for unrecovered expenses.

The cost of the Shopping centers segment as percentage of the revenues from such segment decreased from 36.0% in fiscal year 2006 to 33.7% during fiscal year 2007.

Hotel operations

Costs of Hotel operations increased 19.0%, from Ps.58.0 million in fiscal year 2006 to Ps.69.0 million in fiscal year 2007 principally due to increases in depreciation of assets, fees for commissions and services, food and beverages and salaries and social security charges, in each case related to revenues from such segment. Costs of Hotel Llao Llao increased Ps.6.0 million, those of Hotel Intercontinental increased Ps.2.6 million and those of Hotel Sheraton Libertador increased Ps.2.4 million. Costs of hotel operations as percentage of revenues of such segment increased from 55.9% in fiscal year 2006 to 56.2% in fiscal year 2007.

Consumer finance

Cost of the Consumer finance segment increased 73.6%, from Ps.43.9 million during fiscal year ended June 30, 2006 to Ps.76.3 million during fiscal year ended June 30, 2007. This increase, which reflected the expansion of our consumer finance operations in fiscal year 2007, was primarily due to:

•	a Ps.11.0 million increase in the cost of salaries and social security charges;

•	a Ps.9.8 million increase in expenses for interest and commissions;

•	a Ps.5.7 million increase in charges for taxes, rates, contributions and services; and

•	a Ps.2.8 million increase in fees and services payable to third parties.

The cost of Consumer finance operations as percentage of revenues from such segment remained flat at 35.8% in each of fiscal years 2006 and 2007.

61

Financial operations and other

The cost of the Financial operations and others segment decreased Ps.0.6 million, from Ps.1.4 million in fiscal year 2006 to Ps.0.8 million in fiscal year 2007. Costs included in this line represent expenses unrelated to our other segments.

Gross profit

As a result of the above, gross profit increased 27.9% from Ps.333.8 million in fiscal year 2006 to Ps.427.1 million in fiscal year 2007. Our gross margin, calculated as our gross profit divided by our revenues, remained at 57.8% in fiscal years 2006 and 2007 primarily as a result of improvements in the gross margin of our Shopping centers and Financial operations and others segments, partially offset by a decrease in the gross margin of our Development and sale of properties, Offices and other non-shopping center rental properties, Hotel operations and Consumer finance segments.

Gain from recognition of inventories at net realizable value

This line reflects the valuation at net realization value of inventories in respect of which we received prepayments of rentals pursuant to contractual terms which establish the consummation of the sales and the resulting profits. This business segment generally does not show consistently recurring gains, and as a result, period-on-period comparisons may vary significantly depending on the projects that we are developing and their degree of completion. During fiscal year 2007, we recognized Ps.20.7 million gain which was principally applied to the following developments:

•	“Dique III - Plot X” in an amount equal to Ps.18.4 million; and

•	“San Martín de Tours” in an amount equal to Ps.1.5 million.

During fiscal year 2006, we recognized a gain of Ps.9.1 million primarily in respect of: “Edificios Cruceros” in an amount equal to Ps.4.6 million, “Torres Rosario” in an amount equal to Ps.3.5 million, “Dique III – Plot Z” in an amount equal to Ps.1.6 million and “San Martín de Tours” in an amount equal to Ps.(0.6) million.

Selling expenses

Selling expenses increased 89.2% from Ps.60.1 million in fiscal year 2006 to Ps.113.7 million in fiscal year 2007 principally due to an increase in the selling expenses of the Consumer finance and Shopping centers segments of Ps.31.1 million and Ps.6.6 million, respectively. Selling expenses as a percentage of revenues increased from 10.4% in fiscal year 2006 to 15.4% in fiscal year 2007.

Development and sale of properties

Selling expenses for this segment consist of commissions and expenses derived from sales, stamp tax and on gross sales (gross revenues). Selling expenses for Development and sale of properties increased Ps.11.0 million in fiscal year 2007 principally due to a higher turnover tax charge during such fiscal year as a result of our sale of Solares de Santa María.

Offices and other non-shopping center rental properties

Selling expenses for the Offices and other non-shopping center rental properties segment increased Ps.3.4 million, from Ps.1.0 million in fiscal year 2006 to Ps.4.4 million in fiscal year 2007 due to a Ps.1.9 million higher charge for bad debtors by our subsidiary Inversora Bolívar, and higher charges for turnover tax and real estate commissions.

Shopping centers

Selling expenses for the Shopping Centers segment increased 42.3%, from Ps.15.7 million in fiscal year 2006 to Ps.22.3 million in fiscal year 2007 due to: (i) a Ps.2.0 million increase in the costs of salaries and social security charges; (ii) a Ps.1.4 million increase in the charge for turnover tax; and (iii) a Ps.1.2 million increase in the charge for bad debts. Selling expenses related to Shopping centers as a percentage of revenues from such segment increased from 7.3% in fiscal year 2006 to 8.3% in fiscal year 2007.

62

Hotel operations

Selling expenses for the Hotel operations segment increased 13.9% from Ps.10.7 million in fiscal year 2006 to Ps.12.2 million in fiscal year 2007 principally due to increases in turnover tax, salaries and social security charges and commissions for tourism agencies, in each case reflecting an increase in the revenues of the segment in line with higher activity.

Consumer Finance

Selling expenses for the Consumer finance segment increased 100.5%, from Ps.30.9 million in the fiscal year ended June 30, 2006 to Ps.62.0 million in the fiscal year ended June 30, 2007 principally due to:

•	a Ps.11.7 million increase in advertising expenses;

•	a Ps.11.8 million increase in the charge for bad debts; and

•	a Ps.5.8 million increase in the charge for turnover tax.

Selling expenses of Consumer finance operations as a percentage of the revenues from such segment increased from 25.1% in the fiscal year 2006 to 29.1% in fiscal year 2007.

Administrative expenses

Administrative expenses increased 46.0% from Ps.96.9 million in fiscal year 2006 to Ps.141.4 million in fiscal year 2007 primarily due to an increase in administrative expenses in the Consumer finance segment and, to a lesser extent, increases in each of the remaining segments. Principal components of administrative expenses are salaries and social security charges, directors’ fees, fees and remunerations for services and depreciation of fixed assets. Administrative expenses as a percentage of revenues increased from 16.8% in fiscal year 2006 to 19.1% in fiscal year 2007.

Development and sale of properties

Administrative expenses of the Development and sale of properties segment increased 53.2%, from Ps.12.8 million in fiscal year 2006 to Ps.19.6 million in fiscal year 2007 due to: (i) a Ps.4.5 million increase for salaries, bonds and social security charges and directors’ fees; and (ii) a Ps.2.1 million increase in bank expenses. Administrative expenses of Development and sale of properties as a percentage of revenues from this segment increased from 12.3% in fiscal year 2006 to 25.9% in fiscal year 2007.

Offices and other non-shopping center rental properties

Administrative expenses of the Offices and other non-shopping center rental properties segment increased 48.7% from Ps.11.3 million in fiscal year 2006 to Ps.16.8 million in fiscal year 2007. The increase is principally due to an increase of Ps.4.0 million in salaries, bonds and social security charges and fees to directors and to a Ps.1.8 million increase in bank expenses. Administrative expenses of Offices and other non-shopping center rental properties as a percentage of revenues from such segment decreased from 37.0% in fiscal year 2006 to 30.2% in fiscal year 2007.

Hotel operations

Administrative expenses of the Hotel operations segment increased 28.1% from Ps.21.0 million in fiscal year 2006 to Ps.26.9 million in fiscal year 2007, principally due to: (i) a Ps.1.7 million increase in administrative expenses of Hotel Intercontinental mostly due to an increase in salaries and social security charges, commissions and depreciation of fixed assets, (ii) a Ps.1.4 million increase in administrative expenses of Hotel Sheraton Libertador principally due to an increase in fees for services and in salaries and social security charges and (iii) a Ps.2.8 million increase in administrative expenses of

63

Hotel Llao Llao principally due to increases in salaries and social security charges, fees for services due to higher sales and taxes, rates and contributions. Administrative expenses of Hotel operations as a percentage of revenues from such segment increased from 20.2% in fiscal year 2006 to 21.9% in fiscal year 2007.

Shopping centers

Administrative expenses of the Shopping centers segment increased 26.6%, from Ps.25.8 million in fiscal year 2006 to Ps.32.7 million in fiscal year 2007 principally due to (i) a Ps.3.7 million increase in expenses for fees and third parties’ services; (ii) a Ps.2.0 million increase in the charge for directors’ fees and (iii) a Ps.1.3 million increase in expenses for taxes, rates and contributions mostly due to the tax on bank debits and credits. Administrative expenses of the Shopping Centers segment as a percentage of the revenues from such segment remained essentially flat, increasing from 12.0% in fiscal year 2006 to 12.1% in fiscal year 2007.

Consumer finance

Administrative expenses of the Consumer finance segment increased 75.0%, from Ps.25.9 million in fiscal year 2006 to Ps.45.4 million in fiscal year 2007. This increase was primarily due to:

•	a Ps.11.4 million increase in expenses for salaries, compensation, social security charges and personnel;

•	a Ps.2.4 million increase in expenses for rentals, taxes, rates and contributions; and

•	a Ps.3.0 million increase in expenses for fees and third parties services.

Administrative expenses of Consumer finance as a percentage of revenues from such segment increased from 21.1% in fiscal year ended 2006 to 21.3% during fiscal year 2007 as a result of a higher proportional average of these expenses in respect of the revenues increase of this segment.

Net income from retained interest in securitized receivables (Tarjeta Shopping)

This gain reflects the result generated by Alto Palermo’s participation in the Tarjeta Shopping credit card trusts. This gain increased 24.0% , from Ps.2.6 million in fiscal year 2006 to Ps.3.3 million in fiscal year 2007, primarily due to the creation in fiscal year 2007 of new credit card trusts in connection with new securitizations in such year.

Results from operation and holding of real estate assets, net

This line reflects the impairment losses and gains associated with the reversal of previously recognized impairment charges. Results from the operation and holding of real estate assets decreased 79.6%, from a gain of Ps.12.6 million in fiscal year 2006 to a gain of Ps.2.6 million in fiscal year 2007, principally recorded in Neuquén Project for Ps.2.2 million, Suipacha 652 for Ps.0.9 million, Avenida de Mayo 589 for Ps.0.7 million and Torres de Abasto for Ps.0.1 million, partially offset by a loss of Ps.1.5 million corresponding to Torres Rosario. During fiscal year 2006 the gain of Ps.12.6 million had been attributable to Caballito for Ps.6.5 million, Alto Rosario for Ps.3.5 million, Espacio Aereo Coto for Ps.1.4 million, Torre Constitución for Ps.0.7 million and Reconquista 823 for Ps.0.6 million.

Operating income

Operating income decreased 1.3% million from Ps.201.2 million in fiscal year 2006 to Ps.198.5 million in fiscal year 2007 mainly due to a decrease in the operating income of the Development and Sale of Properties segment that was partially offset by increases in operating income of each of our other segments. Our operating margin, calculated as our operating income divided by our revenues, decreased from 34.8% for fiscal year 2006 to 26.9% for fiscal year 2007 primarily as a result of decreases in the operating margins of our Development and Sale of Properties, Offices and other non-shopping center rental properties, Shopping centers, and Consumer finance segments, partially offset by an increase in the operating margin of our Financial operations and others segment.

64

Development and Sale of Properties

Operating income from the Development and Sale of Properties segment decreased 86.0% from Ps.44.3 million in fiscal year 2006 to Ps.6.2 million in fiscal year 2007 primarily due to a decrease in the revenues from this segment and increases in selling and administrative expenses, partially offset by higher gain from recognition of inventories at their net realizable value during fiscal year 2007. The operating income of this segment as a percentage of the revenues from such segment decreased from 42.6% during fiscal year 2006 to 8.2% during fiscal year 2007.

Offices and other non-shopping center rental properties

Operating income from the Offices and other non-shopping center rental properties segment increased 65.5%, from Ps.11.9 million in fiscal year 2006 to Ps.19.6 million in fiscal year 2007 primarily due to an 82.2% increase in the revenues from this segment. The operating income of this segment as a percentage of the revenues from such segment decreased from 38.8% during fiscal year 2006 to 35.2% during the fiscal year 2007 primarily as a result of the effect during fiscal year 2007 of the adjustment in the remaining useful life of our rental buildings which generated a loss of Ps.5.9 million reflected in the cost of this segment. Without considering this effect our operating income as a percentage of our revenues would have been 45.8% instead of 35.2%.

Shopping centers

Operating income of Shopping centers increased 18.2%, from Ps.105.6 million in fiscal year 2006 to Ps.124.8 million in fiscal year 2007 mostly due to a 25.7% increase in the revenues from this segment that was partially offset by increases of 17.7% in costs, 42.3% in selling expenses and 26.6% in administrative expenses. The operating income of this segment as a percentage of revenues from such segment decreased from 49.1% during fiscal year 2006 to 46.2% during fiscal year 2007 primarily as a result of a decrease during fiscal year 2007 in the gain generated by the reversal of previously recognized impairment charges which was only Ps.0.7 million in fiscal year 2007 compared to Ps.9.5 million in fiscal year 2006.

Hotel operations

Operating income of Hotel operations increased from Ps.14.6 million in fiscal year 2006 to Ps.14.7 million in fiscal year 2007 mostly due to an increase in revenues from this segment that was partially offset by increases in costs and expenses. The operating income of this segment as a percentage of the revenues from such segment decreased from 14.0% during fiscal year 2006 to 11.9% during fiscal year 2007, primarily as a Ps. 2.4 million increase in depreciation due to a change in the determination of the remaining useful life of our three hotels, which decreased from an average of 408 months in fiscal year 2006 to an average of 207 months in fiscal year 2007.

Consumer finance

Operating income of the Consumer finance segment increased 31.4%, from Ps.24.8 million in fiscal year 2006 to Ps.32.6 million in fiscal year 2007 primarily due to a 73.2% increase in revenues from this segment that were partially offset by increases of 73.6% in costs, 100.5% in selling expenses and 75.0% in administrative expenses. The operating income of this segment as a percentage of the revenues from such segment decreased from 20.2% during fiscal year 2006 to 15.3% during fiscal year 2007 primarily as a result of the increase in selling expenses of almost 101% while the revenues from this segment increased 73.2% as a result of a Ps.11.9 million increase in the charge for bad debts.

Financial operations and others

Operating income of the Financial operations and others segment increased Ps.0.5 million from Ps.0.1 million in fiscal year 2006 to Ps.0.6 million in fiscal year 2007. Operating revenues of this segment as a percentage of the revenues from such segment increased from 4.0% in fiscal year 2006 to 43.1% in fiscal year 2007 primarily as a result of a 40.9% decrease in the costs of this segment.

65

Amortization of goodwill

The amortization of the goodwill includes: (i) amortization of the goodwill of the following subsidiaries of Alto Palermo: Shopping Alto Palermo S.A., FIBESA, Tarshop, ERSA and Empalme and (ii) of our own negative goodwill generated by our purchase of Alto Palermo and Palermo Invest S.A. shares. Amortization of goodwill increased (Ps.0.4 million), from a charge of Ps.1.1 million in fiscal year 2006 to a charge of Ps.1.5 million in fiscal year 2007.

Financial results, net

Financial results, net increased Ps.45.0 million, from a net loss of Ps.40.9 million in fiscal year 2006 to a net gain of Ps.4.1 million in fiscal year 2007. The principal causes for this variation were:

•

the increase of Ps.40.4 million in results of financial operations mainly due to an increase of Ps.46.9 million in the fair market value of our investment in the mutual investment fund, Dolphin Fund Plc.;

•	a Ps.12.1 million positive exchange difference compared to fiscal year 2006 due to a lower depreciation during fiscal year 2007 of the Peso versus the US dollar; and

•	Ps.9.9 million due to higher interest income in fiscal year 2007 of which Ps.7.6 million resulted from financial investments.

•

These improvements were partially offset by a Ps.16.5 million increase in financial expenses in fiscal year 2007, principally due to higher interest expense resulting from the issuance of bonds by us and Alto Palermo during fiscal year 2007.

(Loss) gain on equity investees

Gain from related companies decreased 3.9% from a gain of Ps.41.7 million in fiscal year 2006 to a gain of Ps.40.0 million in fiscal year 2007. This decrease principally resulted from a Ps.5.7 million decrease in the gain of Banco Hipotecario, from Ps.47.0 million in fiscal year 2006 to Ps.41.4 million in fiscal year 2007. This decrease was partially offset by the absence in fiscal year 2007 of the Ps.4.0 million loss incurred in fiscal year 2006 from our investment in Abril S.A.

Other income and expenses, net

Other income and expenses, net, decreased 22.8%, from a net expense of Ps.18.3 million in fiscal year 2006 to a net expense of Ps.14.1 million in fiscal year 2007 principally due to: (i) a Ps.7.5 million decrease in the allowance for uncollectible loans and (ii) a Ps.3.1 million increase for the recovery of allowances, which were partially offset in fiscal year 2007 by: (i) a Ps.4.5 million increase in charges for donations and (ii) a Ps.2.7 million increase in contingencies for lawsuits.

Income before taxes and minority interest

As a result of the above mentioned issue, income before taxes and minority interest increased 24.4% passing for an income of Ps.182.6 million in fiscal year 2006 to an income of Ps.227.1 million in fiscal year 2007.

Income tax and minimum presumed income tax

Income tax and minimum presumed income tax increased 48.9%, from Ps.58.8 million in fiscal year 2006 to Ps.87.5 million in fiscal year 2007. We applied the deferred tax method to calculate our income tax for the two fiscal years, recognizing the temporary differences in the accounting and in tax assets and liabilities. Our effective tax rate in the fiscal year 2007 was 38.5% compared to 32.2% in fiscal year 2006.

The Ps.28.7 million variation was principally caused by the net impact of:

•

Ps.23.6 million increase in the expense for income tax for our company, from Ps.4.0 million during fiscal year 2006 to Ps.27.6 million during fiscal year 2007 due to the charge during fiscal year 2007 for Ps.11.6 million of deferred tax mostly caused by the sale of Santa María del Plata;

66

•	a Ps.12.9 million allowance for income tax in fiscal year 2007 mostly caused by the sale of shares in Banco Hipotecario and ownership units in Dolphin Fund Plc.;

•	a Ps.7.8 million increase in the expense for income tax of Alto Palermo, from Ps.48.5 million in fiscal year 2006 to Ps.56.3 million in fiscal year 2007; and

•	a Ps.0.5 million increase in the expense for income tax of Nuevas Fronteras S.A.

Minority interest

The negative result caused by third parties’ participation in subsidiaries increased 19.3% from a charge of Ps.27.2 million in fiscal year 2006 to a charge of Ps.32.4 million in fiscal year 2007 as a consequence of an increase in the income accounts of related companies in which we have a minority interest (principally in the Shopping Centers and Credit card operations segments).

Net income

Due to the above-mentioned issues, net income increased 10.9% from Ps.96.6 million in fiscal year 2006 to Ps.107.1 million in fiscal year 2007.

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2008:

	Maturity Schedule
	Currency	Less than 1 year(1)	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total(1)	Average annual interest rate
	(in constant million Pesos as of June 30, 2008)(2)%							%
Bank and other debt
Unsecured loans		$139.8	32.9	20.3	20.3	20.3	233.6
Hoteles Argentinos secured loan	US$	1.9	16.1				18.0	9.7
Alto Palermo 10% convertible notes due 2014	US$	2.1				46.9	49.0	10.0
Alto Palermo 11% Series II notes(4)		$0.2	43.5	43.8	44.0	16.7	148.2	11.0
Alto Palermo 7.875% Series I notes due 2017(4)	US$	3.5	-0.5	-0.5	-0.5	360.4	362.4	7.9
IRSA 8.5% notes due 2017(4)	US$	15.1	-0.9	-0.9	-0.9	449.7	462.1	8.5
Debt related to purchase of subsidiaries	US$	24.6	9.1				33.7
Debt related to purchase of subsidiaries		$0.1					0.1

Total bank and other debt		187.3	100.2	62.7	62.9	894	1307.1

Mortgages payable
Mortgage payable Terrenos Bariloche	US$	2.9	1.5				4.4	7.0

Total mortgages payable		2.9	1.5	0	0	0	4.4

Total debt		190.2	101.7	62.7	62.9	894	1311.5

•

67

(1)	Figures may not sum due to rounding.
(2)	Exchange rate as of June 30, 2008: US$1.00 = Ps.3.025.
(3)	Includes Alto Palermo’s 10% fixed rate Notes and Alto Palermo’s Series I 7.875% fixed rate Notes for US$ 120 million.
(4)	Includes IRSA’s 8% fixed rate Convertible Notes and IRSA’s 8.5% fixed rate Notes for US$ 150 million.

Prepayment of our Outstanding Indebtedness

On October 21, 2007 we notified the holders of our secured notes due November 2009 and the creditors under our US$51 million syndicated bank loan agreement dated November 21, 2002 of our intention to redeem all outstanding notes and repay such loans in full, plus interest accrued until the redemption and repayment date, as applicable. On October 29, 2007, we prepaid US$ 24.3 million of principal and US$0.3 million of interest accrued on the notes, and US$14.9 million of principal and US$0.2 million of interest accrued on the loans.

Hoteles Argentinos secured loan

On March 23, 2005, Credit Suisse First Boston International acquired the US$11.1 million indebtedness incurred by Hoteles Argentinos which had been in default since January 2002. On April 21, 2006, Hoteles Argentinos reduced the outstanding principal amount to US$6.0 million with a prepayment, and the unpaid balance was restructured to mature in March 2010 with scheduled amortization payments as described below:

Date	Amount due
(US$ thousands)
March 15, 2008	213
September 15, 2008	225
March 15, 2009	239
September 15, 2009	253
March 15, 2010	5,070

Interest accrues on the unpaid principal of this loan at six-month LIBOR plus 7.0%.

In addition, we entered into a credit default swap agreement with Credit Suisse International which, among other provisions, secures the payment of Hoteles Argentinos’ indebtedness and provides that in the event of default we should acquire the loan. Simultaneously with the amendment to Hoteles Argentinos’ loan agreement, we amended the credit default swap agreement with Credit Suisse International. Thus, we would only assume 80.0% of Hoteles Argentinos’ indebtedness in the event of default. The remaining 20.0% was assumed by Starwood Hotels and Resorts Worldwide Inc. (Starwood), an indirect minority shareholder of Hoteles Argentinos, which has also been instrumented through a credit default swap agreement. To secure performance of our obligations under the agreement with Credit Suisse International, we made an escrow deposit of US$1.2 million.

The loan agreement of Hoteles Argentinos provides that it may not declare or pay any dividends or make any distribution on capital stock, or purchase, redeem, retire, defease or otherwise acquire any of its own shares, or make any distribution of assets, capital stock, warrants, rights, options, obligations or securities to shareholders, except in an amount not to exceed the lesser of (x) Hoteles Argentinos’ excess cash flow for the preceding fiscal year, or (y) the consolidated retained earnings and consolidated profits earned; and then only if, after giving pro forma effect to such action, no default or event of default would occur as a consequence thereof.

On March 15, 2008 we repaid an installment of principal of US$ 0.2 million.

Alto Palermo 10% convertible notes due 2014

On August 20, 2002, Alto Palermo issued US$ 50.0 million unsecured Convertible Notes in exchange for cash and the settlement of certain liabilities owed to its shareholders. These convertible notes mature on July 19, 2014, according to the maturity date extension originally scheduled and approved at the meeting of holders of such convertible notes held on May 2, 2006. The convertible notes

68

accrue interest (payable semi-annually) at a 10.0% fixed interest rate per annum and are convertible at any time at the holder’s option into shares of common stock of Ps. 0.10 par value each. The conversion rate per U.S. dollar is the lower between (i) 30.8642 and (ii) the result from dividing the exchange rate prevailing on the conversion date by Alto Palermo’s common shares’ par value. As of June 30, 2008, as a result of the conversions made, the aggregate outstanding amount of Alto Palermo’s convertible notes was US$47.2 million. If all the noteholders exercise their conversion rights, Alto Palermo’s common shares would increase from 782.0 million (Ps. 224.0 million par value) to 2,239.7 million (Ps. 224.0 million par value). As of June 30, 2008, we hold US$31.7 million of Alto Palermo’s convertible notes.

Our 8% convertible notes due 2007

On November 21, 2002, we issued US$100.0 million of convertible notes due November 2007. The convertible notes accrue interest at 8% per annum, payable on a semi-annual basis. The conversion price is US$0.545 per common share, which means that each US$1.00 principal amount of such convertible note may be exchanged for 1.8347 common shares. Additionally, each convertible note contains a warrant attached that grants its holder an option to acquire 1.8347 shares at a price of US$0.6541 each.

From the date of issuance through June 30, 2007, the holders of our convertible notes exercised their conversion rights for a total of 81.1 million units with a face value of US$1.0 each, issuing 148.8 million common shares with a face value of Ps. 1.0 each. In addition, from the date of issuance through June 30, 2007, the warrants issued by us were exercised for a total amount of US$56.8 million, and 104.2 million shares were issued in exchange therefor. We received funds aggregating US$68.1 million. As of September 30, 2007 the outstanding amount of convertible notes and warrants amounted to 0.9 million and 14.0 million respectively, and the amount of outstanding shares amounted to 551,779,869.

The exercise period of the outstanding warrants and the conversion of the convertible notes, issued on November 21, 2002, expired on November 14, 2007. During the exercise and conversion periods, the holders of warrants and convertible notes exercised a total of 99,896,806 warrants and converted a total of 99,942,343 convertible notes, increasing our capital stock to 578,676,460 common shares. As of December 31, 2007, no warrants or convertible notes were left to acquire our shares.

Alto Palermo series I and series II notes

On May 11, 2007, Alto Palermo issued two new series of notes in an aggregate principal amount of US$170 million. Series I consists of US$120 million of notes due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year, commencing on November 11, 2007. The Series I notes mature in a single installment on May 11, 2017.

Series II consists of Ps.154 million (equivalent to US$50 million) of notes which mature in seven, equal and consecutive semi-annual installments commencing on June 11, 2009, and which accrue interest at 11% per annum, payable on June 11 and December 11 of each year commencing on December 11, 2007.

Our 8.5% notes due 2017

On February 2, 2007, we issued our 2017 fixed rate notes for a total amount of US$150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.

These notes also contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or

•	75% of our cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•	100% of cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 4.0 to 1; or

69

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by our restricted subsidiaries from (a) any contribution to our capital stock or the capital stock of our restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of our restricted subsidiaries subsequent to the issue of our notes due 2017, or (b) issuance and sale subsequent to the issuance of our notes due 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been converted into or exchanged for our qualified capital stock.

Deb structuring for the acquisition of Edificio República

On April 28, 2008 we executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent us US$ 33,558,448 which we applied to the repayment of the outstanding balance relating to the acquisition of Edificio República for a total term of 5 years. The principal shall be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal 12% over balances. Interest shall be repaid in semi-annual installments, maturing on April and October 28, each year. To guarantee the repayment of the loan, a mortgage has been set up on the property known as “Edificio República” for the amount thereof.

Off-balance sheet arrangements

We do not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are not reflected in our consolidated financial statements. All our interests and/or relations with our subsidiaries or companies under joint control are recorded in our consolidated financial statements.

Transfer of shares in Banco Hipotecario S.A.

On June 15, 2007, the Company sold 26,410,150 shares in Banco Hipotecario S.A. to Inversora Bolívar S.A. at Ps. 3.09 per share (fair value). The transaction thus totaled Ps. 81.61 million.

Inversora Bolívar must pay off any amounts outstanding as a result of the above transaction in a four-year term at an interest rate of 11% per annum.

As these sales have been closed with and amongst subsidiaries in which the Company has a 100% shareholding, ownership interests have not been affected and the consolidated financial statements do not sustain any impact either because these transactions have been eliminated upon preparing the parent’s company consolidated financial statements.

As of June 30, 2008, the total shareholding amounts to 176,410,150 shares.

Service corporate agreements entered into with CRESUD SACIF y A. and APSA

In view of the fact that the Company, Cresud S.A.C.I.F. y A. and APSA have operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing individual efficiencies of each company in the different areas of operations management.

As a result, the companies entered into a Framework Agreement for the Exchange of Corporate Services and amendments thereof. At present, the framework agreement includes the following areas for purposes of the exchange of services: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement, Messenger Services, Contracts, Technical, Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism, and Risks and Processes. This Agreement for the exchange of Corporate Services does not fall under the provisions of section 73 of Decree 677/01 currently in force.

The exchange of services consists in the provision of services for value in relation to any of the above mentioned areas, carried out by one or more of the parties on behalf of the other party or parties,

70

invoiced and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided. The effective term of this Framework Agreement for the Exchange of Corporate Services is 24 months, automatically renewable for an additional 24-month period unless terminated by any of the companies by giving due notice.

Under this agreement, the companies have hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared for each six-month period.

It should be noted that, notwithstanding this procedure, IRSA, Cresud and APSA maintain total independence in their strategic and commercial decisions, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Agreement in accordance with Technical Resolution No. 21 of the FACPCE. Mr. Alejandro Gustavo Elsztain has been appointed General Coordinator and Mr. Cedric Bridger has been appointed to a position entitled “Individual Responsible” in relation to the Agreement.

System Migration Project

In the course of fiscal 2007, we worked on the development of a system migration consisting in the integration of the various interfaces and processes existing in our Company’s various areas. As a result of this improvement, we now have a more flexible, efficient and agile organization fit for meeting our business needs and endowing us with increased competitiveness. In addition, the integration strategy allowed us to automate, standardize and formalize the processes in order to be in line with the SEC’s requirements, particularly as regards the Sarbanes-Oxley Act.

71

Management

Board of Directors

We are managed by a Board of Directors. Our by-laws provide that our Board of Directors will consist of a minimum of eight and a maximum of fourteen full directors and eight to fourteen alternate directors. Our directors and alternate directors are elected for three-year terms by a majority vote of our shareholders at a general ordinary shareholders’ meeting. Our directors and alternate directors may be reelected indefinitely.

Currently our Board of directors is composed of twelve directors and six alternate directors. Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a full director or until a new director is designated.

The table below shows information about our directors and alternate directors:

Name	Date of birth	Position	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2006	2009	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2006	2009	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2007	2010	2001
Oscar P. Bergotto	06/19/1943	Director	2006	2009	1994
Fernando A. Elsztain	01/04/1961	Director	2005	2008	1999
Ricardo Esteves	05/25/1949	Director	2005	2008	2005
Cedric D. Bridger	11/09/1935	Director	2006	2009	2003
Marcos Fischman	04/09/1960	Director	2006	2009	2003
Fernando Rubín	06/20/1966	Director	2007	2010	2004
Gary S. Gladstein	07/07/1944	Director	2007	2010	2004
Mario Blejer	06/11/1948	Director	2005	2008	2005
Mauricio Wior	10/23/1956	Director	2006	2009	2006
Juan C. Quintana Terán	06/11/1937	Alternate director	2005	2008	1996
Emilio Cárdenas	08/13/1942	Alternate director	2006	2009	2003
Salvador D. Bergel	04/17/1932	Alternate director	2005	2008	1996
Enrique Antonini	03/16/1950	Alternate director	2007	2010	2007
Daniel Ricardo Elsztain	12/22/1972	Alternate director	2007	2010	2007
Gabriel Adolfo Gregario Reznik	11/18/1958	Alternate director	2007	2010	2007

Ricardo Esteves, Cedric Bridger, Mario Blejer, Mauricio Wior, Emilio Cárdenas, Gabriel Adolfo Gregorio Reznik and Enrique Antonini are independent directors, pursuant to Comisión Nacional de Valores’ Resolution No. 400/2002.

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at the University de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the Chairman of the Board of Directors of APSA, SAPSA, Cresud, Consultores Asset Management and BACS Banco de Crédito & Securitización, among others. He is also Vice-chairman of Banco Hipotecario S.A., E-Commerce Latina S.A. and Director of BrasilAgro. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain and Daniel R. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes law firm. He is also vice-chairman of APSA, the first vice-chairman of SAPSA and Cresud and vice-chairman of Puerto Retiro and Fibesa, and a director of Banco Hipotecario S.A., Nuevas Fronteras S.A., Tarshop, Palermo Invest S.A. and BrasilAgro.

72

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. Currently he is chairman of BrasilAgro, second vice-chairman of Cresud and executive vice-chairman of APSA and SAPSA. He is also vice-chairman of Nuevas Fronteras and Hoteles Argentinos and director of IBOSA. He is the brother of Chairman Eduardo S. Elsztain, Commercial Director and Alternate Director, Daniel R. Elsztain and a cousin of Director Fernando A. Elsztain.

Oscar P. Bergotto. Mr. Bergotto has been our Chief Treasury Officer since 1991. He has also worked in various other real estate companies. He is director of APSA.

Fernando A. Elsztain. Mr. Elsztain studied architecture at the Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a family-owned real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of APSA, SAPSA, Hoteles Argentinos and Tarshop and an alternate director of Banco Hipotecario S.A. and Puerto Retiro, among others. He is Alejandro Elsztain and Eduardo S. Elsztain’s cousin.

Ricardo Esteves. He has a degree in Political Sciences from the Universidad El Salvador. He was a member of the Boards of Directors of Banco Francés del Río de la Plata, Bunge & Born Holding, Armstrong Laboratories, Banco Velox and Supermercados Disco. He was one of the founders of CEAL (Consejo Empresario de América Latina) and is a member of the board of directors of Encuentro de Empresarios de América Latina (padres e hijos) and is co-President of Foro Iberoamericano.

Cedric D. Bridger. Mr. Bridger is qualified as a certified public accountant in the United Kingdom. From 1992 through 1998, he served as chief financial officer of YPF S.A. Mr. Bridger was also financial director of Hughes Tool Argentina, chief executive officer of Hughes Tool in Brazil and Hughes’ corporate vice-president for South American operations. He is also a director of Banco Hipotecario S.A.

Marcos Fischman. Mr. Fischman a pioneer in corporate coaching in Argentina. He studied at the Hebrew University of Jerusalem. He provides consulting services to businessmen, scholars and artists. Since 1993, he has provided us with consulting services in organizational communication and development.

Fernando Rubín. Mr. Rubin has a degree in psychology from the Universidad de Buenos Aires and attended a post-graduate course in Human Resources and Organizational Analysis at E.P.S.O. Since July 2001, he has been the manager of organizational development at Banco Hipotecario. He served as corporate manager of human resources for IRSA, director of human resources for Moet Hennessy Louis Vuitton (“LVMH”) in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division for the international consulting firm Roland Berger & Partners-International Management Consultants.

Gary S. Gladstein. Mr. Gladstein has a degree in economics from the University of Connecticut and a master’s degree in business administration from Columbia University. He was operations manager in Soros Fund Management LLC and is currently a senior consultant of Soros Fund Management LLC.

Mario Blejer. Dr. Blejer obtained a degree from Hebrew University and a Ph.D. from the University of Chicago. He lectured courses at Hebrew University, Boston University and New York University. He has published several articles on macroeconomic and financial stability subjects. He served for twenty years in different departments of the IMF. In 2002, he was appointed chairman of the Central Bank and during 2003 he was appointed director of the Center for Studies of Central Banks of the Bank of England.

Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Ertach S.A. and Banco Hipotecario. He has held positions at Bellsouth were he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); the U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was a director of Insituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka.

73

Juan C. Quintana Terán. Mr. Quintana Terán obtained a law degree from the Universidad of de Buenos Aires. He is a consultant at Zang, Bergel & Viñes law firm. He has been chairman and Judge of the National Commercial Court of Appeals of the City of Buenos Aires (Cámara Nacional de Apelaciones en lo Comercial). He is an alternate director of Cresud, Banco Hipotecario S.A. and Nuevas Fronteras S.A.

Emilio J. Cárdenas. Mr. Cárdenas obtained a law degree from the Universidad de Buenos Aires and a Ph.D. from University of Michigan. He has been a member of our board of directors since 1996. He was chairman of ABRA, founding partner of Cárdenas, Cassagne & Asociados law firm, Argentina’s Permanent Representative to the United Nations and is currently a member of the board of directors of HSBC Bank S.A (Bank Roberts).

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from the Universidad del Litoral. He is a founding partner of Zang, Bergel & Viñes law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud.

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997). He also served as a director of Inversiones y Representaciones S.A. from 1993 to 2002. He is a member of the Banking Lawyers Committee and the International Bar Association.

Daniel R. Elsztain. Mr. Elsztain graduated with a major in Economic Sciences from the Torcuato Di Tella University and has a Master in Business Administration. He has been our Commercial Director since 1998. Mr. Elsztain is the brother of both the Chairman of the Board of Directors, Mr. Eduardo S. Elzstain, and of second Vice-Chairman, Mr. Alejandro G. Elzstain and cousin of Director Fernando A. Elzstain.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires. He worked for IRSA from 1992 until May 2005 when he resigned. He has also worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A., Tarshop S.A. and Fibesa, as well as member of the board of directors of Banco Hipotecario, and a number of other companies.

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an Executive Committee consisting of five directors and one alternative director, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain and Fernando Elsztain as members, and Mr. Oscar P. Bergotto as alternative member. The executive committee meets as needed by our business, or at the request of one or more of its members.

The executive committee is responsible for the management of the business delegated by the Board of Directors in accordance with applicable law and our by-laws. Pursuant to Section 269 of the Argentine Corporations Law, the Executive Committee is only responsible for the management of the day-to-day business. Our by-laws authorize the executive committee to:

designate the managers of our Company and establish the duties and compensation of such managers;

grant and revoke powers of attorney on behalf of our Company;

hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

enter into contracts related to our business;

manage our assets;

enter into loan agreements for our business and set up liens to secure our obligations; and perform any other acts necessary to manage our day-to-day business.

74

Senior Management

The Board of Directors appoints and removes senior management. Senior management performs its duties in accordance with the instructions of the Board of Directors.

The following table shows information about our current senior management:

Name	Date of birth	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
Jorge Cruces	11/07/1966	Chief Real Estate Officer	2007
Daniel R. Elsztain	12/22/1972	Chief Real Estate Business Officer	2007
David A. Perednik	11/15/1957	Chief Administrative Officer	2002

The following is a description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a business administration degree and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA, Centro de Estudios Macroeconómicos Argentinos) and at IAE, Austral University (IAE, Universidad Austral). He developed his career in the Investment Banking and Capital Markets areas at banks such as Citibank and Banco Río (BSCH). Prior to joining the group, he was Finance Director at Carrefour Argentina Group and Goyaique SACIFIA (Perez Companc Group). Currently, he serves as chief financial officer of APSA and Cresud.

Jorge Cruces. Mr. Jorge Cruces obtained the degree of Architect and a Master in Business Administration, Finance Mention and Strategic Management Mention, at the University of Belgrano. Before becoming part of the group, he worked as Business Development – Real Estate Manager in Diveo Diginet and as Real Estate Projects Manager of Giménez Zapiola Binswagner. At present he serves as Chief Real Estate Officer of IRSA and APSA. He is also Academic coordinator and Professor of the Cluster Portfolio and Asset Management of the Executive program of Real Estate Management at the Torcuato Di Tella University.

David A. Perednik. Mr. Perednik obtained a degree in accounting from the Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as financial manager from 1986 to 1997. He also worked as a senior consultant in the Administration and Systems Department of Deloitte & Touche. He also serves as chief administrative officer of APSA and Cresud.

Supervisory Committee

Our supervisory committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs and verifying compliance with our by-laws and resolutions adopted at the shareholders’ meetings. The members of the supervisory committee are appointed at our annual general ordinary shareholders’ meeting for a one-year term. The supervisory committee is composed of three members and three alternate members and pursuant to Section 294 of the Argentine Corporations Law No. 19,550, as amended, must meet at least every three months.

The following table shows information about the members of our supervisory committee, who were elected at the annual ordinary shareholders’ meeting, held on October 10, 2007:

Name	Date of birth	Position	Expiration Date	Current position held since
José D. Abelovich	07/20/1956	Member	2008	1992
Marcelo H. Fuxman	11/30/1955	Member	2008	1992
Roberto Murmis	04/07/1959	Member	2008	2005
Silvia De Feo	10/07/1958	Alternate member	2008	2003
Alicia Rigueira	12/02/1951	Alternate member	2008	2006
Sergio Kolaczyk	11/28/1964	Alternate member	2008	2005

75

Set forth below is a brief biographical description of each member of our supervisory committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of APSA, SAPSA, Hoteles Argentinos and IBSA.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados S.R.L., Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committee of APSA, SAPSA and IBISA.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L., Nexia International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the supervisory committee of SAPSA, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano. She is a manager at Abelovich, Polano & Asociados S.R.L., Nexia International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the supervisory committees of SAPSA, IBSA and Baldovinos S.A.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados, affiliated with SC International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences at the University of Lomas de Zamora.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the Universidad de Buenos Aires. He is a professional of Abelovich, Polano & Asociados S.R.L., Nexia International. He is also an alternate member of the supervisory committee of APSA and Cresud.

Internal Control - Audit Committee

Management uses the Integrated Framework-Internal Control issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Report”) to assess the effectiveness of internal control over financial reporting.

The COSO Report sets forth that internal control is a process, effected by an entity’s board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

•	Effectiveness and efficiency of operations

•	Reliability on financial reporting

•	Compliance with applicable laws and regulations

76

Based on the above, a company’s internal control system involves all the levels of the company actively involved in exercising control:

•	the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

•

the management of each area is responsible for the internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the areas and, therefore, those of the entity as a whole;

•	the other personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/2001 and the regulations of the Comisión Nacional de Valores, our board of directors established an Audit Committee.

The Audit Committee is a committee of the board of directors, the main function of which is to assist the board of directors in exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, disclosure of accounting and financial information, management of our business risk, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and the external auditors.

The Audit Committee must meet at least once a year.

In accordance with Decree No. 677/2001 and the Regulations of the Comisión Nacional de Valores our Audit Committee is conformed by three independent directors. The NYSE Regulations establish that as of July 31, 2005, foreign companies listing securities in the United States must have an Audit Committee fully formed by independent directors.

Currently, we have a fully independent Audit Committee composed of Messrs. Mario Blejer, Cedric Bridger and Mauricio Wior.

Compensation

Directors

Under Argentine law, if the compensation of the members of the board of directors is not established in the by-laws of the company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the board of directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased proportionally to the distribution.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits. The compensation of our directors for each fiscal year is determined pursuant to the Argentine Business Corporations Law and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amounts are determined, they are considered at the shareholders’ meeting.

During the fiscal year ended June 30, 2008, the compensation paid to our directors for their services was Ps. 8.1 million.

Under the executive employment agreements entered into with Messrs. Eduardo S. Elsztain, Saúl Zang and Oscar P. Bergotto, if we terminate any of these executive employment agreements without cause, we will be liable to the relevant executive for two years of compensation.

77

Employment contracts with our directors

We do not have written contracts with our directors. However, Mr. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, ,Oscar Bergoto, Marcos Fischman and Fernando Rubín are employed by us under the Labor Contract Law No. 20.744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our overall results. The total and aggregate cash compensation of our senior management for the fiscal year ended June 30, 2008 was Ps.1.1 million.

Supervisory Committee

The shareholders meeting held on October 10, 2007, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Audit Committee

The members of our Audit Committee do not receive compensation in addition to that received for their service as members of our board of directors.

Compensation plan for executive management

We are developing a special compensation plan for its key managers by means of contributions to be made by the employees and by us.

Such Plan is directed to key managers and aims to retain them by increasing their total compensation package, granted to those who have met certain conditions.

Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee, he or she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is: up to 2.5% of their monthly salary and up to 15.0% of their annual bonus. Our contribution will be 200% of the employees’ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds collected as a result of the Participants’ contributions are transferred to a special independent vehicle created in Argentina as an Investment Fund approved by the Comisión Nacional de Valores. Such funds are freely redeemable upon request of the Participants.

The funds collected as a result of the Company’s contributions are transferred to another independent vehicle separate from the previous one. In the future, participants will have access to 100% of the benefits of the Plan (that is, our contributions made on the participants’ behalf to the specially created vehicle) under the following circumstances:

ordinary retirement in accordance with applicable labor regulations;

total or permanent incapacity or disability; and

death.

In case of resignation or termination without legal justification, the Participant may redeem amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

As of June 30, 2008, the company has made contributions to the Plan for Ps.0.2 million.

78

MARKET INFORMATION

New York Stock Exchange

Our Global Depositary Shares (GDSs), representing 10 common shares each, are listed on the New York Stock Exchange under the trading symbol “IRS”. Our GDSs started to be listed on the New York Stock Exchange on December 20, 1994 and they were issued by the Bank of New York, Inc., acting as depositary. However, it should not be assumed that our GDSs will be listed at a multiple 10 times higher than the price per common share. The table below shows the high and low closing prices of our GDSs in the New York Stock Exchange for the indicated periods.

	US$ per GDS
	High	Low
Fiscal year
2008	20.84	11.19
2007	21.52	10.60
2006	13.96	10.74
2005	17.10	6.63

	High	Low
Quarter
2008
4th quarter	15.10	11.19
3rd quarter	14.31	12.54
2nd quarter	18.05	14.53
1st quarter	20.84	14.45
2007
4th quarter	21.52	18.50
3rd quarter	19.13	15.75
2nd quarter	16.98	12.90
1st quarter	12.86	10.60
2006
4th quarter	13.96	10.74
3rd quarter	13.35	10.80
2nd quarter	12.58	11.15
1st quarter	13.00	11.61
2005
4th quarter	12.84	11.12
3rd quarter	17.10	11.00
2nd quarter	11.43	8.11
1st quarter	8.12	6.63

	High	Low
Month (fiscal year 2008)
June	13.94	11.19
May	14.41	13.33
April	15.10	13.33
March	14.05	12.70
February	14.10	12.54
January	14.31	12.84

Source: Bloomberg.

79

Buenos Aires Stock Exchange

Our common shares are listed on the Buenos Aires Stock Exchange under the trading symbol “IRSA”. Our common shares started to be traded on the Buenos Aires Stock Exchange in 1948. The table below shows the high and low closing prices of our common shares in the Buenos Aires Stock Exchange for the indicated periods:

	Pesos per share
	High	Low
Fiscal year
2008	6.45	3.62
2007	6.60	3.26
2006	4.20	3.34
2005	5.05	1.99

	High	Low
Quarter
2008
4th quarter	4.78	3.62
3rd quarter	4.65	3.98
2nd quarter	5.75	4.60
1st quarter	6.45	4.68
2007
4th quarter	6.60	5.70
3rd quarter	5.90	4.84
2nd quarter	5.20	4.00
1st quarter	3.96	3.26
2006
4th quarter	4.20	3.35
3rd quarter	4.13	3.35
2nd quarter	3.79	3.35
1st quarter	3.67	3.34
2005
4th quarter	3.80	3.22
3rd quarter	5.05	3.22
2nd quarter	3.43	2.38
1st quarter	2.42	1.99

	High	Low
Month (fiscal year 2008)
June	4.41	3.62
May	4.65	4.3
April	4.78	4.23
March	4.55	4.10
February	4.65	4.05
January	4.50	3.98

Source: Bloomberg.

Dividends and Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is allowed only if they result from realized and net earnings of the company pursuant to annual financial statements approved by our shareholders. The Board of Directors may declare interim dividends, in which case, all Board members and Supervisory Committee’s members will be jointly and severally liable to reimburse the sums disbursed as dividends if at the end of the fiscal year in which interim dividends are paid, net and realized profits are insufficient to enable the payment of dividends. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting. Considering the ownership interest in our capital stock, our principal shareholders are entitled to significantly influence on the election of Board members and the approval, amount and payment of dividends. However, this authority is subject to the requirements of Argentine laws and our by-laws.

80

The Board of Directors submits our financial statements and annual report for the previous fiscal year, together with the Supervisory Committee’s report, to the annual ordinary shareholders’ meeting for approval. The annual ordinary shareholders’ meeting convened to approve the annual report and financial statements and to determine the distribution of net income, must be held before October 31, each year. In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our Supervisory Committee;

dividends and additional dividends on preferred shares, if any, and additional amounts may be allocated for the payment of optional reserve funds, or to establish contingency reserves or for whatever other purpose our shareholders determine.

According to rules issued by the Comisión Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

As a consequence of the prepayment of the Unsecured Loan Agreement for US$ 51 million on October 29, 2007 and the repurchase of Secured Notes due November 2009, on October 29, 2007, the restrictions on the payment of dividends and the redistribution or repurchase of debt or share established in the referred Loan Agreement and Notes, became null and void.

On February 2, 2007 we issued our 2017 fixed rate notes for a total amount of US$150.0 million at an annual interest rate of 8.5% payable semi-annually and maturing on February 2, 2017. This bond limits our ability to pay dividends, which may not exceed the sum of:

50% of our cumulative consolidated net income; or

75% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 3.0 to 1; or

100% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 4.0 to 1.

As of the date hereof, the Board of Directors is still analyzing the dividends policy of the Company.

Although at the shareholders’ meeting held on October 10, 207 our shareholders resolved not to pay dividends at that time, we might resume the payment of dividends in the near future.

The table below presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in historical Pesos of their respective payment date.

81

Year declared	Cash dividends(1)	Stock dividends(1)	Total per common share
		(in Pesos)
1995	0.094	0.06	0.154
1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—
2005	—	—	—
2006	—	—	—
2007	—	—	—
2008	—	—	—

•

(1)	Corresponds to payments per common share.

As of the date hereof, the board of directors is still evaluating the proposal to be made at the shareholders’ meeting relating to the distribution of dividends.

82

PROSPECTS FOR THE NEXT FISCAL YEAR

In fiscal 2008 the Company embarked upon a major investment plan geared towards an increase in its future cash flows and thus, towards the creation of value to our shareholders.

On the basis of the favorable prospects offered by the office market given the scarcity of currently available square meters and almost non-existing developments in construction due to the absence of space, we will continue with our policy of investments in the A and AAA office segment through the acquisition of constructed square meters and the development of new undertakings. Our project portfolio includes the addition of 11,000 leasable square meters at Dique IV in Puerto Madero, currently in construction and expected to be available for commercialization in fiscal 2009. Besides, the project consisting in the development of a shopping center at the spot where Av. General Paz meets the Panamerican Highway includes an office building that will contribute about 20,000 square meters to our portfolio. This undertaking opens the door to the new office corridor in the northern part of the City of Buenos Aires, whose expansion is in full swing. Besides, it must be noted that the expected appreciation in the price per square meter has not been fully reflected in our financial statements because the rates agreed upon in the lease agreements have not yet been marked to market for a major part of the properties comprised in our asset portfolio which leads us to consider that the performance of income from this business segment in the next fiscal years will be highly positive.

As regards the shopping center segment, we will continue with our strategy leading to an expansion in the City of Buenos Aires and in the provinces. In the City of Buenos Aires and its immediate surroundings, we will continue to move forward in the construction of the new shopping center located in the Saavedra neighborhood at the spot where Av. General Paz meets the Panamerican Highway. The project encompasses the construction of a Shopping Center, a hypermarket, a movie-theater complex and an office building thanks to which we will attract public with very good purchasing power in the northern part of the City of Buenos Aires and northern Greater Buenos Aires. Besides, our expectation is that in the course of the current fiscal year we will be able to add the property known as “Soleil Factory” to our portfolio. We have already executed a preliminary sales agreement over this property in the San Isidro area though subject to certain conditions which we expect can be met. As regards the provinces, our objective is to develop a shopping center in Neuquén. In turn, we will continue to assess new alternatives that are a better fit for customers in the provinces and new opportunities both in Buenos Aires and in the provinces in line with our business plan.

In addition, The Company continues to assess various alternatives to generate new sources of income at its shopping centers, such as the optimum redistribution of space in order to attain the best utilization of its leasable square meters, as well as expansion and refurbishment works. In line with this aim, we acquired a plot of land in Beruti Street, strategically located in the immediate vicinity of Alto Palermo Shopping and we are presently assessing how to best use such property to optimize our income. And we are also implementing marketing actions in order to strengthen our unique position amongst lessees and public at our Shopping Centers.

In the light of the rosy prospects for the hotel sector, shown by the healthy performance in this business line for fiscal 2008 and the tourism potential shown by Argentina, we are still optimistic when it comes to this business segment. As regards our Buenos Aires hotels, we will continue to refurbish them in order to attract the premium corporate segment which will translate into increased revenues.

In our sales and development segment, we intend to start with our own developments through the IRSA-CYRELA vehicle. In this respect, we are entering the medium-income segment by providing high-quality construction and our own financing to our future buyers. IRSA-CYRELA’s first project was launched in the midst of the fiscal year with highly appealing prospects as the units offered for sale were immediately booked. The Company is now focusing on the launch of its second project. We believe that IRSA-CYRELA can attain a leading position given the current conditions of the real estate market.

Market dynamics pose new scenarios which in turn leads to consummating new projects. Within this context, the Company will continue to assess the acquisition or development of real estate outside Argentina to the extent any such opportunities are appealing. We believe that the know-how in real estate gained these years and the Company’s access to the capital market will allow us to successfully face head on any challenge we may encounter.

83

Considering the Company’s robust financial position, we are at an unprecedented vantage point to continue growing in each line of business and to continue increasing our asset base with rental or appreciation potential, to be reflected in future financial statements towards the accomplishment of the best and unique Real Estate portfolio in Argentina.

84

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the

Consolidated Financial Statements

For the fiscal years ended June 30, 2008 and 2007

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Balance Sheets as of June 30, 2008 and 2007

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2008	June 30, 2007
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	161,748	218,356
Investments (Note 9)	383,444	638,351
Mortgages and leases receivable, net (Note 6)	186,017	172,733
Other receivables and prepaid expenses (Note 7)	109,031	110,975
Inventories (Note 8)	53,602	35,375

Total Current Assets	893,842	1,175,790

NON-CURRENT ASSETS
Mortgages and leases receivable, net (Note 6)	10,395	42,442
Other receivables prepaid expenses (Note 7)	140,314	81,202
Inventories (Note 8)	129,178	220,828
Investments (Note 9)	833,373	673,273
Fixed assets, net (Note 10)	2,530,141	2,027,311
Intangible assets, net	8,612	2,822

Subtotal Non-Current Assets	3,652,013	3,047,878

Negative Goodwill, net	(73,883)	(78,769)

Total Non-Current Assets	3,578,130	2,969,109

Total Assets	4,471,972	4,144,899

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 11)	242,063	195,870
Mortgages payable (Note 12)	2,919	17,538
Customer advances (Note 13)	104,584	88,810
Short-term debt (Note 14)	187,234	196,655
Salaries and social security payable	33,955	26,841
Taxes payable	76,708	64,712
Other liabilities (Note 15)	94,804	61,656

Total Current Liabilities	742,267	652,082

NON-CURRENT LIABILITIES
Trade accounts payable (Note 11)	55,140	40,942
Mortgages payable (Note 12)	1,538	4,557
Customer advances (Note 13)	98,797	63,908
Long-term debt (Note 14)	1,119,726	1,217,866
Taxes payable	35,327	29,556
Other liabilities (Note 15)	38,284	38,864

Total Non-Current Liabilities	1,348,812	1,395,693

Total Liabilities	2,091,079	2,047,775

Minority interest	456,715	450,410
SHAREHOLDERS’ EQUITY	1,924,178	1,646,714

Total Liabilities and Shareholders’ Equity	4,471,972	4,144,899

The accompanying notes are an integral part of these consolidated financial statements.

Saúl Zang Vice-president Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Income

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

In thousands of pesos, except “earnings per share” (Notes 1, 2 and 3)

	June 30, 2008	June 30, 2007
Revenues	1,084,242	738,756
Costs	(489,661)	(311,647)

Gross profit	594,581	427,109

Gain from recognition of inventories at net realizable value	2,832	20,737
Selling expenses	(163,986)	(113,709)
Administrative expenses	(179,994)	(141,427)

Subtotal	(341,148)	(234,399)

Net income from retained interest in securitized receivables	(1,261)	3,254
Gain from operations and holdings of real estate assets	2,670	2,568

Operating income (Note 4)	254,842	198,532

Amortization of goodwill	1,638	(1,472)
Financial results generated by assets:
Interest income	42,169	22,197
Interest on discount by assets	(4,807)	(41)
(Loss) Gain on financial operations	(34,019)	54,116
Exchange differences	1,386	(4,893)

Subtotal	4,729	71,379

Financial results generated by liabilities:
Interest on discount by liabilities	(613)	111
Exchange differences	19,246	(749)
Financial expenses	(100,104)	(66,642)

Subtotal	(81,471)	(67,280)

Financial results, net	(76,742)	4,099

(Loss) Gain on equity investees	(13,209)	40,026
Other expenses, net (Note 16)	(5,642)	(14,100)

Income before taxes and minority interest	160,887	227,085

Income tax and Minimum Presumed Income Tax (MPIT)	(78,112)	(87,539)
Minority interest	(27,900)	(32,449)

Net income for the year	54,875	107,097

Earnings per share
Basic net income per share (Note 25)	0.100	0.241
Diluted net income per share (Note 25)	0.100	0.203

The accompanying notes are an integral part of these consolidated financial statements.

Saúl Zang Vice-president Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

In thousands of pesos (Notes 1, 2 and 3)

	June 30, 2008	June 30, 2007
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	708,523	163,940
Cash and cash equivalents as of end of year	389,004	708,523

Net (decrease) increase in cash and cash equivalents	(319,519)	544,583

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	54,875	107,097
Plus income tax and MPIT accrued for the year	78,112	87,539
Adjustments to reconcile net income to cash flows from operating activities:
• Gain (loss) on equity investees	13,209	(40,026)
• Amortization of Goodwill	(1,638)	(1,472)
• Minority interest	27,900	32,449
• Allowances and provision	91,403	53,076
• Amortization and depreciation	119,335	98,299
• Financial results	5,462	(38,244)
• Gain from operations and holdings of real estate assets	(2,632)	(2,568)
• Fixed assets withdrawals	1,140	—
• Gain from recognition of inventories at net realizable value	(2,832)	(20,737)
• Results from sale of fixed assets	(18,603)	—
• Results from sale of inventories	(14,541)	—
• Non-recoverable goodwill	—	635
Changes in operating assets and liabilities:
• Increase in current investments	(22,721)	(29,833)
• Increase in non-current investments	(25,292)	(35,587)
• Increase in mortgages and lease receivables	(121,069)	(79,732)
• Increase in other receivables	(56,487)	(79,555)
• Decrease in inventories	38,293	28,967
• Increase in intangible assets	(8,152)	(762)
• Decrease in taxes payable, social security payable and customer advances	(30,408)	(12,759)
• Increase in trade accounts payable	40,755	65,148
• Increase in accrued interest	7,613	21,542
• Decrease of fixed assets	108,899	—
• Increase in other liabilities	13,420	9,622

Net cash provided by operating activities	296,041	163,099

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increases in cash for companies acquired net of cash acquired	—	(56,093)
• Framework agreement guarantee deposit	—	9,111
• Decrease in minority interest	(6,282)	(40,420)
• Acquisitions and improvements of fixed assets	(735,337)	(410,080)
• Acquisitions of undeveloped parcels of land and other non current investments	(17,225)	(9,297)
• Expenses for advances in purchase of shares	(683)	—
• Decrease of goodwill	(9,855)	—
• Loans granted	—	(3,995)
• Cash collected from the insurance of Alto Avellaneda’s Shopping Center damages	4,677	—

Net cash used in investing activities	(764,705)	(510,774)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in short-term debt and long-term debt	178,462	1.199,675
• Payment of short-term debt and long-term debt	(48,950)	(292,158)
• Increase in current account, net	5,023	—
• Re-purchase of financial debt	(138,583)	—
• Payment of mortgages	(18,425)	(18,042)
• Issuance of common stock	163,416	25,958
• Dividends payments	(24,332)	—
• Capital contribution by minority owners in related parties	32,534	—
• Dividends payments to minority shareholders of related subsidiaries	—	(23,175)

Net cash provided by financing activities	149,145	892,258

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(319,519)	544,583

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these consolidated financial statements.

Saúl Zang Vice-president Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

In thousands of pesos (Notes 1, 2 and 3)

	June 30, 2008	June 30, 2007
Supplemental cash flow information
• Interest paid	134,858	43,968
• Income tax paid	63,743	17,603

Non-cash activities:
• Increase in long-term investments through an increase of loans	—	27,522
• Increase in long-term investments through a decrease in other receivables	3,995	—
• Increase in fixed assets through an increase in other receivables	—	12,161
• Increase in undeveloped parcels of land through an increase in accounts payable	5,445	—
• Decrease in inventories through a decrease in Mortgages payable	—	3,632
• Decrease in undeveloped parcels of land through an increase in inventories	9,223	—
• Transfer of inventories to long-term investments	705	—
• Transfer of inventories to fixed assets	—	1,521
• Transfer of fixed assets to long-term investments	49,872	—
• Transfer of fixed assets to undeveloped parcels of land	—	66,958
• Increase in issuances expenses of Negotiable Obligations through an increase in accounts payable	—	1,691
• Increase in loans through a decrease in other liabilities	—	2,614
• Increase in long-term investments through an increase in loans	23,212	—
• Increase in fixed assets through an increase in accounts payable	1,069	—
• Increase in Mortgages and lease receivable through a decrease in inventories	365	—
• Conversion of negotiable obligations into common shares	59,174	27,893

	June 30, 2008	June 30, 2007
Acquisitions of subsidiaries
• Mortgages and lease receivables	—	1,578
• Fixed assets	—	97,069
• Inventories	—	66,057
• Trade accounts payable	—	(1,458)
• Other receivables	—	4,083
• Customer advances	—	(17,417)
• Salaries and social security payable	—	(283)
• Accounts payable with related parties (Alto Palermo (APSA))	—	—
• Taxes payable	—	(16,719)
• Other liabilities	—	(11,614)

Net value of the acquired non-cash assets	—	121,296

• Acquired cash	—	187,714

Net value of acquired assets	—	309,010

• Minority interest	—	(36,029)
• Goodwill	—	10,036

Purchase value of acquired subsidiaries	—	262,945

• Acquired cash	—	(187,714)
• Amounts financed by sellers	—	(80,618)

	—	(5,387)

Saúl Zang Vice-president Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

In thousands of pesos

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its balance sheets at June 30, 2008 and June 30, 2007 and the statements of income and cash flows for the fiscal years ended June 30, 2008 and 2007 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated financial statements include the assets, liabilities and results of operations of the following subsidiaries:

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
COMPANIES	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Pereiraola S.A.I.C.I.F.y A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	—	100.00	100.00
Quality Invest S.A. (Note 42)	100.00	—	100.00	—
E-Commerce Latina S.A. (Note 42)	100.00	—	100.00	—
Patagonian Investment S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A. (Note 41)	90.00	90.00	90.00	90.00
Financel Communications S.A. (Note 42)	80.00	—	80.00	—
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”)	63.34	62.48	63.34	62.48
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

In addition, the assets, liabilities and results of operations of the Company’s subsidiaries that follow have been included in the consolidated financial statements, applying the proportional consolidation method.

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
COMPANIES	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Rummaala S.A (Note 40)	50.00	100.00	50.00	100.00
CYRSA S.A. (2)	50.00	100.00	50.00	100.00
Canteras Natal Crespo S.A. (1)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control of this company with ECIPSA.
(2)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (see Note 40).

b.	Comparative Information

Certain amounts in the financial statements at June 30, 2007 were reclassified for disclosure on a comparative basis with those for the fiscal year ended June 30, 2008.

NOTE 2:	CONSIDERATION OF THE EFFECTS OF INFLATION

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date again, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items was the domestic whole sale price index published by the National Institute of Statistics and Census.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. The Note 1 to the basic financial statements details the most significant accounting policies applied by the Company. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that Note.

a.	Revenue recognition

In addition to the description in the basic financial statements:

•	Net income for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales).

Furthermore, pursuant to the rent adjustment clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following the accrue method.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA monthly charges its tenants administration fees relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. These fees are prorated among the tenants according to their leases and varies from shopping center to shopping center.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

a.	(Continued)

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (formerly Altocity.com S.A.), companies in which APSA have shares of 99.9999% and 100% respectively, act as the leasing agents for APSA bringing together that company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s and Comercializadora Los Altos S.A. revenues are derived primarily from collected commissions from spaces lease agreements calculated as a percentage of the final rental income value. Revenues are recognized at the time the transaction is successfully concluded.

•	Credit card operations “Consumer Financing”

Revenues derived from credit card transactions include commissions, financing income, charges to users for life and disability insurance and statements of accounts. Commissions are recognized at the time the merchants’ transactions are processed, while the remaining income is recognized at the time it is accrued. Income generated from granting consumer loans includes financial interest which are recognized by the accrued method during the year irrespective of whether collection has or hasn´t been made.

•	Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

b.	Intangible assets

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

This item reflects expenses generated by the opening of new shopping malls restated as mentioned in Note 2. Those expenses are amortized by the straightline method in 3 years, beginning as from the date of opening of the shopping center.

•	Projects Development Expenses

Intangible assets, related to on development expenses, have been valued at acquisition cost and they will be amortized during the fiscal year in which the Company starts developing the project.

The value of the intangible assets does not exceed their estimated recoverable value at year end.

c.	Goodwill

i) Negative goodwill: Negative goodwill represents the excess of the current value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life, that in no case exceed 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Additionally, also includes goodwill from the subsidiary APSA, originated from the purchase of shares of Emprendimiento Recoleta S.A., Empalme S.A.I.C.F.A y G. and Mendoza Plaza Shopping S.A. which are amortized through the straight-line method over a period of 8, 16 and 19 years, respectively, and the resulting from the purchase of the share of in Alto Palermo and Palermo Invest S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 3:	(Continued)

c.	(Continued)

ii) Positive goodwill: the goodwill represents the excess of the acquisition cost over the net assets’ market value of the business acquired to the share percentage.

It also includes the goodwill arising from the subsidiary APSA originated by the purchase of shares of Tarshop S.A. and Fibesa S.A., which is amortized by the straight line method in 10 years’ term.

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weight average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from acquisition of net assets and shares in companies has been shown in the “Goodwill” caption. Amortizations were classified in the “Amortization of the “Goodwill” caption of the statement of income.

Values thus obtained do not exceed the respective estimated recoverable values at year-end.

d.	Liabilities in kind:

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. The Company estimates that this value is lesser than the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade account payables”.

NOTE 4:	NET OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Sales and development of properties, Office and others, Shopping centers, Consumer financing (former “Credit card”), Hotel and Financial operations and others. As mentioned in Note 1, the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and sale of residential building business.

•	Office and others

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Consumer financing

Includes the administrative result of Tarshop S.A.’s portfolio of credit card accounts (APSA’s subsidiary).

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the basic financial statements and in Note 3 to the consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of June 30, 2008

	Development and sale of properties	Office and other non-shopping rental properties (a)	Shopping centers	Hotel operations	Consumer financing	Financial operations and others	Total
Revenues	196,811	100,989	345,395	148,847	291,030	1,170	1,084,242
Costs	(150,894)	(25,818)	(99,175)	(84,220)	(129,025)	(529)	(489,661)
Gross profit	45,917	75,171	246,220	64,627	162,005	641	594,581
Income from valuation of inventories at net realizable value	2,832	—	—	—	—	—	2,832
Selling expenses	(7,696)	(3,458)	(24,809)	(16,608)	(111,415)	—	(163,986)
Administrative expenses	(21,849)	(22,028)	(39,150)	(29,979)	(66,988)	—	(179,994)
Net gain in credit card trust Tarjeta Shopping	—	—	—	—	(1,261)	—	(1,261)
Gain from operations and holding of real estate assets	66	2,604	—	—	—	—	2,670

Operating income	19,270	52,289	182,261	18,040	(17,659)	641	254,842

Amortization of goodwill	488	1,782	(390)	—	(242)	—	1,638
Financial results, net	(8,502)	(10,069)	(23,585)	(5,884)	(375)	(28,327)	(76,742)
(Loss) Gain an equity investees	(1,065)	—	(33)	(23)	—	(12,088)	(13,209)
Others income and expenses, net	—	—	4,975	(5,713)	3,800	(8,704)	(5,642)
Income (loss) before taxes and minority interest	10,191	44,002	163,228	6,420	(14,476)	(48,478)	160,887
Income tax and MPIT	1,820	1,679	(74,992)	(4,010)	(1,522)	(1,087)	(78,112)
Minority interest	1	—	(36,347)	863	7,458	125	(27,900)
Net income (loss) for the year	12,012	45,681	51,889	3,273	(8,540)	(49,440)	54,875

Depreciation and amortization (b)	577	24,908	73,185	13,283	1,888	—	113,841

Addition of fixed assets and intangible assets	3,118	442,585	250,887	40,077	6,822	—	743,489
Non-current investments in other companies	—	—	—	—	—	318,250	318,250

Operating assets	436,392	999,060	1,642,341	233,613	113,052	—	3,424,458
Non- Operating assets	26,519	57,433	62,649	18,426	21,068	861,419	1,047,514
Total assets	462,911	1,056,493	1,704,990	252,039	134,120	861,419	4,471,972

Operating liabilities	25,530	100,430	250,957	33,115	205,671	—	615,703
Non-Operating liabilities	247,320	209,399	662,174	199,813	75,714	80,956	1,475,376
Total liabilities	272,850	309,829	913,131	232,928	281,385	80,956	2,091,079

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of June 30, 2007

	Development and sale of properties	Office and Other non- shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer financing	Financial Operations and others	Total
Revenues	75,751	55,683	270,266	122,681	212,965	1,410	738,756
Costs	(57,823)	(16,699)	(91,112)	(68,960)	(76,251)	(802)	(311,647)
Gross profit	17,928	38,984	179,154	53,721	136,714	608	427,109
Income from valuation of inventories at net realizable value	20,737	—	—	—	—	—	20,737
Selling expenses	(12,846)	(4,376)	(22,346)	(12,175)	(61,966)	—	(113,709)
Administrative expenses	(19,624)	(16,827)	(32,717)	(26,893)	(45,366)	—	(141,427)
Net gain in credit card trust Tarjeta Shopping	—	—	—	—	3,254	—	3,254
Gain from operations and holding of real estate assets	(18)	1,845	741	—	—	—	2,568

Operating income	6,177	19,626	124,832	14,653	32,636	608	198,532

Amortization of goodwill	286	1,044	(2,802)	—	—	—	(1,472)
Financial results, net	(7,088)	(6,256)	(28,190)	(5,268)	825	50,076	4,099
(Loss) Gain an equity investees	(491)	—	(818)	(412)	—	41,747	40,026
Others income and expenses, net	—	—	(6,382)	160	3,034	(10,912)	(14,100)
(Loss) Income before taxes and minority interest	(1,116)	14,414	86,640	9,133	36,495	81,519	227,085
Income tax and MPIT	(11,786)	(1,987)	(40,798)	(3,102)	(15,455)	(14,411)	(87,539)
Minority interest	(4)	(326)	(22,000)	(1,400)	(8,719)	—	(32,449)
Net (loss) income for the year	(12,906)	12,101	23,842	4,631	12,321	67,108	107,097

Depreciation and amortization (b)	39	16,256	67,046	12,358	1,297	—	96,996

Addition of fixed assets and intangible assets	2,895	263,104	157,857	57,115	—	—	480,971
Non-current investments in other companies	—	—	—	—	—	306,853	306,853

Operating assets	508,742	675,321	1,336,166	202,113	139,657	—	2,861,999
Non- Operating assets	30,516	24,662	39,073	6,318	18,771	1,163,560	1,282,900
Total assets	539,258	699,983	1,375,239	208,431	158,428	1,163,560	4,144,899

Operating liabilities	31,472	83,073	199,616	23,304	165,713	—	503,178
Non-Operating liabilities	278,615	247,763	734,370	153,117	44,722	86,010	1,544,597
Total liabilities	310,087	330,836	933,986	176,421	210,435	86,010	2,047,775

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 5:	CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2008	June 30, 2007
Cash in local currency	4,930	3,331
Cash in foreign currency	931	736
Banks in local currency	39,736	128,697
Banks in foreign currency	114,524	84,781
Checks to be deposited	1,627	811

	161,748	218,356

NOTE 6:	MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	June 30, 2008		June 30, 2007
	Current	Non- Current	Current	Non- Current
Leases and services receivables	78,353	2,117	69,536	977
Creditcard receivables	116,972	9,684	86,329	42,532
Checks to be deposited	52,244	—	31,626	—
Receivables from sale of real estate	1,591	550	7,617	888
Debtors from leases under legal proceedings	28,141	—	23,603	—
Receivables from hotel activities	9,724	—	7,909	—
Debtors under legal proceedings and past due debts	1,409	—	1,302	—
Related parties	1,952	—	887	—
Less:
Allowance for leases, credit cards and doubtful accounts	(104,369)	(1,956)	(56,076)	(1,955)

	186,017	10,395	172,733	42,442

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 7:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	June 30, 2008		June 30, 2007
	Current	Non-Current	Current	Non-Current
Related parties	26,282	245	11,709	84
Receivables from the sale of shares	27,527	—	26,652	—
Value added tax (“VAT”) receivable	1,811	31,064	17,640	10,637
Prepaid expenses and services	21,508	244	16,873	233
Receivable from trust quarentee fund (Note 18)	6,497	12,391	2,926	18,976
Expenses to be recovered	5,184	—	3,366	—
Gross revenue tax prepayment	840	1,173	1,242	1,153
MPIT	7,799	23,536	16,595	21,037
Income tax prepayment	1,208	—	978	—
Pre-paid insurance	384	—	45	—
Guarantee of defaulted credits (2)	457	3,178	785	3,096
Loans granted (3)	1,515	—	4,290	—
Guarantee deposits (1)	296	392	58	509
Judicial liens	212	—	1,150	—
Administration and reserve fund	192	—	205	—
Tax on personal assets to be recovered	—	—	287	—
Stock transactions to be liquidated	—	—	129	—
Deferred income tax	—	70,055	—	25,402
Mortgages receivable under legal proceeding	—	2,208	—	2,208
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Present value – other receivables	—	(5,587)	—	(473)
Receivable for services of third offered in Tarshop’ business	1,578	—	966	—
Other	5,741	3,083	5,079	548

	109,031	140,314	110,975	81,202

(1)	Includes restricted cash (see Note 17).
(2)	See Note 17
(3)	See Note 4 (1) to the basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	June 30, 2008		June 30, 2007
	Current	Non- Current	Current	Non- Current
Credit from barter transaction of Dique III 1 c) (2)	42,485	—	13,068	26,800
San Martín de Tours	1,158	728	3,929	—
Credit from barter transaction of Benavidez (Note 27)	—	9,995	2,722	7,273
Dock 13	1,250	317	1,595	—
Abril / Baldovinos	4,377	3,352	2,646	6,661
Edificios Cruceros	—	19	487	—
Torres Jardín	170	42	472	—
Torres de Abasto	325	—	622	—
Minetti D	58	—	72	—
V. Celina	43	—	43	—
Dorrego 1916	13	—	13	—
Horizons (Note 40)	—	64,300	—	115,623
Credit from barter transaction of Caballito (Cyrsa) (3)	—	19,742	—	—
Credit from barter transaction of Caballito (Koad) (1)	—	22,663	—	22,663
Torres Rosario	—	—	6,338	—
Credit from barter transaction of Rosario (Note 44)	—	3,379	—	—
Credit from barter transaction of Dique III 1 e) (2)	—	—	—	41,808
Caballito plot of land	—	4,429	—	—
Other inventories	3,723	212	3,368	—

	53,602	129,178	35,375	220,828

(1)	See Note 19 to the basic financial statements.
(2)	See Note 18 to the basic financial statements.
(3)	See Note 25 b) to the basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 9:	INVESTMENTS

The breakdown for this item is as follows:

	June 30, 2008	June 30, 2007
Current
Mutual funds (2)	150,123	600,919
Time deposits and money markets	138,232	5,024
Certificates of participation—Tarshop Trust (1)	57,106	22,104
Mortgage bonds issued by BHSA (1)	1,286	2,073
IRSA I Trust Exchangeable Certificate (1)	—	106
Banco Ciudad de Bs. As. Bond (1)	—	126
United States Treasury Bond	24,448	—
NOBACS bonds (1)	—	6,159
PRE 2009 bonds (1)	15,199	—
PRO 2012 bonds (1)	6,179	—
Allowance for impairment of investments (1)	(11,423)	—
Other investments (1)	2,294	1,840

	383,444	638,351

Non-current
Banco Hipotecario S.A.	289,298	301,672
Banco de Crédito y Securitización S.A.	5,444	5,181
Manibil S.A.	23,508	—
Tarshop Trust	111,675	55,683
IRSA I Trust Exchangeable Certificate	653	687
Advance for the acquisition of a Company (Note 43) (3)	6,383	1,108
Allowance for impairment of investments	(577)	—
Other investments	40	40

	436,424	364,371

Undeveloped parcels of land:
Santa María del Plata	135,785	135,785
Puerto Retiro (Note 17)	54,498	54,861
Patio Olmos	32,944	—
Caballito	36,696	36,681
Pereiraola	21,717	21,717
Torres de Rosario plot of land	17,093	16,111
Air space Coto	13,143	13,143
Caballito plots of land	—	9,223
Canteras Natal Crespo	5,555	5,559
Pilar	3,408	3,408
Torres Jardín IV	3,030	3,010
Padilla 902 (4)	101	94
Luján	9,510	—
Terreno Beruti plots of land	52,030	—
Other undeveloped parcels of land	11,439	9,310

	396,949	308,902

	833,373	673,273

(1)	Not considered as cash equivalent for purposes of presenting the statements of cash flows.
(2)	As of June 30, 2008 includes: Ps. 3,027 corresponding to NCH Development Partner and Ps. 58,072 corresponding to common investment fund “Dolphin Fund PLC”, not considered as cash for the purpose of the statement of cash flows, and as of June 30, 2007: Ps. 96,687 corresponding to common investment fund “Dolphin Fund PLC”, Ps. 3,085 corresponding to NCH Development Partner fund, Ps. 1,749 corresponding to Goal Capital Plus - Class B - Banco Itau fund, Ps. 3,056 corresponding to Premier Renta Plus - Banco Superville fund, Ps. 6,280 corresponding to Delta Ahorro Pesos - Raymond James Argentina fund, Ps. 1,813 corresponding to Fima Ahorro - Banco Galicia fund, Ps. 2,603 corresponding to 1784 Ahorro Pesos - Class A - Standard Bank fund and Ps. 503 corresponding to Gainvest, fund not considered as cash equivalent for the purpose of the statement of cash flows.
(3)	See Note 4 (1) to the basic financial statements.
(4)	Disclosed net of the allowance for impairments of Ps. 259 and Ps. 266 as of June 30, 2008 and 2007, respectively. See comments in Note1.5.i

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 10:	FIXED ASSETS

The breakdown for this item is as follows:

	June 30, 2008	June 30, 2007
Hotels
Llao-Llao	92,868	66,992
Intercontinental	59,402	61,404
Libertador	46,501	40,950
Bariloche plots of land (Note 34)	21,900	21,900

	220,671	191,246

Office buildings
Edificio República (1)	228,767	—
Della Paolera 265 (2)	165,463	—
Bouchard 551(3)	155,226	241,899
Intercontinental Plaza	90,526	94,992
Bouchard 710	67,305	68,390
Maipú 1300	41,029	42,347
Libertador 498	39,632	41,061
Laminar Plaza	28,342	29,187
Dock del Plata	25,654	26,194
Costeros Dique IV	20,287	20,875
Reconquista 823	18,445	19,093
Edificios Costeros (Dique II)	17,922	18,471
Suipacha 652	11,840	12,292
Avda. de Mayo 595	4,957	5,134
Libertador 602	2,732	2,831
Avda. Madero 942	2,285	2,468
Madero 1020	696	1,694
Sarmiento 517	363	98
Rivadavia 2768	269	295

	921,740	627,321

Commercial real estate
Constitución 1111	983	777
Store Cruceros	277	285
Abril	2,890	3,094

	4,150	4,156

Other fixed assets
Work in progress Dique IV	36,387	9,684
Santa María del Plata	12,494	12,494
Museo Renault	4,970	—
Constitución 1159	4,100	2,050
Thames	3,899	3,899
Torre Renoir	1,491	1,515
Alto Palermo Park	551	560
Others	2,838	1,763

	66,730	31,965

Shopping Center
Panamerican Mall	283,361	167,606
Abasto	180,972	187,436
Alto Palermo	178,622	175,517
Patio Bullrich	101,291	103,137
Alto Avellaneda	96,271	89,664
Mendoza Plaza Shopping	88,363	89,004
Alto Rosario	81,630	84,145
Córdoba Shopping – Villa Cabrera (Note 35)	72,464	75,508
Paseo Alcorta	72,144	64,432
Alto Noa	25,039	27,040
Buenos Aires Design	13,617	16,082
Neuquén Project (Note 31)	12,912	12,302
Financial advance for fixed assets purchase (Note 45)	60,025	36,882
Other fixed assets	41,721	34,966
Other properties	8,418	8,902

Subtotal Shopping Center	1,316,850	1,172,623

Total	2,530,141	2,027,311

(1)	See Note 20 to the basic financial statements.
(2)	See Note 23 to the basic financial statements.
(3)	See Note 21 to the basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 11:	TRADE ACCOUNT PAYABLES

	June 30, 2008		June 30, 2007
	Current	Non- Current	Current	Non- Current
Accounts payables	197,150	55,140	161,163	40,942
Witholding of deposits	174	—	372	—
Accruals	38,471	—	33,722	—
Related parties	1,602	—	613	—
Others	4,666	—	—	—

	242,063	55,140	195,870	40,942

NOTE 12:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	June 30, 2008		June 30, 2007
	Current	Non- Current	Current	Non- Current
Mortgage payable Bouchard 710 (1)	—	—	14,755	—
Mortgage payable Bariloche plots of land (Note 34)	2,919	1,538	2,783	4,557

	2,919	1,538	17,538	4,557

(1)	See details in Notes 13 to the basic financial statements.

NOTE 13:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	June 30, 2008		June 30, 2007
	Current	Non- Current	Current	Non- Current
Customers advances	48,472	13,727	38,412	—
Admission rights	34,906	48,613	30,563	37,356
Lease and service advances (1) (3) (Note 35)	21,206	36,457	17,325	26,552
Advance for the sale of Rosario plot of land (2)	—	—	2,510	—

	104,584	98,797	88,810	63,908

(1)	The balance of rents and services advance payments include Ps. 300 and Ps. 3,400 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Alto Noa Shopping Centers. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of June 30, 2008 the semiannual Libo rate was 3.1%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.
(2)	As of June 30, 2007 it corresponds to a money advance of Euros 600 that APSA received from Villa Hermosa S.A. related to a purchase contract of a plot of land located in the city of Rosario. As of December 31, 2007 because of contractual breaches of Villa Hermosa S.A., APSA decided to rescind de operation.
(3)	It includes a payment advancement of Ps. 3.7 millions from Wal - mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA’s Subsidiary) S.A., for a 30 years’ term as from the date in which the commercial center is inaugurated, or from the day in which the lessee opens the store prior to the inauguration of the mentioned shopping.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 14:	SHORT AND LONG–TERM DEBT

The breakdown for this item is as follows:

	June 30, 2008		June 30, 2007
	Current	Non- Current	Current	Non- Current
Bank loans (2)	133,920	109,935	66,715	51,158
Debt related to purchase of subsidiaries (5)	24,703	9,075	22,357	76,841
Negotiable obligations 2017 – accrued interest (6)	15,963	—	15,993	—
Negotiable obligations – APSA US$ 120 M. – principal amount (7)	—	363,000	—	371,160
Bank loans – Accrued interest (2)	7,744	—	2,109	8,039
APSA 2014 Convertible Notes – Accrued interest (1)	2,144	—	2,126	—
Negotiable obligations – APSA Ps. 154 M. – accrued interest (7)	862	—	2,353	—
Negotiable obligations 2017 – principal amount (6)	—	453,750	—	463,950
Expenses for issuance of debt – Negotiable Obligation 2017 (6)	(875)	(6,705)	(874)	(7,580)
Negotiable obligations – APSA Ps. 154 M. – principal amount (7)	—	148,420	—	154,020
Expenses for issuance of debt – APSA US$ 120 M. (7)	(508)	(4,065)	(417)	(3,755)
Expenses for issuance of debt – Negotiable obligations – APSA Ps. 154 M. (7)	(689)	(540)	(599)	(1,068)
Negotiable obligations – APSA US$ 120 M. – accrued interest (7)	3,970	—	4,060	—
Negotiable obligations 2009 – principal amount (4)	—	—	23,123	44,082
Negotiable obligations 2009 – accrued interest (4)	—	—	662	13,109
Expenses for issuance of debt – IRSA Convertible Notes 100 M (3)	—	—	(36)	—
IRSA Convertible Notes 100 M. (3)	—	—	58,472	—
IRSA Convertible Notes 100 M. Interest (3)	—	—	611	—
APSA 2014 Convertible Notes (1)	—	46,856	—	47,910

	187,234	1,119,726	196,655	1,217,866

(1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 23 to the consolidated financial statements, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
(2)	The outstanding balance at June 30, 2008 includes mainly the following loans:
(a)	Hoteles Argentinos S.A. mortgage loan amounting to US$ 5,787. See Note 17.
(b)	Several loans of APSA’s subsidiary Tarshop, maintained with Industrial de Azul, Standard Bank, Itaú Buen Ayre, Ciudad de Buenos Aires, CMF, BST, BNP Paribas, Supervielle and Comafi banks.
(c)	Overdrafts (See note 8 to the basic financial statements)
(d)	Debt for purchase Edificio Republica (See note 20 to the basic financial statements)
(e)	Debt for the purchase of Beruti plot of land (See note 46)
(3)	Corresponded to the issue of Convertible Negotiable Obligations of the Company for a total value of US$ 100 million as set forth in Notes 14 to the basic financial statements and that was fully cancelled by year end.
(4)	Corresponded to the issue of Negotiable Obligations secured with certain Company assets which matured in November 2009, as detailed in Note 8 (2) to the basic financial statements.
(5)	The balance as of June 30, 2008 mainly includes: (a) Ps. 6,053 corresponding to the amount owed for the acquisition of the shareholding of Empalme S.A.I.C.F.A. y G. This loan accrues 6% nominal annual interest, payable in 4 installments of US$ 2,000 each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. As of June 16, 2008, the third installment was paid (See Note 21); (b) US$ 6.0 million related to the purchase of 33.33% of the shareholding of Palermo Invest S.A. (See Note 33); (c) US$ 3,000 related to the debt for purchase of the shareholding of Mendoza Plaza Shopping S.A (See Note 24).
(6)	See Notes 22 to the basic financial statements.
(7)	See Note 38.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 15:	OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2008		June 30, 2007
	Current	Non-current	Current	Non-current
Related parties	6,107	—	4,651	12
Accrual for directors’ fees	15,658	—	14,464	—
Provisions for contingencies (1)	1,787	8,020	7,595	12,732
Administration and reserve fund	2,356	—	2,805	—
Guarantee deposits	3,666	4,069	4,029	2,859
Donations payable	4,656	—	4,363	—
Contributed leasehold improvements to be accrued and unrealized gains (Note 29)	1,015	10,055	526	10,421
Directors’ fees advances	(1,837)	—	(1,375)	—
Present value – other liabilities	—	(285)	—	(136)
Trust accounts payable	—	—	191	—
Directors’ guarantee deposits	—	8	—	8
Payables to Nationals Parks Administration (Note 26)	10,189	—	—	—
Loans with shareholders of related parties	39,166	10,588	19,909	10,826
Operations of with derivative financial instruments (Note 22)	4,600	—	—	—
Other	7,441	5,829	4,498	2,142

	94,804	38,284	61,656	38,864

(1)	The Company has recorded provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.

NOTE 16:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2008	June 30, 2007
Other income:
Recovery of allowances	3,770	3,127
Recovery of other receivables doubtful accounts	4,649	1,475
Recovery of lawsuits contingencies	5,460	—
Others	1,172	1,892

Subtotal other income	15,051	6,494

Other expenses:
Tax on personal assets	(5,885)	(7,110)
Donations	(6,850)	(7,390)
Lawsuits contingencies	(6,684)	(3,031)
Unrecoverable VAT receivable	(1,098)	(2,252)
Other	(176)	(811)

Subtotal other expenses	(20,693)	(20,594)

Total Other expenses, net	(5,642)	(14,100)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 17:	RESTRICTED ASSETS

i)	Puerto Retiro S.A.C.I.y N.

On April 18, 2000, Puerto Retiro S.A.C.I. y N (indirect subsidiary of the Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A.C.I. y N. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A.C.I. y N. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.C.I. y N.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A.C.I. y N. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A.C.I. y N. estimate that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

ii)	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston International (“CSFB”) acquired the debt for US$ 11,1 million of Hoteles Argentinos (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance will accrue LIBO interest rate 6 months plus 7.0% and will be paid off in installments, being the last of US$ 5,070 due in March, 2010.

In addition, two credit default swaps were subscribed. One between IRSA and CSFB for 80% of the restructured debt value, and the other one is between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSFB for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSFB in case of non-compliance of HASA’s obligations. For valuable consideration, the Company and Starwood will be paid a coupon on a periodical basis. To support the obligations assumed, the Company deposited as guarantee the amount of US$ 1.2 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 17:	(Continued)

iii)	Cyrsa has mortgaged for US$ 12,600 the Caballito plot of land to guarantee its obligations, as mentioned in Note 25 b) to the basic financial statements.

iv)	Llao Llao has a mortgage of US$ 2,600 on the plots of land acquired in Bariloche, as mentioned in Note 34.

v)	The Company has furnished a first degree pledge on 26,750,000 shares of Rummaalá S.A., which represent 77.50% of this company’s total common stock, to guarantee the handing over of the units engaged as payment in kind for the purchase of Rummaalá S.A. (see Note 40).

Alto Palermo Group - Restricted assets

a)	Fixed assets include the cinema building located in the Cordoba Shopping Villa Cabrera which is levied with antichresis in rem right due to the financial debt that Empalme S.A.I.C.F.A. y G. has with NAI INTERNATIONAL II Inc. (See Note 35).

b)	In the financial trusts accounts receivable as credit protection for investors are included the contingency funds of the financial trusts that as of June 30, 2008 amount to Ps. 18,133. These are credits of restricted availability up to the time of liquidation, in accordance with the respective prospectus.

c)	As of June 30, 2008, under other current receivables, APSA has restricted funds according to the following detail:

i)	Ps. 56, in relation to the case “Saavedra Walter Ricardo against Alto Palermo S.A. and others about dismissal”;

ii)	Ps. 53, in relation to the case “Palma Claudio against Alto Palermo S.A. about dismissal”;

iii)	Ps. 51, in relation to the case “Lopez Armando Francisco against Alto Palermo S.A.”;

iv)	Ps. 20, in relation to the case “La Meridional against Alto Palermo S.A.”.

d)	In relation with file number 25,030-I “Alto Palermo S.A. against tax authorities on Recourse of Appeal”, under court proceedings, the building located in 367 Olegario Andrade Avenue, Caballito, City of Buenos Aires is subject to a legal attachment, such building having a value of Ps. 36,696 as of June 30, 2008 (recorded in Other non-current investments – Undeveloped parcels of land).

e)	As of June 30, 2008 the amount of Ps. 34,073 in Equity investments related to shares of Empalme S.A.I.C.F.A. y G., which have been pledged.

f)	As of June 30, 2007, in the current financial loans line it was included a debt of Shopping Neuquén S.A. for Ps. 106 guaranteed by a mortgage on the plot of land acquired for Ps. 3,314. As of June 30, 2008 such mortgage is fully cancelled, being still to be subscribed the mortgage cancellation deed.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 17:	(Continued)

g)	In the current investments line BONTE 2006 titles were included in the amount of Ps. 34, that are deposited as rental guarantee.

h)	A pledge was granted to the new Banco Industrial de Azul S.A. for the share Certificate of the Financial Trust Shopping Card Series XXIX, XXXIV and XXXVI in the amount of Ps. 17,350.

i)	During the current fiscal year Tarshop S.A. furnished to Banco CMF S.A., as collateral guarantee, Certificate of the Financial Trust Shopping Card Series XXXIII in the amount of V.N. Ps. 4,906; and to Banco Comafi S.A., also as collateral guarantee, Certificate of the Financial Trust Shopping Card Series XXVII, XXXI and XXXV in the amount of Ps. 13,402.

j)	During April 2008, Certificate of participation have been furnished to Banco Supervielle, as collateral guarantee, corresponding to Tarjeta Shopping Financial Trust Series XXXVII and XXXVIII, in the amount of Ps. 11,108

k)	As of June 30, 2008, the plot of land located at Beruti 3351/3359, Autonomous City of Buenos Aires, is encumbered with a first mortgage in favor of DOWLER COMPANY S.A., to secure compliance with the settlement of the unpaid balance, for a total of US$ 8,9 million (See note 46).

l)	As regards the case styled “Actoría civil en la causa No. 88.390/03 c/ María del Socorro Pedano; representantes de Tres Ce S.A. o Alto Palermo S.A.” the building located in 702 Virrey Toledo Avenue, Salta, is attached in aid of execution for an amount of Ps 180.

NOTE 18:	TARSHOP S.A. CREDIT CARD RECEIVABLES SECURITIZATION

Tarshop S.A. has ongoing securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 18:	(Continued)

In consideration of the receivables transferred to the Trusts, which have been eliminated from the Tarshop’s S.A. balance sheet, that received cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the trusts. The latter are recorded at their equity values at the closing of the period/year on the basis of the financial statements issued by the trusts.

Tarshop S.A., agreed on a Securitization Program of consumption portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

Under this Securitization Program, at June 30, 2008, Tarshop S.A. transferred to financial trusts the total amount of Ps. 1,664 million of credits receivable originated in the use of its clients’ credits cards and personal loans carrying promissory notes. Consequently, T.D.F. Series “A” were issued for Ps. 1,410 million, T.D.F. Series “B” for Ps. 98 million, C.P. Series “C” for Ps. 155 million, and C.P. Series “D” for Ps. 1 million.

On the other hand, Tarshop S.A. acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investments through a public offer in Argentina. As credit protection to investors, a cash reserve has been constituted for losses in the amount of Ps. 18.1 million.

NOTE 19:	SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A. AMONG SUBSIDIARIES

On June 15, 2007, the Company sold 26,410,150 shares of Banco Hipotecario S.A. to Inversora Bolivar S.A. in the price of Ps. 3.09 per share (market value) the amount of the transaction being Ps. 81,607. See Note 17 to the basic financial statements.

Due to the fact that sales were carried out with and among subsidiaries fully held by the Company, they neither affect the holding nor have impact on the consolidated financial statements, as the amounts resulting from such operations have been eliminated.

NOTE 20:	MORTGAGE RECEIVABLE SECURITIZATION

In December 2001, the Company, and certain subsidiaries on one side (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust. The trustors sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,586 to the Trustee, in exchange for (i) US$ 10,000 cash (ii) US$ 3,300 Class A Participation Certificates (iii) US$ 2,600 Class B and C Participation Certificates, (iv) US$ 10,686 Class D Participation Certificates.

As of June 30, 2008, the value of Class D Participation Certificates amounted to Ps. 544 in IRSA and Ps. 109 in Inversora Bolivar S.A.. Class A, B, and C Certificates have been totally amortized at year end.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 21:	ADQUISITION OF CORDOBA SHOPPING

On July 7, 2006 Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) subscribed a sale contract of shares for the purchase of all the shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. This operation was subject to certain conditions precedent, one of these being the approval of the National Commission for the Defense of Competitiveness. This condition was duly approved and notified on December 20, 2006.

The agreed price for such operation is a gross amount of US$ 12,000 plus a variable amount arising from the adjustment after year end (originally established in the contract), which was determined in Ps. 3,961. The Company was incorporated on December 31, 2006. During June 2008 APSA and SAPSA paid an amount of US$ 2,200 related to the third installment of capital and interest, remaining one installment of US$ 2,000, due in December, 2008. Such installment accrues interest at a 6% nominal annual rate. To secure the unpaid purchase price, it has been pledged in favor of the sellers 100% of Empalme’s shares. With the installment cancellation, the encumbrance will be lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents for APSA and SAPSA a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

NOTE 22:	DERIVATIVE INSTRUMENTS

•	Future purchase contracts

1)	Ritelco S.A.

During the current fiscal year Ritelco S.A. subscribed Future purchase of gold contracts. In accordance with this company’s risk administration policies, this kind of contracts are used with speculative purposes.

As of June 30, 2008, Ritelco S.A. does not have derivative instruments agreements outstanding nor does it have any guarantee.

As of June 30, 2008, for future purchase contract transactions effective during the fiscal year, Ritelco S.A. recorded a realized profit for such operations amounting to US$ 455 (equivalent to Ps. 1,412).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 22:	(Continued)

2)	APSA

As of June 30, 2008, the open operations are as follows:

Forward contracts	Banks	Amount	Maturity	Loss
Open operations
Purchase of dollars	Citibank	2,000	10/31/2008	(325)
Purchase of dollars	Citibank	7,000	01/30/2009	(1,020)
Purchase of dollars	Itau	9,000	01/30/2009	(1,369)
Purchase of dollars	Santander	2,000	07/31/2008	(350)
Purchase of dollars	Santander	4,000	10/31/2008	(656)
Purchase of dollars	Santander	6,000	01/30/2009	(880)

The result generated by the mentioned operations is included in Financial loss generated by liabilities and included a gain of Ps. 499 related to cancelled operations.

NOTE 23:	ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On July 19, 2002, APSA issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each. This series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No.14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Negotiable Obligations (CNO) to be classified as non-current in these financial statements. Since the conditions of the CNO have not substantially modified, the postponement of the original maturity have not had an impact on these financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 23:	(Continued)

On June 30, 2008, the holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2,770, with the consequent issuance of common stock of nominal value Ps. 0.1 per share. As of June 30, 2008 the outstanding balance of APSA Convertible Negotiable Obligations amounted to US$ 47,230, of which US$ 31,738 correspond to the Company which is eliminated in the consolidation process.

NOTE 24:	INCREASE FROM EQUITY INTEREST – MENDOZA PLAZA SHOPPING

On September 29, 2004, upon executing the agreement of the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, APSA subscribed an agreement with Inversiones Falabella Argentina S.A. by which the latter had the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A. (PUT) to APSA, which may be exercised until the last working day of October 2008, in the amount of US$ 3,000 under the terms specifically established in the contract.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the PUT exercise previously granted by which this company sells Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered shares of common stock, Class A, with face value of ARS 1 each and with 5 voting rights per shares and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of ARS 1 each and with 1 voting rights per shares , thus acquiring 5% (five percent) of the shares on behalf of Shopping Alto Palermo S.A. (SAPSA).

Total shares acquired represent 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of US$ 3 million established in the respective option agreement (equivalent to Ps. 9,1 million). Such price was full paid in by APSA on July 2, 2008, when the respective deed to close both companies was executed.

The shares acquired on behalf of Shopping Alto Palermo S.A. (SAPSA) were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$ 1,027,331 will be returned to APSA on October 2, 2008 (See note 14).

NOTE 25:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares. The latter has been determined considering the number of additional common shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into common shares, up to nominal amount of US$ 100,000, described in Note 14 to the basic financial statements.

In thousands:

	June 30, 2008	June 30, 2007
Weighted - average outstanding shares	549,277	444,904
Conversion of Negotiable Obligations	—	113,690
Weighted - average diluted common shares	549,277	558,594

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 25:	(Continued)

Below is a reconciliation between net income of the year and net income used as a basis for the calculation of the diluted earnings per share:

	June 30, 2008	June 30, 2007
Net income for calculation of basic earnings per share	54,875	107,097
Exchange difference	—	38
Interest	—	6,174

Net income for calculation of diluted earnings per share	54,875	113,309

Net basic earnings per share	0.100	0.241
Net diluted earnings per share	0.100	0.203

NOTE 26:	PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The Company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones S.A.), predecessor of Llao Llao Resorts S.A. (“LLR”) in the operation of the hotel complex “Hotel Llao Llao”, was sued in 1997 by the National Parks Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3,799, plus interest accrued through payment, punitive interest and lawyers’ fees.

On March 2, 2004, such Company made a payment in cash of Ps. 7,191 and a transfer of Argentine external debt securities class FRB - FRB L+13/16 2005 for a total of Ps. 1,964. The total amount settled on that date was Ps. 9,156.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by the Company.

In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

On July 14, 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps.10,189 as of June 30, 2008, such amount being recorded in Other current liabilities.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 27:	SALE OF BENAVIDEZ PLOT OF LAND

In March 2004, Inversora Bolívar S.A. (subsidiary) sold to Desarrolladora El Encuentro S.A. (DEESA) a plot of land in Benavidez through the exchange of (i) US$ 980 in cash and (ii) 110 residential plots of the mentioned plot of land for an amount of US$ 3,000.

As guarantee of the operation, DEESA set up a first mortgage amounting to US$ 3,000 in guarantee of compliance with the operation.

NOTE 28:	DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Between the months of June and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006 APSA has eliminated the proportional part of fixed assets damaged with an estimated book value of Ps 6,300.

APSA has insurance coverage against all risks and third party liability to cover this type of disaster. As of the date of issuance of these audited financial statements the liquidation process related with the insurance policies mentioned previously has finalized and the final indemnification amount obtained and collected for this item amounts to Ps. 10,480.

NOTE 29:	CONTRIBUTED LEASEHOLD IMPROVEMENT TO BE ACCRUED AND UNREALIZED GAINS

La Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on the property of Mendoza Plaza Shopping S.A., APSA’s subsidiary, which were capitalized as fixed assets, with balancing entry in this account recognizing the related gain over 15 year, term of contract. At the end of this fiscal year, the amount of Ps. 133 was pending of accrual.

In March 1996 Village Cinema S.A. opened ten theatres with the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping S.A., was capitalized as a fixed asset, with a balancing entry in this account, recognizing the depreciation charges and the profits over a 50-year period. At year end, the amount of Ps. 10,236 was pending of accrual. The lease agreement is for a period of 10 years, renewable for 4 consecutive equal periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from APSA.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 30:	TRANSFER MANAGEMENT OF ABRIL

On May 24, 2006 the Company, Inversora Bolívar S.A. and Baldovinos S.A. made a proposal to the Subcommission of Residents of Abril Club de Campo for passing the administration of the Club and the subsequent transference of the shares of Abril S.A. (hereinafter the “Offer Letter”). The proposal included monetary and non monetary renderies, to be done by the Company.

In compliance with the terms of the Offer Letter, as of June 30, 2007 the Company entered a Trust Contract by which it was transferred to the Trust, whose trustee is Dr. Eduardo Roca, the trust property of the shares Class A and B of Abril S.A. The mentioned transaction initiated the process of transference Abril S.A. shareholding to the owners of plots of land of the Club de Campo Abril. As of the date of these financial statements, more than 60% of the plot of land has been transferred.

NOTE 31:	NEUQUEN PROJECT

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters of surface area approximately, in which a commercial center will be constructed. This project also includes the building of a Shopping Center, a hyper-market and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. signed an agreement with both the Municipality and the Province of Neuquén by which the time terms for construction of the commercial and housing enterprising was re-scheduled. Also, Shopping Neuquén S.A. was authorized to transfer to third parties the ownership of the plots of land in which the real estate will be divided with the exception of the land in which the Shopping Center will be constructed. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

After having obtained the approval, the Company had 150 days’ term to submit the drafts of the architectonic project, such term maturing on February 17 of the current year. However, such drafts presentation took place prior to the referred date. Once the mentioned drafts are registered, which to the date of these financial statements has not occurred, Shopping Neuquén S.A. has to start the works within 90 days’ term.

The first stage of the construction works (this stage including the minimum construction of 21,000 square meters of the Shopping Center and of 10,000 square meters of the hypermarket) should be finished in a maximum time term of 22 months as from the date in which the construction process was initiated. In case the conditions are not complied with, the Municipality of Neuquén is entitled to rescind the agreement and file the legal actions it deems pertinent.

The agreement referred to above put an end to the file called “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” under judicial procedure before the High Court of Neuquén.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 32:	INVESTMENT IN BANCO HIPOTECARIO

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

Banco Hipotecario S.A. submitted the presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

•

National Government Compensation Bond - US$ 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

•	National Government Compensation Bond coverage - US$ 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005 began the subscription of Coverage BODEN 2012. As of June 30, 2008 the subscription in BODEN 2012 amounts to US$ 773,533.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,687,281. On the other hand, liabilities to the Argentine Central Banks recorded as of June 30, 2008 amount to Ps. 199,154, being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amounts to Ps. 2,488,126 and Ps. 3,053,622 as of June 30, 2008 and 2007, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 32:	(Continued)

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

As of June 30, 2008 and 2007 the assistance to the Public Sector arises 26% and 32%, from total Assets, respectively.

NOTE 33:	ACQUISITION OF THE PALERMO INVEST S.A. SHAREHOLDING

In October 2006, the Company acquired the remaining 33.33% of the shares of Palermo Invest S.A. to GSEM/AP Holdings, L.P., in the total amount of US$ 18,000, at the date of the contract paying US$ 9,000. The remaining balance will be paid in three equal and consecutive installments of US$ 3,000 due in October 2007, 2008 and 2009, which will accrue 9% annual interest to be paid quarterly. By the end of fiscal year the Company has paid the first installment.

NOTE 34:	ACQUISITON OF PLOTS OF LAND IN BARILOCHE

In December 2006, the Company, through Llao Llao, purchased several plots of land, located in San Carlos de Bariloche, Province of Río Negro. The total transaction amount was US$ 7,000 having the Company paid US$ 4,200 in cash and the remaining was covered mortgage on the real estate acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, the first to become due on January 2007. These installments include capital amortization and interest calculated according to the French system at 7% annual on balance amounts.

NOTE 35:	FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G entered into an agreement with NAI INTERNACIONAL II, INC. by which the latter loaned up to US$ 8,200 for the construction of a cinema complex and a part of the parking lot located in the Córdoba Shopping area, this item being shown in fixed assets. This loan initially accrued a LIBO interest rate plus 1.5%. Accrual of interests started in April 1999 according to a period of grace provided in the contract clauses.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 35:	(Continued)

Related to this loan contract, Empalme S.A.I.C.F.A. y G. signed an occupation agreement of the building and the cinema area in favor of NAI INTERNACIONAL II, INC. (hereinafter “The Agreement”). Occupation of the area was established for a 10-year period as from the date of commencement to be automatically postponed during four additional periods of five years each. It is understood that date of commencement means the date in which the occupant starts exhibiting movies to the public in the cinema building that is October 1997.

Under the terms of the Agreement, the amounts owed according to the loan to Empalme S.A.I.C.F.A. y G. are offset against the payments of possession arising from the occupation of NAI INTERNACIONAL II, INC. of the building and the cinema area. The Agreement provides that if following the last term mentioned in the previous paragraph there still is any unpaid amount of the loan plus interest, the Agreement will be postponed for a definite term established as the lesser of:

•	The time-term necessary to fully pay the loan unpaid amount, or

•	Ten (10) years.

Once the last time term has elapsed and if there still is an amount outstanding, the Company will be released of any payment obligation of the remaining portion of the loan plus interest.

On July 1, 2002 NAI INTERNACIONAL II, INC. assigned all the rights and obligations arising from the Agreement to NAI INTERNACIONAL II, INC. – SUCURSAL ARGENTINA. Also, other changes were made to the Agreement, the following being the most significant:

•

The debt outstanding was converted into Argentine pesos (Ps. 1 = US$ 1) in accordance with the disposition of Law No. 25,561 and National Executive Decree No. 214/02. Under sections 4 and 8 of the referred Decree and complementary addenda, the referential stabilization coefficient is to be applied to the above debt outstanding as from February 3, 2002.

•

All the obligations of Empalme S.A.I.C.F.A. y G. included in the Agreement by which NAI INTERNACIONAL II, INC. is guaranteed the use of the cinema center, as well as those obligations that imply restrictions on the use or the possession of Empalme S.A.I.C.F.A. y G. or third parties, are covered by antichresis in rem right.

•

The extension agreed on January 1, 2002 was established for suspending the occupation payments owed by the occupant to the owner as well as the payments to account of capital and interests of the owner to the creditor for a six-month period as from the above-mentioned date. These payments will be renewed as from July 2002.

The capital outstanding as of June 30, 2008 and interest accrued at such date arising from the original loan agreement and modifications are recorded in Customer Advances included in Leases and services advances for a total amount of Ps. 17,768.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 36:	ACQUISITION OF THE BUILDING KNOWN AS EX- ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CORDOBA)

In November 2006, APSA participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters of surface area. A part of the Patio Olmos commercial center is in operation in this building in four commercial plants and two underground parking lots. This commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts.

The building is under a concession contract, effective for 40 years’ term due in February 2032, APSA acting as grantor. The contract grants to the licensee the commercial use of the building and establishes a series of payments in favor of the grantor such series increasing in Ps. 3 every 47 months. To the date of these financial statements, the concession is undergoing month 196, the effective monthly canon being Ps. 13 and the next increase estimated for month 235.

The offer of APSA for the purchase of the building was Ps. 32,500 payable as follows: 30% that is the amount of Ps. 9,800, at the time of awarding the bid and the remaining amount of Ps. 22,700 at the date of the signature of the transfer deed document.

On November 20, 2006 APSA was notified that the bidding had been awarded. Consequently, 30% of the price offered according to the terms of the bidding has been duly paid.

On January 15, 2007 APSA was notified by the National Commission for the Defense of Competitiveness that two claims had been submitted to the entity, one by a private individual and the other one by the licensee of the commercial center in respect of this operation. On February 1, 2007 APSA responded the claims.

On June 26, 2007, we were notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No. 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Centro Comercial Patio Olmos is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,700 was cancelled. As of June 30, 2008 APSA has recorded this transaction as Non current Investments.

On January 24, 2008 APSA received a note of the National Commission for the Defense of the Competition, record N º S01/0477593/2007 (DP No. 38) by which APSA is requested to report and deliver the pertinent documentation on the matter related to such operation.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 36:	(continued)

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 m2 and 531 m2 each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

On August 21, 2008, APSA challenged the valuation for Ps. 533 carried out by Consejo General de Tasaciones de la Provincia de Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, APSA is awaiting that the Province of Córdoba initiates the respective expropriation trial.

It should be noted that the covenants agreed upon by the Province and APSA upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such theater.

NOTE 37:	NEW COMMERCIAL DEVELOPMENT

In December 2006, APSA entered into a series of agreements for the construction, marketing and management of a new commercial enterprise that is being developed in Saavedra, City of Buenos Aires; by Panamerican Mall S.A. (PAMSA) a company incorporated at the end of 2006 in which APSA has a shareholding of 80%.

APSA made capital contributions in PAMSA for Ps. 158,300 and sold to this company the plot of land located in the streets named Posta, Pico and Arias (bought to Philips Argentina S.A.) in the amount of Ps. 59,900. APSA will pay future capital contributions in PAMSA in a maximum amount of US$ 37,800 million with the purpose of finishing the pertinent construction works and to guarantee the functioning and use of the commercial center which have been partially integrated as of the date of issuance of these financial statements.

The other PAMSA shareholder is Centro Comercial Panamericano S.A. (CCP) owner of the remaining 20% of the shareholding. This company made capital contribution to PAMSA for Ps. 24,600 and transferred to PAMSA the ownership of a plot of land located in Melian, Vedia and Arias streets (limiting the plot of land sold by APSA) in the total amount of Ps. 61,500 Centro Comercial Panamericano S.A. will make capital contributions in PAMSA for completing the construction works and starting the commercial center up to a maximum amount of US$ 9,400 which have been partially integrated as of the date of issuance of these financial statements.

During the year ended June 30, 2008, both APSA and Centro Comercial Panamericano S.A. made irrevocable contributions to PAMSA for Ps. 87,471 and Ps. 21,868, respectively.

As subsequent event, APSA and CCP made irrevocable contributions to PAMSA for Ps. 36,073 million and Ps. 9,018, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 37:	(continued)

The project includes the construction of a commercial center, a hypermarket, a cinema complex and an office building and/or housing building. This is one of the most significant enterprises initiated by APSA.

NOTE 38:	ALTO PALERMO S.A.- ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of notes in the total amount of US$ 170,000. Series I corresponds to the issuance of US$ 120,000 becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year as from November 11, 2007. On May 11, 2008 the second interest installment has been cancelled for US$ 4,720. Principal of this Serie will be fully settled at maturity. Series II corresponds to the issuance of Ps. 154,000 (equivalent to US$ 50,000). Principal will be settled in seven, equal and consecutive semi-annual installments as from June 11, 2009, which accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. On June 11, 2008 the second principal amount and interest installment has been cancelled for Ps. 8,500.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Notes, having a face value of up to US$ 200,000 (the “Program”) authorized by the National Securities Commission Resolution No. 15,614 dated April 19, 2007.

During the fiscal year, APSA re-purchased 1,818,000 negotiable obligations Serie II, which have been valued at their nominal value and are disclosed netting the capital and interest owed.

NOTE 39:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company and its subsidiary APSA have developed during the year ended June 30, 2008 the design of a capitalization program for executive management staff through contributions that will be realized by employees and by the Company.

That plan is addressed to employees selected by the Company and its subsidiaries APSA, Shopping Alto Palermo S.A., Fibesa S.A. and Inversora Bolivar S.A. with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary has accepted, it will be able to make two types of contributions: a monthly one (base on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the monthly salary and up to 15% of the bonus. On the other hand, the Company and its subsidiary APSA contribution will be 200% of the monthly contributions and 300% of the employee’s extraordinary contributions.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 39:	(continued)

Funds collected from participants’ contributions will send to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which has the approval by the National Securities Commission. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company and its subsidiaries contributions will flow to other independent financial means separated from the previous one.

In the future the participants will have access to 100% of the plan benefits (that is, including the Company and its subsidiaries contributions made in favor of the financial means especially created) under the circumstances that follow:

•	Ordinary retirement in line with the applicable working regulations

•	Total or permanent disability or inability

•	Death

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the company only if he has participated in the plan during a minimum term of five years, provided certain conditions were complied with.

As of June 30, 2008, security charges of the Company amount to Ps. 2,239.

NOTE 40:	ACQUISITION OF PLOT OF LAND IN VICENTE LOPEZ AND CREATION OF CYRSA

In January 2007, the Company acquired the total shares of the company named Rummaala S.A. (“Rummaala”), the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$ 21,172, payable as follows: (i) US$ 4,252 in cash and (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 16,920, within a 4-year term from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the above transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15,000, payable as follows: (i) US$ 500 in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1,247 and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13,253, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the Company’s property located at Suipacha 652 was mortgaged.

In April, 2007, the Company constituted CYRSA S.A., to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, CYRELA is incorporated with the ownership of 50% of CYRSA capital stock.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 40:	(continued)

In the same act, the Company contributed 100% of the shareholding of Rummaala S.A. and the liability in kind related to the acquisition of a plot of land to CYRSA in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 (amount equivalent to the net value of the shares contributed by the Company).

The Company has subscribed with Cyrela Brazil Realty S.A. Emprendimentos e Partiçipacões an agreement, by which through CYRSA S.A., operating under the name IRSA- CYRELA will start developing housing units in the Argentine Republic.

During May and June 2008 the Company (through Rummaalá) continued the marketing process of the building units to be constructed on the plot referred to above called “Complejo Horizons”. Certain clients have made advances by means of signing preliminary sales contracts for 96% of the units to be marketed, which are disclosed in customer advance.

The sale price set forth in these preliminary sales contracts are made of a fixed and determined part and another part to be determined in line with the future construction expenses.

Depending on the purchase plan chosen by the client:

•	The balance of the price thus determined will be fully cancelled on installments paid up to the time of transfer / signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months’ term with units having mortgaged guarantees.

Through the preliminary sales contracts, the Company is committed to transfer the functional units in February 2011 to the latest.

NOTE 41:	INCORPORATION OF SOLARES DE SANTA MARIA S.A.—SALE OF SANTA MARIA DEL PLATA AND SALE OF SHARE

In May 2007, the Company under the context of a new business project incorporated a company under the name of Solares de Santa María S.A., for the purpose that such company acts as a joint vehicle with investors that are out of the Company operation and interested in an urbanization project.

With the contributions made by the shareholders, Solares de Santa María S.A. (SOLARES) acquired the real estate known as Ex - Ciudad Deportiva Boca Juniors (Santa María del Plata), located in the Autonomous City of Buenos Aires, South Coast, facing Avenue España unnumbered, in the amount of US$ 100,000. The project of SOLARES is to develop in such a plot a new real estate undertaking.

In June 2007, the Company signed a purchase-sale contract of shares, by which sold 10% of the shareholding to Israel Sutton Dabbah, (who designed Unicity S.A. as principal) in commission, equivalent to 31,491,932 shares of SOLARES.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 41:	(continued)

Subsequent to such operation and as of closing of the current fiscal year, the Company owns 90% of SOLARES represented by 283,427,390 common nominative non-endorsable shares.

NOTE 42:	CREATION AND PURCHASE OF COMPANIES SHARES

FINANCEL COMMUNICATIONS S.A.

In August, 2007, the Company constituted a new company under the name of FINANCEL COMMUNICATIONS S.A. (Financel) which capital stock is subscribed 80% by IRSA and 20% by Prisma Investments S.A.

The object of the newly incorporated company is to create innovative solutions for collections and payments in the country through the use of cell phones.

Financel, together with CTI Móvil and Tarjeta Shopping have created “COMPRA MOVIL”, the first cell phone purchase system in Argentina, by which CTI’s clients through their cells, in a very quick and secure manner, are able to extend their options and ways of payments in the purchase process.

To the date of these financial statements, Financel has not started the operation referred to above yet.

QUALITY INVEST S.A.

In August 2007, the Company constituted Quality Invest S.A. The purpose of the Company is to contribute, associate or invest capitals in individuals or companies to be applied to any class and kind of operations, as well as to the purchase, sale of securities, shares, debentures and any other type of bearer securities and bonds in any of the established or to be established systems or modalities, with the exception of any activities comprised in the Financial Entities legislation and any other that would require public bidding.

E-COMMERCE LATINA S.A.

In November 2007, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) sold to the Company and to Patagonian Investment S.A. 90% and 10%, respectively of the total shareholding of E-Commerce Latina S.A. for Ps. 3,146 and Ps. 350, respectively.

On the same date, both APSA and SAPSA acquired from E-Commerce Latina S.A. 80% and 10%, respectively, of the shareholding of Comercializadora Los Altos S.A. for Ps. 3,264 and Ps. 408 million, respectively.

On November 20, 2007, both APSA and SAPSA assigned to E-Commerce Latina S.A. the receivables registered with the company and with Patagonian Investment S.A., respectively, in order to partially cancel the debt for the acquisition of Comercializadora Los Altos S.A. On December 21, 2007 the unpaid balance was cancelled.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 43:	EXERCISE OF OPTION

During August 2007, APSA exercised an option for the subscription of additional shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfilment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Commission for the Defence of Competitiveness, among other, which as of the date of these financial statements have not yet been complied with.

The price of the option was fixed in US$ 600 and it has been fully cancelled.

If the above-mentioned conditions are complied with, APSA will make a total investment of US$ 24,400.

This option has been accounted for in Non-Current Investments – Advances for the acquisition of a Company.

NOTE 44:	BARTER TRANSACTION AGREEMENT

On October 11, 2007, Alto Palermo S.A. (APSA) subscribed with Condominios del Alto S.A. an exchange contract in connection with an own building, plot G, located in the City of Rosario, Province of Santa Fe, Argentina.

As partial consideration for such exchange contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favour of APSA of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen(15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage units in the same building.

The parties have determined that the value of each undertaking is of US$ 1,100, which is included in Inventories.

As a complementary consideration in favour of APSA, Condominios del Alto S.A. paid APSA US$ 15. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favour of APSA on Plot G in the amount of US$ 1,100; (ii) established a security insurance of which APSA will be assigner of the insured amount of US$ 1,600; and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$ 800.

In addition, Alto Palermo S.A. granted Condominios an acquisition option through barter of plot 2 h, of the building to be constructed on plot 2 g in favour of Condominios.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 44:	(continued)

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real state: (i) Twenty nine (29) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominions del Alto S.A. will construct in Plot H; and (ii) Twenty nine (29) garages, which represent and will further represent jointly 22% of the own covered square meters of garage units in the same building.

The parties have determined the value of each one of their contributions in the amount US$ 2,100.

NOTE 45:	ACQUISITION OF COMMERCIAL CENTER GOODWILL

On December 28, 2007, Alto Palermo S.A. (APSA) signed a Partial Goodwill Transference Preliminary Purchase Contract with INCSA for acquiring one of the parts of the goodwill established by a Commercial Center where “Soleil Factory” currently develops activities. The transaction is being subject to certain conditions. The total price of the operation is US$ 20,700 of which US$ 8,100 were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as a financial advance for fixed assets purchase.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of US$ 12,600 will accrue 5% annual interest plus VAT, such amount to be cancelled in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, Alto Palermo S.A. (APSA) signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1,300, of which US$ 50 were paid on January 2, 2008.

NOTE 46:	ACQUISITION OF THE PLOT OF LAND

On June 24, 2008, APSA acquired from DOWLER COMPANY S.A. the Plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz avenue in Buenos Aires City, located in the vicinity of the shopping mall known as “Shopping Alto Palermo S.A.” , a location considered to be strategic for the Company.The transaction was executed for a total price of US$ 17,836 out of which, as of the closing date of these financial statements US$ 8,936 had been paid and the remaining unpaid balance of US$ 8,900 will be paid off in two equal annual and consecutive installments of US$ 4,450 each, which do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of DOWLER COMPANY S.A. Such plot of land is disclosed in the account “noncurrent investments” – Land Reserves

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 47:	SUBSECUENT EVENTS:

Barter commitment with Cyrsa S.A.

APSA and COTO Centro Integral de Comercialización S.A.” (COTO) on September 24,1997 granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighborhood.

After the 2008 fiscal year-end, a condition at barter commitment was executed by which APSA would transfer CYRSA S.A. (CYRSA) 112 garage parking slot and the rights to increase the height of the property to build a two tower building on the previously mentioned property, upon compliance with certain conditions.

In consideration, Cyrsa would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of four thousand and three with 0.5 proprietary square meters to be built. Likewise, if any, Cyrsa would deliver APSA a number of storing units equivalent to 25% of the storing units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, Cyrsa would pay APSA the amount of US$ 89 and would carry out the works at the parking slots that APSA would receive from COTO. This amount shall be paid within 30 running days as from the executing the barter deed.

In order for the barter to be effective, is condition the fulfillment of certain provisions essential by COTO, the current owner of the previously mentioned properties where the hypermarket complex and garage parking lots are located should be complied with.

Possession of the property will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies Cyrsa that conditions precedent have occurred.

The total amount of the transaction between Cyrsa and APSA total US$ 5,921.

Acquisition of shareholdings of a Company

On July 2, 2008 the Company acquired 30% of “Metropolitan 885 Third Avenue LLC” a company incorporated in the State of Delaware, USA. This company’s main asset is an office building located on Third Ave. between 53rd and 54 th streets, District of Manhattan, City of New York.

The amount disbursed in this transaction is US$ 22,620.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

In thousand of pesos

NOTE 47:	(Continued)

The building is highly distinctive in respect of the surrounding ones as it is a Trophy Building winner of the 1987 and 1990 Boma prizes. It covers 59,000 profitable square meters of surface area distributed in 34 stories, two commercial undergrounds, having an approximate height of 143 meters. Due to its especial features this building is a symbolic icon placed in Midtown-Manhattan.

It was built in 1986 on the basis of designs by the famous American architects Philip Johnson and John Burgee.

Subsequent events Tarshop S.A.

•

On July 30, 2008, Tarshop S.A. obtained a loan of Ps. 4,500 from Banco CMF S.A., payable in six, equal, monthly and consecutive installments, the first of which will fall due in February 2009. Such loan accrues interest at a variable rate.

In security of repayment, the Company created a security interest on the Certificate of the Financial Trust Shopping Card Series XXIX (certificates of participation).

•	On July 2, 2008 and August 15, 2008, Financial Trust Shopping Card Series 44 and 45, respectively, were placed.

•

Until the close of fiscal year 2007, Financial Trust Shopping Card, under the non revolving form, were authorized to deduct from their income all amounts that were to be assigned as distribution of income. On August 1, 2008, the Official Bulleting published Decree No. 1.207/2008 that nullifies the previously mentioned tax benefit. As of the issuance date of the financial statements of Fideicomisos Financieros Tarjeta Shopping, the trustee (Banco de Valores S.A.) was analyzing the impact on such provision on the equity and cash flows. Financial Statements of Fideicomisos Financieros Tarjeta Shopping as of June 30, 2008, do not recognize the accounting effect of applying the previously mentioned amendments. Apart from that, Tarshop S.A. has considered such effect upon determining the recoverable values of their holding of Certificates of Participation.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the

Financial Statements

For the fiscal years ended

June 30, 2008 and 2007

IRSA Inversiones y Representaciones Sociedad Anónima
Company
Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of June 30, 2008

compared with the previous year.

Stated in thousands of Pesos

Fiscal year No. 65 beginning July 1st, 2007

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the Superintendence of Corporations:	213,036

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 12)

	Authorized for Public Offer of Shares (*)	In thousand of pesos
Type of share		Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Balance Sheets as of June 30, 2008 and June 30, 2007

In thousand of pesos (Note 1)

	June 30, 2008	June 30, 2007
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	70,257	165,650
Investments (Exhibits C, D and G)	24,991	25,708
Mortgages and leases receivable, net (Note 3 and Exhibit G)	17,422	13,840
Other receivables and prepaid expenses (Note 4 and Exhibit G)	82,245	102,299
Inventories (Note 5)	46,511	20,470

Total Current Assets	241,426	327,967

NON-CURRENT ASSETS
Mortgages and leases receivable, net (Note 3 and Exhibit G)	266	1,328
Other receivables and prepaid expenses (Note 4 and Exhibit G)	138,713	121,230
Inventories (Note 5)	62,620	93,038
Investments (Exhibits C, D and G)	1,340,255	1,390,480
Fixed assets, net (Exhibit A)	891,577	548,192
Intangible Assets (Exhibit B)	4,843	—

Total Non-Current Assets	2,438,274	2,154,268

Total Assets	2,679,700	2,482,235

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 6 and Exhibit G)	12,550	7,495
Mortgages payable (Note 7 and Exhibit G)	—	14,755
Customer advances (Exhibit G)	26,188	21,755
Short-term debt (Note 8 and Exhibit G)	95,425	116,692
Salaries and social security payable	4,415	3,195
Taxes payable (Exhibit G)	8,738	16,940
Other liabilities (Note 9 and Exhibit G)	25,678	9,753

Total Current Liabilities	172,994	190,585

NON-CURRENT LIABILITIES
Trade accounts payable (Note 6 and Exhibit G)	5,445	115
Customer advances	978	—
Long-term debt (Note 8 and Exhibit G)	537,331	626,960
Taxes payable	1,640	580
Other liabilities (Note 9 and Exhibit G)	37,134	17,281

Total Non-Current Liabilities	582,528	644,936

Total Liabilities	755,522	835,521

SHAREHOLDERS’ EQUITY (according to the corresponding statement)	1,924,178	1,646,714

Total Liabilities and Shareholders’ Equity	2,679,700	2,482,235

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang
Vice-president
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Income

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

In thousand of pesos (Note 1)

	June 30, 2008	June 30, 2007
Revenues	299,461	400,871
Costs (Exhibit F)	(169,092)	(182,152)

Gross profit	130,369	218,719

Gain from recognition of inventories at net realizable value (Note 1.5.h.)	2,543	20,192
Selling expenses (Exhibit H)	(6,605)	(14,595)
Administrative expenses (Exhibit H)	(34,122)	(31,624)

Subtotal	(38,184)	(26,027)

Gain from operations and holdings of real estate assets	2,632	1,827

Operating income	94,817	194,519

Financial results generated by assets:
Interest income	26,035	18,596
Exchange differences	(4,586)	(919)
Interest on discount by assets	233	196
Gain on financial operations	1,541	51,962

Subtotal	23,223	69,835

Financial results generated by liabilities:
Exchange differences	14,379	388
Interest on discount by liabilities	(613)	111
Financial expenses (Exhibit H)	(52,192)	(44,339)

Subtotal	(38,426)	(43,840)

Financial results, net	(15,203)	25,995

Loss on equity investees (Note 11.c.)	(11,947)	(75,014)
Other expenses, net (Note 10)	(8,182)	(10,843)

Net income before tax	59,485	134,657
Income tax and MPIT (Note 1.5. o, 1.5. p. and 15)	(4,610)	(27,560)

Net income for the year	54,875	107,097

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang
Vice-president
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Changes in Shareholders’ Equity

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

In thousand of pesos (Note 1)

Caption	Shareholders’ contributions				Reserved earnings
	Common Stock (Note 12)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve (Note 12)	Reserve for new projects	Retained earnings	Total as of June 30, 2008	Total as of June 30, 2007
Balances as of beginning of year	464,969	274,387	684,241	1,423,597	24,276	91,744	107,097	1,646,714	1,485,766
Capital increase	113,707	—	108,882	222,589	—	—	—	222,589	53,851
Profit distribution in accordance to Ordinary Shareholders Meeting held on October 10, 2007	—	—	—	—	5,355	101,742	(107,097)	—	—
Net income for the year	—	—	—	—	—	—	54,875	54,875	107,097

Balances as of June 30, 2008	578,676	274,387	793,123	1,646,186	29,631	193,486	54,875	1,924,178

Balances as of June 30, 2007	464,969	274,387	684,241	1,423,597	24,276	91,744	107,097		1,646,714

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang
Vice-president
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

In thousand of pesos (Note 1)

	June 30, 2008	June 30, 2007
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of year	172,205	36,572
Cash and cash equivalents as of the end of year	87,568	172,205

Net (Decrease) increase in cash and cash equivalents	(84,637)	135,633

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	54,875	107,097
Plus income tax accrued for the year	4,610	27,560
Adjustments to reconcile net income to cash flows from operating activities:
• Loss on equity investees	11,947	75,014
• Gain from recognition of inventories at net realizable value	(2,543)	(20,192)
• Gain from operations and holdings of real estate assets	(2,632)	(1,827)
• Allowances and provision	10,757	9,002
• Amortization and depreciation	20,604	13,653
• Results on the sale of real estate assets	(18,603)	(185,023)
• Results on the sales of inventories	(29,081)	—
• Financial results	(20,869)	(19,773)
Changes in operating assets and operating liabilities:
• Decrease in current investments	21,500	8,346
• Increase in other receivables	(5,158)	(52,552)
• Decrease in inventory	44,858	37,207
• Decrease in fixed assets	108,899	—
• (Decrease) Increase in taxes payable, social security payable and customer da ad advances	(18,701)	4,426
• Increase in accrued interest	1,191	17,615
• Increase (Decrease) in trade accounts payable	4,942	(271)
• Increase in mortgages and leases receivable	(2,354)	(5,934)
• Increase in other liabilities	5,666	28
• Increase in intangible assts	(6,520)	—

Net cash provided by operating activities	183,388	14,376

CASH FLOWS FROM INVESTING ACTIVITIES:
• Purchase of shares Canteras Natal Crespo S.A.	—	(1,998)
• Purchase of shares of Alto Palermo S.A.	—	(7,218)
• Purchase of shares of Palermo Invest S.A.	—	(27,522)
• Increase from equity interest in subsidiary companies	(34,696)	(762)
• Sale of shares of Canteras Natal Crespo S.A	—	920
• Incorporation of Patagonian Investments S.A.	—	(15)
• Incorporation of CYRSA S.A	—	(13)
• Incorporation of Solares de Santa Maria S.A	—	(4,673)
• Loans granted to related parties	(6,399)	(36,627)
• Loans granted	—	(3,995)
• Purchase and improvements of undeveloped parcels of lands	(4,065)	(409)
• Purchase and improvements of fixed assets	(441,325)	(261,443)
• Dividends collection	34,768	28,881

Net cash used in investing activities	(451,717)	(314,874)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Overdrafts	45,030	—
• Increase of loans	107,387	500,084
• Increase in loans with related parties	28,594	9,286
• Repurchase of financial debt	(133,862)	—
• Cancelacion of loans	(11,331)	(77,673)
• Cancellation of Ritelco S.A. joint	—	(4,791)
• Decrease of mortgages payable	(15,542)	(16,733)
• Issuance of common stock	163,416	25,958

Net cash provided by financing activities	183,692	436,131

NET (DECRASE) INCREASE IN CASH AND CASH EQUIVALENT	(84,637)	135,633

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang
Vice-president
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

In thousand of pesos (Note 1)

	June 30, 2008	June 30, 2007
Supplemental cash flow information
• Interest paid	47,155	15,277
• Income tax paid	19,734	—

Non-cash activities:
• Transfer of fixed assets to inventories	—	10,513
• Transfer of inventories to fixed assets	—	1,521
• Transfer of undeveloped parcels of land to fixed assets	—	7,046
• Transfer of undeveloped parcels of land to inventories	9,223	114,464
• Transfer of long-term investments to inventories	—	2,479
• Conversion of Negotiable Obligations into common shares	59,173	27,893
• Decrease in long-term investments through a decrease in financial loans	52,097	—
• Increase in undeveloped parcels of land through an increase in account payable	5,445	—
• Increase in long-term investment through a decrease in other receivables	3,995	18,227
• Increase in long-term investments through an increase in financial loans	3,146	81,382
• Decrease in Mortgages payable through a decrease in inventories	—	3,632
• Decrease in long-term investments through an increase in other receivables	—	59,274
• Decrease in inventories through an increase in other receivables	—	15,500
• Increase in other receivables through a decrease in long-term investments	—	3,303
• Increase in mortgage and leases receivable through a decrease in inventories	365	1,773
• Increase in fixed assets through a decrease in other receivables	—	12,160

Saúl Zang
Vice-president
Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

For the fiscal year beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

In thousand of pesos

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.1.	Preparation and presentation of audited financial statements

These financial statements are stated in Argentine thousand of pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

Unification of professional accounting standards

The National Securities Commission has issued General Resolutions No. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD N° 93/2005. These standards are to the obligatorily applied for fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006.

The principal change that the application of these new standards has generated relates to the treatment of the adjustment for inflation in calculating the deferred tax which can be taken as a temporary difference, according to the Company’s criteria. At present the adjustment for inflation is considered as a permanent difference in the deferred income tax calculation. The Company in accordance with the new accounting standards has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of June 30, 2008 that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 116 which should be recorded in the income statement accounts of previous years for Ps. 165.3 (loss) and in the income statement accounts of the fiscal year for Ps. 49.3 (gain).

In accordance with the Company’s Management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.1.	(Continued)

The above-mentioned liability would probably turn to the previous position according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in millions	7.5	8.1	7.4	93.0	116.0

1.2.	Use of estimates

The preparation of financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the year. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, curent value of assets acquired in a business combination, the fulflilment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

1.3.	Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4.	Comparative information

Balances items as of June 30, 2007 shown in these financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

Certain amounts of the financial statements as of June 30, 2007 were reclasiffiied for disclosure on a comparative basis with those for the fiscal year ended June 30, 2008.

1.5.	Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each year-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realizable value.

d.	Mortgages and lease receivables and trade accounts payable

Mortgages and lease receivables and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f.	Other receivables and payables

Sundry current receivables and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding year.

Sundry receivables and payables (value added tax, deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and payables, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

f.	(Continued)

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities and Minimum Presumed Income Tax (MPIT) have not been discounted.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. As of June 30, 2006 the Company maintained allowances for impairment of certain inventories for those which market value is lower than cost (See Exhibit E). Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

h.	(Continued)

Credits in kind:

The Company has credits in kinds related to rights to receive certain property units. The units have been valued according to the accounting measuring standards corresponding to inventories receivables and there have been disclosed under “Inventories”.

i.	Non current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the year.

•	Investments in subsidiaries and afiliated companies:

Long term investments in subsidiaries and afiliated companies detailed in Exhibit C, have been valued by using the equity method of accounting based on the financial statements at June 30, 2008 issued by them. The accounting standards used by the subsidiaries to prepare their unaudited financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

The Financial Statements of Banco Hipotecario S.A. and Banco de Crédito y Securitizatión S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and afiliated companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A., Palermo Invest S.A., Pereiraola S.A.I.C.I.F.y A., Hoteles Argentinos S.A., Rummaala S.A., Manibil S.A., Canteras Natal Crespo S.A. and the related company, Banco Hipotecario S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

i.	(Continued)

The Company has an important investment in Banco Hipotecario S.A. This investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A. and to the intention of keeping said investment on a permanent basis.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. The Company maintains allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of the year.

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

j.	(Continued)

•	Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the year. The Company capitalizes the financial costs accrued associated with long-term construction projects. During the fiscal year ended June 30, 2008, financial costs for Ps. 109 were capitalized in the building known as “DIQUE IV”.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the fiscal year incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the unaudited statement of income.

•	Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

k.	Intangible assets

Intangible assets correspond to expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.I.). These are shown net of their accumulated amortization.

Intangible assets are amortized during the average initial remaining useful life of the rent contracts acquired.

The value of these assets does not exceed its estimated recoverable value as of year-end.

l.	Business combinations

Entities and net assets purchased by the Company were recorded in line with the “acquisition method” set forth in Technical Resolution No. 18. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. In such extent, the Company identified the assets and liabilities acquired including intangible assets such as:

•

The estimated current value of the costs that the Company avoids incurring as a result of acquiring effective rent contracts, for which the estimated costs of entering into similar contracts were taken into account as well as other factors such as the geographical location and the size of the area rented. The value of the effective rent contracts is included in Intangible Assets and it is amortized as a cost of leases in the remaining initial term of each contract.

•

The value of the rent contracts acquired, for which the market conditions to the date of acquisition were taken into account as well as other factors including geographical location, size and location of the area rented in the building, profile and credit risk conditions of the lessees to determine if the rental contracts acquired have higher or lesser conditions to those of the market at the time of the acquisition. The present value of the difference between the contracts acquired under the terms of the contracts and the market conditions were taken into account, disclosing an asset or a liability (shown in Other liabilities) depending if the contracts acquired are higher or below to the market values.

The values thus determined should be amortized as an increase or decrease of the income for rentals during the remaining term of the respective contracts, including any renewal considered in the valuation. If a lessee terminates its rent contract, the non-amortized portion of the intangible assets will be recorded in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

l.	(Continued)

•

Relationships with clients. The items that the Company consider to assign value to such relationships include the nature and extension of the commercial relationships currently existing with lessees, growth prospects for development of new business, lessee’s credit qualities and renewal prospects. The Company has not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset.

The process of identification and the determination of the fair values is a matter that requires complex judgments and significant estimates.

The Company used the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land and the building acquired. The amounts assigned to all the other assets and liabilities were based on independent valuations or on the Company’s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

In accordance with the terms of Technical Resolution No. 21, the difference between the price paid and the addition of the current values of the net assets acquired generate goodwill. If the value of identified tangible and intangible assets and liabilities exceeds the price paid, the intangible assets acquired are not recognized as they would cause an increase of the negative goodwill generated by these acquisitions at the time of the purchase. The goodwill generated due to an acquisition of net assets is shown in line with the tangible asset acquired. Amortizations have been calculated by the straight line method on the basis of the estimated useful life considering the weight average of the remaining useful life of the tangible assets acquired.

m.	Deferred financing cost

Expenses incurred in connection with the issuance of Negotiable Obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the statements of income as a greater financing expense.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

n.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

o.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 15).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these financial statements.

p.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At June 30, 2008, the Company has estimated the MPIT, recognizing under “Other receivables” the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations.

q.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

q.	(Continued)

For impairment of assets: the Company evaluates the recoveribility of its long-lived assets at the end of every fiscal year

The Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the fiscal years ended June 30, 2008 and 2007 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

r.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

s.	Results accounts

The results for the fiscal year are shown as follows:

Amounts included in Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

t.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

u.	Revenue recognition

u.1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 1:	(Continued)

1.5.	(Continued)

u.1.	Sales of properties (Continued)

properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2	Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2008	June 30, 2007
Cash in local currency	37	41
Cash in foreign currency (Exhibit G)	32	23
Banks in local currency	59	108,082
Banks in foreign currency (Exhibit G)	69,908	57,425
Checks to be deposited	221	79

	70,257	165,650

NOTE 3:	MORTGAGES AND LEASES RECEIVABLE, NET

The breakdown for this item is as follows:

	June 30, 2008		June 30, 2007
	Current	Non- Current	Current	Non- current
Mortgages and leases receivable (1)	7,097	266	7,795	399
Related parties (Note 11.a.)	9,825	—	5,321	929
Debtors under legal proceedings and past due Debts	1,132	—	1,055	—
Less:
Allowance for doubtful accounts (Exhibit E)	(632)	—	(331)	—

	17,422	266	13,840	1,328

(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 4:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	June 30, 2008		June 30, 2007
	Current	Non- Current	Current	Non- current
Related parties (Note 11.a.)	47,928	67,820	61,150	64,755
Value added tax	—	—	8,212	9,975
Receivables from the sale of shares	27,179	—	13,329	—
Prepaid expenses	5,061	—	1,232	—
Guarantee of defaulted credits (2)	457	3,178	785	3,096
Loans granted (1)	430	—	4,290	—
Deferred income tax (Note 15)	—	57,630	—	26,149
MPIT (Note 1.5.p.)	—	9,847	11,664	17,241
Trust accounts receivable	—	361	—	361
Present value	—	(232)	—	(465)
Expenses to be re-bill for expenses	—	—	446	—
Other	1,190	109	1,191	118

	82,245	138,713	102,299	121,230

(1)	As of June 30, 2007 includes a loan granted by the Company for Ps. 3,995 to the shareholders of Baicom Networks S.A. (“Baicom”). At the same time the Company signed a purchase option with the shareholders of Baicom due on December 4, 2007 for Ps. 3,995 which represented 50% of Baicom shares. As of June 30, 2008 the Company had exercised the option referred to above establishing October 30, 2008 as execution date. The amount of the option is included in long-term investments.
(2)	See Note 17 to the consolidated financial statements.

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	June 30, 2008		June 30, 2007
	Current	Non- Current	Current	Non- current
Credit from Barter transaction of Dique III 1c) (Note 18)	42,485	—	13,068	26,800
San Martin de Tours	1,158	728	3,929	—
Dock 13	1,250	317	1,595	—
Abril	1,161	912	712	1,767
Torres Jardín	170	42	472	—
Minetti D	58	—	72	—
V. Celina	43	—	43	—
Edificios Cruceros	—	19	487	—
Dorrego 1916	13	—	13	—
Credit from barter of Caballito (Cyrsa) (Note 11 y 25.b)	—	37,939	—	—
Credit from barter of Caballito (Koad) (Note 19)	—	22,663	—	22,663
Credit from barter transaction of “Dique III 1e) (Note 18)	—	—	—	41,808
Other inventories	173	—	79	—

	46,511	62,620	20,470	93,038

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTA 6:	TRADE ACCOUNTS PAYABLE

	June 30, 2008		June 30, 2007
	Current	Non Current	Current	Non Current
Account payables (1)	2,931	5,445	440	74
Accruals	5,405	—	3,296	—
Related parties (Note 11.a.)	4,018	—	3,713	41
Others	196	—	46	—

	12,550	5,445	7,495	115

(1)	Includes US$ 1.800 related to the amount payable for a land purchased in Luján, accoring to Note 25. a).

NOTE 7:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	June 30, 2008		June 30, 2007
	Current	Non- Current	Current	Non- Current
Mortgage payable - Bouchard 710 (Note 13)	—	—	14,755	—

	—	—	14,755	—

NOTE 8:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	June 30, 2008		June 30, 2007
	Current	Non- Current	Current	Non- Current
Negotiable Obligations -2017 (Note 22)	15,089	447,045	7,539	463,950
Debt related to purchase of edificio República (Note 20)	22,372	81,211	—	—
Overdrafts	45,030	—	—	—
Debt related to purchase of subsidiaries (1)	12,934	9,075	11,685	70,655
Negotiable Obligations – 2009 principal amount (2)	—	—	23,785	57,191
Bank loans – 2009 (3)	—	—	14,636	35,164
Convertible Negotiable Obligations—2007 (Note 11)	—	—	59,047	—

	95,425	537,331	116,692	626,960

1.	(a) See Note 33 of the consolidated financial statements (purchase of the shareholding in Palermo Invest S.A.)

(b) See Note 42 of the consolidated financial statements (E-Commerce Latina S.A.)

2.	Corresponded to Negotiable Obligations secured by certain of the Company’s assets for US$ 37.4 million, which matured in November, 2009 with partial periodic amortization. The Company settled eleven installments amounting to US$ 13.1 million. In October 2007, the Company fully cancelled the balance of these negotiable bonds by paying US$ 24.3 of principal.
3.	Corresponded to an unsecure loan amounting to US$ 51 million which was due in November 2009. In July 2003 and March 2004, the company repurchased US$ 16 million and US$12 million, respetively. Aditionally, the Company cancelled eleven accrued installments for an amount of US$ 8.1 miliion. In October 2007 the Company fully cancelled the loan, paying US$ 14.9 million of capital.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 9:	OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2008		June 30, 2007
	Current	Non- Current	Current	Non- current
Related parties (Note 11.a.)	15,284	28,303	1,485	15,303
Condominium expenses	1,421	—	1,954	—
Directors’ fees provision (Note 11.a.) (1)	2,996	—	2,919	—
Less value of acquiered contracts (1.5.l)	3,811	5,150	—	—
Administration and reserve funds	460	—	448	—
Provision for lawsuits (Exhibit E)	67	—	6	—
Directors’ guarantee deposits (Note 11.a.)	—	8	—	8
Guarantee deposits	978	3,763	2,255	2,014
Present value	—	(285)	—	(136)
Other	661	195	686	92

	25,678	37,134	9,753	17,281

(1)	As of June 30, 2008 and June 30, 2007, it is disclosed net of advances to Directors for Ps. 516 and Ps. 420, respectively.

NOTE 10:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2008	June 30, 2007
Other income:
Other	275	772

	275	772

Other expenses:
Tax on personal assets	(5,383)	(5,887)
Donations	(2,023)	(2,750)
Unrecoverable VAT	(708)	(2,208)
Lawsuits contingencies (Exhibit E)	(77)	(14)
Other	(266)	(756)

	(8,457)	(11,615)

Total other expenses, net	(8,182)	(10,843)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 11:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of June 30, 2008 and June 30, 2007, with subsidiaries, shareholders, affiliated and related companies are as follows:

	June 30, 2008	June 30, 2007
Alto Palermo S.A. (APSA) (1)
Current mortgages and leases receivable	2,491	1,283
Other current receivables	710	41
Current investments	4,393	4,357
Non-current investments	96,008	98,166
Current trade accounts payable	1,700	2,846
Other current liabilities	36	26

Banco Hipotecario S.A. (3)
Other current receivables	—	11
Current investments	—	411

Banco de Crédito y Securitización S.A. (3)
Current mortgages and leases receivable	18	56

Canteras Natal Crespo S.A. (5)
Current mortgages and leases receivable	115	40
Other current receivables	672	549
Other non-current receivables	483	—
Current trade accounts payable	—	1

Comercializadora Los Altos S.A. (1)
Current mortgages and leases receivable	48	66
Current trade accounts payable	5	5

Consultores Assets Management S.A. (4)
Current mortgages and leases receivable	262	193
Other current receivables	13	44

Consorcio Libertador (4)
Current mortgages and leases receivable	280	82
Other current receivables	17	12
Current trade accounts payable	17	50
Other current liabilities	29	—

Cresud S.A.C.I.F. y A (2)
Current mortgages and leases receivable	591	389
Other current receivables	111	12
Current trade accounts payable	617	232
Non-Current trade accounts payable	—	41
Short-term debt -Convertible Negotiable Obligations	—	37,241

Cyrsa S.A. (5)
Current mortgages and leases receivable	2,038	29
Other current receivables	114	836
Current trade accounts payable	867	—
Other current payables	—	38
Inventories - Credit from barter of Caballito	37,939	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 11:	(Continued)

Directors (4)
Other current receivables	86	40
Other current liabilities	2,996	2,919
Other non current liabilities	8	8

E-commerce Latina S.A. (1)
Current mortgages and leases receivable	1	—
Other current receivables	1	—

Emprendimiento Recoleta S.A. (1)
Current trade accounts payable	1	1

Estudio Zang, Bergel & Viñes (4)
Other current receivables	10	13
Current trade accounts payable	2	95
Other current liabilities	242	—

Fibesa S.A. (1)
Other current receivables	—	4
Current trade accounts payable	—	1

Fundación IRSA (4)
Current mortgages and leases receivable	14	14
Other current receivables	2	—

Hoteles Argentinos S.A. (1)
Current mortgages and leases receivable	974	1,817
Non current mortgages and leases receivable	—	929
Other current liabilities	601	620

Inversora Bolívar S.A. (1)
Current mortgages and leases receivable	1,429	987
Other current receivables	5,555	20,777
Other non current receivables	61,206	61,206
Current trade accounts payable	520	446
Other current liabilities	28	—

Llao – Llao Resorts S.A. (1)
Current mortgages and leases receivable	581	261
Other current receivables	30,910	17,460
Other non current receivables	6,131	3,486
Other non current liabilities	5	—

Museo de los niños (4)
Current mortgages and leases receivable	21	21

Nuevas Fronteras S.A. (1)
Other current receivables	1	—
Current trade accounts payable	114	6

Palermo Invest S.A. (1)
Current mortgages and leases receivable	38	—
Other current receivables	5,313	13,507

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 11:	(Continued)

Panamerican Mall S.A. (1)
Other current receivables	15	—

Patagonian Investment S.A. (1)
Current mortgages and leases receivable	26	68
Other current receivables	—	3,473

Pereiraola S.A.I.C.I.F. (1)
Current mortgages and leases receivable	22	—

Préstamos al personal (4)
Current Managers, Directors and Staff of the company	—	112
Non current Managers, Directors and Staff of the company	—	63
Other current receivables	229	—
Current trade accounts payable	27	28

Puerto Retiro S.A.C.I. y N. (3)
Current mortgages and leases receivable	47	—

Ritelco S.A. (1)
Other current receivables	14	1,827
Current trade accounts payable	146	—
Other current liabilities	14,348	801
Other non current liabilities	28,298	15,303
Short-term loans	—	1,801

Rummaala S.A. (5)
Current mortgages and leases receivable	174	15
Other current receivables	5	2,544

Shopping Alto Palermo S.A. (1)
Current trade accounts payable	2	2

Solares de Santa Maria S.A. (1)
Current mortgages and leases receivable	533	—
Other current receivables	4,150	—

Tarshop S.A. (1)
Current mortgages and leases receivable	122	—

(1)	Subsidiary (direct or indirect)
(2)	Shareholder / Subsidiary Shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party
(5)	Direct or indirect joint control

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 11:	(Continued)

b. Results on subsidiary, shareholder, affiliated and related parties during the fiscal years ended June 30, 2008 and 2007 are as follows:

	Year	Sales and services fee	Leases earned	Holding results	Cost of service	Leases lost	Interest earned	Fees	Donations	Interest lost	Exchange difference (Asset)	Financial expenses
Related Parties

Palermo Invest S.A. (1)	2008	—	—	—	—	—	577	—	—	—	—	—
	2007	—	—	—	—	—	101	—	—	—	—	—

Inversora Bolivar S.A. (1)	2008	—	—	—	—	324	7,927	—	—	—	—	—
	2007	537	—	—	(16)	(294)	(369)	—	—	(394)	—	—

Abril S.A. (1)	2008	—	—	—	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—	—	—	—

Alto Palermo S.A. (APSA) (1)	2008	636	—	—	—	—	9,789	—	—	—	2,158	—
	2007	26	—	—	(753)	—	9,798	—	—	—	—	—

Banco Hipotecario S.A. (3)	2008	—	—	—	—	—	—	—	—	—	—	—
	2007	—	—	12	—	—	—	—	—	—	—	—

Banco Crédito y Securtización (3)	2008	—	—	—	—	—	—	—	—	—	—	—
	2007	1	—	—	—	—	—	—	—	—	—	—

Canteras Natal Crespo S.A. (5)	2008	—	—	—	—	—	90	—	—	—	—	—
	2007	40	—	—	—	—	26	—	—	—

Cresud S.A.C.I.F. y A. (2)	2008	372	—	—	—	—	—	—	—	—	—	—
	2007	26	—	—	(148)	—	—	—	—	(2,960)	—	—

Dolphin Fund PLC (4)	2008	—	—	—	—	—	—	—	—	—	—	—
	2007	—	—	10,644	—	—	1,400	—	—	—	—	—

Fundación IRSA (4)	2008	—	—	—	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	(56)	—	—	—

Hoteles Argentinos S.A. (1)	2008	—	—	—	—	—	229	—	—	—	—	—
	2007	—	—	—	—	—	285	—	—	—	—	—

Llao Llao Resorts S.A. (1)	2008	—	132	—	—	—	3,271	451	—	—	—	—
	2007	96	48	—	—	—	995	—	—	—	—	—

E-Commerce S.A. (1)	2008	—	—	—	—	—	—	4	—	—	—	318
	2007	—	—	—	—	—	—	—	—	—

Rummalaa S.A. (5)	2008	—	—	—	—	—	81	—	—	—	—	—
	2007	—	—	—	—	—	13	59	—	—	—	—

Ritelco S.A. (1)	2008	—	—	—	—	—	66	—	—	—	—	1,729
	2007	—	—	—	—	—	59	—	—	(810)	—	—

Patagonian Investment S.A. (1)	2008	—	—	—	—	—	116	—	—	—	—	—
	2007	—	—	—	—	—	400	—	—	—	—	—

Tarshop S.A. (1)	2008	157	1,495	—	—	—	—	96	—	—	—	—
	2007	—	75	—	—	—	—	—	—	—	—	—

Préstamos al personal (4)	2008	—	—	—	—	—	15	—	—	—	—	—
	2007	—	—	—	(16)	—	6	—	—	(1)	—	—

Estudio Zang, Bergel & Viñes (4)	2008	—	—	—	—	—	—	1,187	—	—	—	—
	2007	—	—	—	—	—	—	128	—	—	—	—

Directores (4)	2008	—	—	—	—	—	—	3,862	—	—	—	—
	2007	—	—	—	—	—	—	(3,076)	—	—	—	—

CYRSA (5)	2008	—	—	—	—	—	6	—	—	—	—	—
	2007	—	23	—	—	—	—	—	—	—	—	—

Nuevas Fronteras S.A. (1)	2008	—	—	—	—	—	—	—	—	—	—	—
	2007	—	—	—	(9)	—	3	—	—	—	—	—

Solares de Santa Maria S.A. (1)	2008	—	—	—	—	—	138	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—	—	—	—

Consultores Assets Management (4)	2008	—	—	—	—	—	—	—	—	—	—	—
	2007	4	—	—	—	—	—	—	—	—	—	—

Consorcio Libertador S.A. (4)	2008	—	—	—	—	—	565	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—	—	—	—

Totales 2008		1,165	1,627	—	—	324	22,870	5,600	—	—	2,158	2,047

Totales 2007		730	146	10,656	(942)	(294)	12,717	(2,889)	(56)	(4,165)	—	—

(1)	Subsidiary (direct or indirect)
(2)	Shareholder / Subsidiary’s shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party
(5)	Direct or indirectly joint control Other related party transactions. See Notes 18 and 37 to the Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 11:	(Continued)

c. The composition of equity loss from related companies is as follows:

	Loss	Loss
	June 30, 2008	June 30, 2007
Gain on equity investments	710	127,572
Eliminations of intercompany results	(14,541)	(204,578)
Amortization of goodwill and lower/higher values/purchase expenses	1,884	1.992

	(11,947)	(75,014)

NOTE 12:	COMMON STOCK

a.	Common stock

As of June 30, 2008, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors’ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors’ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors’ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors’ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors’ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors’ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors’ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors’ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors’ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors’ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors’ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors’ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors’ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors’ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors’ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors’ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors’ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors’ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors’ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors’ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors’ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors’ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors’ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors’ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors’ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors’ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors’ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors’ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors’ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors’ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors’ Meeting (2)	12.31.2007	03.12.2008

	578,676

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 12:	(Continued)

(1)	Conversion of negotiable obligations and exercised of warrants. See Note 14.
(2)	Exercise of options mentioned in Note 14.

b. Restriction on the distribution of profits

i.	In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

ii.	See Note 22.

NOTE 13:	RESTRICTED ASSETS

i.	The Company had a first degree mortgage on the property identified as “Bouchard 710” amounting to US$ 17,250, as guarantee of the amount owed for the purchase of the referred building which matured on May 26, 2008, and is totally cancelled.

ii.	The Company has a mortgage on the “Suipacha 652” building, as a guarantee for its obligation to construct a building and the transference of some of the units to be constructed in such building as balance of price for the acquisition of the plot located at Libertador 1755 (Note 40 to the Consolidated Financial Statements).

NOTE 14:	NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

In November 2002, the Company issued Negotiable Obligations Convertible into shares for a nominal value of US$ 100,000, falling due in the year 2007, bearing interest at an annual rate of 8%, payable semi-annually in arrears and which, at the time of their conversion, provide the right to subscribe 100,000,000 common shares (warrants).

The conversion price of the Negotiable Obligations was US$ 0,54505 and the exercise price of the warrants was US$ 0,6541. The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1,8347 shares (0.1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the warrant. Convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company’s financial debt at the time of such subscription.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 14:	(Continued)

The convertible negotiable obligations and the option to purchase additional shares matured in November 2007.

As of June 30, 2007, the Company had Negotiable Obligations for US$ 18,904,946 and warrants outstanding for US$ 43,226,409.

During the fiscal year ended on June 30, 2008, Negotiable Obligations amounting to 18,847,289 were converted (generating an increase in common stock of 34,582,162) and US$ 58 were paid in Negotiable Obligations. Consequently, all the Negotiable Obligations issued were fully cancelled.

During the fiscal year ended on June 30, 2008, the amount of 43,123,215 warrants was exercised. Therefore, there was an increase in common stock of 79,125,142 and incoming funds for US$ 51,756.

As of November 14, 2007, the Negotiable Obligations have been fully paid and warrants have been exercised as indicated as follows:

	Outstanding Convertible Negotiable Obligations (N.V. US$)	Common stock (outstanding shares)	Funds received for exercised warrants, in dollars
As of the date of issue of the Convertible Negotiable Obligations	100,000,000	211,999,273	—

Post conversion (NOV - 14 - 2007)	—	578,676,460	119,894,454

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 15:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the year	Balances at period-end
Non-current deferred assets and liabilities
Cash and Banks	583	(408)	175
Investments	(2.807)	980	(1.827)
Mortgages and leases receivable	(229)	344	115
Other receivables and prepaid expenses	58.439	5.601	64.040
Inventories	(24.730)	18.632	(6.098)
Fixed assets, net	(2.901)	(657)	(3.558)
Tax loss carryfowards	—	843	843
Financial loans	(2.971)	319	(2.652)
Salaries and social security payable	—	22	22
Other liabilities	765	5.805	6.570

Total net deferred assets	26.149	31.481	57.630

Net assets at year end derived from the information included in the above table amount to Ps. 57,630.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the fiscal years ended June 30, 2008 and 2007, respectively:

Items	June 30, 2008	June 30, 2007
Net income for the year (before income tax)	59,485	134,657
Current income tax rate	35%	35%

Net income for the year at the tax rate	20,820	47,130
Permanent differences at the tax rate:
- Restatement into constant currency	2,355	25,006
- Donations	157	156
- Loss on equity investees	4,182	26,255
- Elimination of intercompany results	(5,089)	(58,282)
- Loss on sales of equity investees	(198)	—
- Holding results on Participation Certificates (Trust)	(150)	(59)
- Tax on personal assets	1,884	2,060
- Sundry permanent differences	535	9,167
- Allowance on deferred assets	—	(26,852)

- Income tax and deferred tax charge for the year	24,496	24,581

- MPIT charge for the year	(19,886)	2,979

Total income tax and MPIT charged for the year	4,610	27,560

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 16:	ADCQUISITION OF THE DOCK DEL PLATA BUILDING

In November 2006 the Company subscribed a deed for transference of ownership of the “Dock del Plata” building in the amount of U$S 8,8 million. The operation also included the transference of effective lease agreements in favor of the Company.

NOTE 17:	SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On June 15, 2007 the Company sold 26,410,150 shares of Banco Hipotecario S.A. to Inversora Bolivar S.A. in the price of Ps. 3.09 per share (market value) being the amount of the transaction Ps. 81,607.

Inversora Bolivar S.A. should cancel the transaction in four-year term with an annual interest rate of 11%.

As of June 30, 2008 the holding in Banco Hipotecario S.A. amounts to 75,000,000 shares.

NOTE 18:	COMMERCIALIZATION OF DIQUE III

a)	Plot 1c) Dique III:

In September 2004, the Company and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a commitment of barter contract whereby the Company delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, housing unit, parking lots and parking spaces, representing in the aggregate 28.50% of the square meters built in the building constructed by DYPSA. The transaction amounted to US$ 8,030. As a guaranty for the transaction, DYPSA set up a first degree mortgage for US$ 8,030 plot in favor of IRSA.

During the fiscal year DYPSA transferred to the Company the possession of all of the individual storage spaces and parking lots in a total amount of US$ 487, corresponding to the barter for the plot 1c).

The Company signed preliminary sales agreements for certain units to be received which where valued at its net realizable value. The increase for this method of valuation amounted to Ps. 21,012; of which Ps. 2,618 and Ps. 18,394 were recorded as of June 30, 2008 and 2007, respectively.

b)	Plot 1e) Dique III:

In June 2006, the Company and DYPSA signed a barter contract whereby the Company delivered DYPSA plot 1e) of Dique III in exchange for receiving, within a maximum term of 36 months, house units, parking and storages representing in the aggregate 31.50% of the square meters built in the building to be constructed by DYPSA. The value of the transaction to amount of US$ 13.530.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 18:	(Continued)

In November 2007, the Company and DYPSA resolved the substitution of the mentioned exchange for a payment of US$ 18,250, which was fully collected as of June 30, 2008.

NOTE 19:	CABALLITO PLOT OF LAND– BARTER CONTRACT

In May 2006 Koad S.A. (Koad) and the Company entered into a barter agreement valued at US$ 7,500 by which the Company sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build a building group called “Caballito Nuevo”. As consideration Koad paid an amount of US$ 50 and the balance of US$ 7,450 will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery.

Furthermore, Koad encumbered with a mortgage the plot subject to this transaction in the amount of US$ 7,450 and constituted insurance for US$ 2,000 and is going to constitute another one for US$ 500 at the time the units are transferred.

During the fiscal year, the building was included in the Pre-apartments Regime and the complementary deed was signed. Such deed includes a detail of the units to be received by the Company.

NOTE 20:	PURCHASE OPTION OF REPUBLICA BUILDING

In December 2006 the Company signed with Banco Comafi S.A., acting as trustee of “Fideicomiso República”, an irrevocable purchase and sale option contract for US$ 74,000 regarding a building located in the City of Buenos Aires (including the transfer of all the pertinent rental agreements effective at the date the option was signed), known as “Edificio Tucumán 1 – República”, recently acquired by the trustee in a public auction. At the moment of the title deed, 50% of the purchase price will be paid and the balance (the remaining 50%) will be paid in five annual, equal and consecutive installments at an annual, fixed annual interest rate of 8% payable semiannually. The balance has been secured by a mortgage set up on the same building.

In April 2008 the Company subscribed the purchase option for the building and the transfer deed was signed paying US$ 70,277 as an only payment, due to a part of it was paid with a mortgage loan granted by Banco Macro for an amount of US$ 33,558 payable in five equal, annual and consecutive installments (first due in April 2009) with an semiannually interest rate of 12% annual nominal.

On May 6, 2008 an advisory opinion was filed with the National Commission for the Defense of the Competition (CNDC) as regards the need to notify such operation as one of economic concentration. The CNDC resolved that, in effect, such operation had to be reported. The Company objected such decision in the local courts. To date, the local courts have not decided on such appeal.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 21:	ACQUISITION OF THE BOUCHARD BUILDING

In December 2006 the Company submitted an offer to Banco Río de la Plata S.A. -the latter as trustee of “Fideicomiso Financiero Edificio La Nación”- to acquire a building located in Bouchard 551/557 in the City of Buenos Aires, covering 33,324 square meters of surface area, totally leased. The offer, which was accepted by the seller the same day of its presentation, consisted in the acquisition by the Company of the building and the transferring to the Company of all the lease contracts effective at the time of acquisition. The price offered by the Company was US$ 84,100 the amount of US$ 15,000 having been paid at the time of the offer. On March 15, 2007, the Company was granted the title deed and the possession of the premises and the price balance in the amount of US$ 69,100 was paid.

After the title deed was granted, an inquiry was submitted to the National Commission on Defense of the Competition (NCDC) with regard to the need for reporting such transaction as economic concentration. The NCDC decided that the operation referred to above should be notified and the pertinent court ratified such decision. Consequently, on April 22, 2008 the notice of the operation was filed with the NCDC. To date, such matter is still to be resolved.

On January 9, 2008, the Company sold, assigned and transferred the undivided 29.85% of the BOUCHARD PLAZA building located at Bouchard 551 of the City of Buenos Aires known as “Edificio La Nación”, for an amount of US$ 34,4 million as well as the effective possession of such property to Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial (Techint).

This transaction generated a profit of Ps. 19,0 million. The lease contracts previously entered into were assigned together with the sale of the undivided 29.85% of the building.

In January the Company and Techint filed a consulting opinion with the National Commission on Defense of the Competition in order to issue an opinion concerning the need to report such operation as one of economic concentration. On July 4, 2008 the NCDC informed that it was not necessary to report such sale.

NOTE 22:	ISSUANCE OF NEGOTIABLE OBLIGATIONS

On February 2, 2007, the Company issued Negotiable Obligations for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Negotiable Obligations in a nominal value of up to US$ 200 million authorized by the National Securities Commission by means of Resolution No 15,529 of December 7, 2006 and 15,537 of December 21, 2006. The issue was approved both by the Shareholders’ Meeting held on October 31, 2006 and by the Board of Directors’ Meeting of November 22, 2006. The Negotiable Bonds accrue an annual fixed interest rate of 8.5%, payable every six months on February 2 and August 2, starting August 2, 2007. The Principal will be fully paid on maturity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 22:	(Continued)

These bonds include an obligation that limits our capacity to pay dividends, which cannot exceed the amounts that follow:

•	50% of our consolidated accumulated profit and loss, net; or

•	75% of our consolidated accumulated profit and loss, net provided our consolidated coverage rate of interest for the four last consecutive quarters is at least 3.0 over 1; or

•	100% of our consolidated accumulated profit and loss, net provided our consolidated coverage rate of interest for the four last consecutive quarters is at least 4.0 over 1; or

•

100% of the total net in cash (with certain exceptions) and the fair market price of the properties, with the exception of the cash received either by us or by our restricted subsidiaries for (a) any contribution to our capital or to the capital of our restricted subsidiaries or the issue and sale of the qualified shares of our company or of our restricted subsidiaries subsequent to the issue of our negotiable bonds to be matured in 2017, or (b) the issue and subsequent sale of the issue of our negotiable bonds to be matured in 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been changed in qualified shares of our company or exchanged for such shares.

For better information it is recommend to see the issuance prospectus.

NOTE 23:	ACQUISITION OF 50% OF BANKBOSTON BUILDING

In August 2007, the Company signed the transfer deed for the 50% of the building known as “Tower BankBoston” located at Carlos María Della Paolera N° 265, Autonomous City of Buenos Aires. This building, one of the most modern and well known office buildings in Buenos Aires, was designed by the world-wide reknowed architect César Pelli and covers 31,670 square meters of surface area.

The Company paid for the acquisition of the 50% of this building US$ 54,000.

This acquisition is considered as a business combination (See Note 1.5.l.).

NOTE 24:	OFFER FOR THE ACQUISITION OF A COMPANY

On May 2008 the Company signed an offer for acquiring a company, which to the date of transference of the shares should be the owner of certain plots of land in the City of Montevideo, Uruguay. The Company intends to develop an Urban Project.

The price for the sale of all the shares will be US$ 7 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

In thousand of pesos

NOTE 25:	SIGNIFICANT OPERATIONS OF THE YEAR

a)	Acquisition of a plot of land in Luján

In May 2008 the Company and Birafriends S.A. entered into a preliminary sales contract with possession by which IRSA committed itself to acquire a fraction of land located in the Luján District, Province of Buenos Aires, in the total amount of US$ 3,000 paying at the time of signing the contract the amount of US$ 1,200. The remaining amount will be paid at the time of signing the pertinent deed for transference of ownership of the real estate (that is, within 180 days of entering into the preliminary sales contract).

b)	Barter transaction with Cyrsa

The Company signed with Cyrsa a deed of exchange for US$ 12,600 by which IRSA handed over to Cyrsa a plot of land in the Caballito neighborhood. On its part, Cyrsa committed itself to build a housing real estate development in such plot. In a first stage two buildings will be constructed and a third future building will be developed in the second stage, upon Cyrsa´s election.

As consideration Cyrsa will pay US$ 120 and the balance will be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land.

If Cyrsa decides not to construct the third building to the most by June 2010, then IRSA will receive the functional unit having the right to over-raise the future third building.

To guarantee the compliance with its obligations Cyrsa has mortgaged the plot of land in the amount of US$ 12,600.

This transaction generated a gross result before income tax and MPIT of Ps. 29.1 million, which was eliminated in accordance with the ownership of Cyrsa S.A.

c)	Adquisition of Museo Renault

In December 2007 the Company subscribed the deed for transference of ownership of certain functional units of the “Palacio Alcorta” or “Museo Renault” real estate in the amount of US$ 3,200.

This acquisition is considered a business combination (See Note 1.5.l.).

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the fiscal years beginning on July 1, 2007

and ended June 30, 2008

compared with the year ended June 30, 2007

In thousand of pesos

Exhibit A

					Depreciation
						For the year
Items	Value at beginning of year	Increases and Transfers	Deductions and Transfers	Value at year end	Accumulated at beginning of year	Increase, deductions and Transfers	Amount (1)	Accumulated at year end	Allowances for impairment (2)	Net carrying value as of June 30, 2008	Net carrying value as of June 30, 2007
Furniture and fixtures	1,675	50	(6)	1,719	1,611	—	50	1,611	—	58	64
Machinery, equipment and computer equipment	6,126	485	—	6,611	5,167	—	575	5,742	—	869	959
Leasehold improvements	6,737	16	—	6,753	6,260	—	274	6,534	—	219	477
Vehicles	130	—	—	130	78	—	26	104	—	26	52
Work in progress Bolivar 108	—	335	—	335	—	—	—	—	—	335	—
Work in progress reforma oficina intercontinental	—	418	—	418	—	—	—	—	—	418	—
Work in progress (Real State y FPA)	—	458	—	458	—	—	—	—	—	458	—
Advances for fixed assets	—	39	—	39	—	—	—	—	—	39	—
Real Estate:
Av. de Mayo 595	7,339	—	—	7,339	2,148	—	234	2,382	—	4,957	5,134
Av. Madero 942	3,277	—	—	3,277	809	—	183	992	—	2,285	2,468
Bouchard 551	244,548	—	(83,891)	160,657	2,649	(2,272)	5,054	5,431	—	155,226	241,899
Bouchard 710	72,460	—	—	72,460	4,070	—	1,085	5,155	—	67,305	68,390
Constitución 1111	1,338	—	—	1,338	312	—	43	355	—	983	777
Constitución 1159	8,762	—	—	8,762	—	—	—	—	(4,662)	4,100	2,050
Costeros Dique IV	23,337	—	—	23,337	2,462	—	588	3,050	—	20,287	20,875
Della Paolera 265	—	174,339	—	174,339	—	—	2,581	2,581	—	(3) 171,758	—
Dique 2 M10 (II) Building. A	21,184	—	—	21,184	2,713	—	549	3,262	—	17,922	18,471
Dock del Plata	26,944	—	—	26,944	750	—	540	1,290	—	25,654	26,194
Edificio Republica	—	229,910	—	229,910	—	—	1,143	1,143	—	228,767	—
Laminar Plaza	33,513	—	—	33,513	4,326	—	845	5,171	—	28,342	29,187
Libertador 498	51,152	—	—	51,152	10,091	—	1,429	11,520	—	39,632	41,061
Libertador 602	3,486	—	—	3,486	655	—	99	754	—	2,732	2,831
Stores Cruceros	293	—	—	293	8	—	8	16	—	277	285
Madero 1020	2,188	—	(1,214)	974	494	(312)	96	278	—	696	1,694
Maipú 1300	52,632	61	—	52,693	10,285	—	1,379	11,664	—	41,029	42,347
Museo Renault	—	8,503	—	8,503	—	—	95	95	—	(4) 8,408	—
Works in progress Dique IV	9,684	26,703	—	36,387	—	—	—	—	—	36,387	9,684
Reconquista 823	24,756	8	—	24,764	5,663	—	656	6,319	—	18,445	19,093
Rivadavia 2768	334	—	—	334	39	—	26	65	—	269	295
Sarmiento 517	485	—	—	485	37	—	18	55	(67)	363	98
Suipacha 652	17,010	—	—	17,010	4,718	—	452	5,170	—	11,840	12,292
Torre Renoir I	1,520	—	—	1,520	5	—	24	29	—	1,491	1,515

Total as of June 30, 2008	620,910	441,325	(85,111)	977,124	65,350	(2,584)	18,052	80,818	(4,729)	891,577	—

Total as of June 30, 2007	347,937	283,486	(10,513)	620,910	51,946	103	13,301	65,350	(7,368)	—	548,192

(1)	The accounting application of the depreciation for the year is set forth in Exhibit H
(2)	Disclosed net of depreciation for the year amounting to Ps. 36 (Exhibit H) and the recovery of allowances for impairment. (gain from operations and holdings of real estate assets)
(3)	Includes Ps. 6,295 related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(4)	Includes Ps. 3,438 related to goodwill generated in the purchase price allocation (See Note 1.5.I.).

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the fiscal years beginning on July 1, 2007

and ended June 30, 2008

compared with the year ended June 30, 2007

In thousand of pesos

Exhibit B

	Balances as of beginning of year	Increases	Balances as of year end	Accumulated at beginning of year	For the year (1)	Accumulated at year end	Net carrying value as of June 30, 2008	Net carrying value as of June 30, 2007
Intangible Assets – saving expenses
- Della Paolera 265	—	5,767	5,767	—	1,627	1,627	4,140	—
- Museo Renault	—	198	198	—	46	46	152	—
- Edificio República	—	555	555	—	4	4	551	—

Totals as of 30.06.08	—	6,520	6,520	—	1,677	1,677	4,843

Totals as of 30.06.07	—	—	—	—	—	—	—	—

(1)	Amortizations are disclosed in Exhibit H.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2008 and 2007

In thousand of pesos

Exhibit C

							Issuer’s information (1)
									Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value as of June 30, 2008	Book value as of June 30, 2007	Main activity	Legal address	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity	(1) Interest in capital stock
Current Investment

Boden (2)	US$	0.001	500		1	2
Cédulas Hipotecarias Argentina (2)	Ps.	0.001	272,220		259	411

Total current investments as of June 30, 2008					260

Total current investments as of June 30, 2007					—	413

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2008 and 2007

In thousand of pesos

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at June 30, 2008	Book value at June 30, 2007	Issuer’s information (1)						Interest in Capital Stock (1)
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)	Income (loss) for the period	Shareholders’ equity
Pereiraola S.A.I.C.I.F.y A.	Common 1 vote	0.001	1,571,168	1,308	1,357	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	06.30.08	3,142	(276)	2,617	50.00%
	Irrevoc. Contrib.			—	20
	Higher Inv. Value			7,553	7,553

Palermo Invest S.A. (1) (6)	Common 1 vote	0.001	76,685,772	165,353	170,642	Investment	Bolívar 108 floor 1, Buenos Aires	06.30.08	78,251	(5,398)	207,583	98.00%
	Higher Inv. Value			30,018	31,478
	Purchase expenses			480	489
	Goodwill			(42,308)	(44,452)

Hoteles Argentinos S.A.	Common 1 vote	0.001	11,053,272	20,803	13,017	Hotel operations	Av. Córdoba 680, Buenos Aires	06.30.08	13,817	1,388	26,003	80.00%
	Irrevoc. Contrib.			—	3,531
	Higher Inv. Value			1,555	1,687
	Purchase expenses			38	41

Alto Palermo S.A. (2)	Common 1 vote	0.001	49,535,305	536,255	513,825	Real estate investments	Moreno 877 floor 22, Buenos Aires	06.30.08	78,206	85,570	853,756	63.34%
	Goodwill			(27,217)	(28,617)
	Higher Inv. value			5,822	6,177

Patagonian Investment S.A. (6)	Common 1 vote	0.001	3,668,859	3,368	62	Real estate investments	Florida 537 floor 18, Buenos Aires	06.30.08	3,782	(379)	3,522	97.00%
	Irrevoc. Contrib			48	35
	Purchase expenses			1	1

Llao – Llao Resort S.A.	Common 1 vote	0.001	14,247,506	11,465	14,139	Hotel operations	Florida 537 floor 18, Buenos Aires	06.30.08	28,495	(5,349)	22,929	50.00%
	Purchase expenses			174	187

Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500	5,444	5,181	Banking	Tte. Gral Perón 655, Buenos Aires	06.30.08	(4) 62,500	(4) (2,522)	(4) 111,226	5.10%

Ritelco S.A.	Common 1 vote	0.001	66,970,394	191,518	224,658	Investments	Zabala 1422, Montevideo, Uruguay	06.30.08	66,970	(33,154)	219,088	100.00%
	Irrevoc. Contrib.			27,340	27,340

Banco Hipotecario S.A. (3)	Common 1 vote	0.001	75,000,000	125,519	130,068	Banking	Reconquista 151 floor 1, Buenos Aires	06.30.08	(4) 1,500,000	(4) 9,511	(4) 2,651,734	5.00%
	Goodwill			(2,116)	(2,255)

Canteras Natal Crespo S.A.	Common 1 vote	0.001	149,760	(398)	32	Extraction and sale of arids	Caseros 85, Office 33 Córdoba	06.30.08	300	(858)	(795)	50.00%
	Goodwill			4,842	4,842
	Purchase expenses			319	319

Inversora Bolivar S.A.	Common 1 vote	0.001	809,330	4,137	4,105	Acquisition, building	Bolivar 108 floor 1 , Buenos Aires	06.30.08	44,048	(6,724)	240,158	1.84%

Quality Invest S.A. (7)	Common 1 vote	0.001	95,000	90	—	Real estate investments	Bolivar 108 floor 1, Buenos Aires	06.30.08	100	(1)(6)	94	95.00%

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2008 and 2007

In thousand of pesos

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at June 30, 2008	Book value at June 30, 2007	Issuer’s information (1)						Interest in Capital Stock (1)
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)	Income (loss) for the period	Shareholders’ equity
E-Commerce Latina S.A. (7)	Common 1 vote	0.001	1,455,037	3,353	—	Direct or indirect	Florida 537 floor 18, Buenos Aires	06.30.08	1,617	126	3,876	90.00%
	Irrevoc. Contrib			135	—	Interest in companies
						Related to Communication media

Rummaala S.A. (5)	Common 1 vote	0.001	4,314,719	3,829	33,795	Acquisition, building and buying and selling of real estate	Moreno 877 floor 21, Buenos Aires	06.30.08	43,147	(4,134)	38,290	10.00%
	Higher Inv. value			—	39,728

CYRSA S.A. (5)	Common 1 vote	0.001	21,545,357	3,850	38	Real estate investments	Bolivar 108 floor 1, Buenos Aires	06.30.08	43,091	(6,282)	36,782	50.00%
	Purchase expenses			1	1

Solares de Santa María S.A.	Common 1 vote	0.001	283,427,390	116,931	116,944	Real estate investments	Bolívar 108 floor 1, Buenos Aires	06.30.08	314,919	(14)	314,947	90.00%

Financel Communications S.A. (7)	Common 1 vote	0.001	240,000	4	—	Promotion and management	Bolívar 108 floor 1, Buenos Aires	06.30.08	300,000	(360)	6	80.00%
						Of electronic payment systems
						Of goods and services

Manibil S.A.	Common 1 vote		5,880	(394)	—	Real estate investment And building	Del Libertador Ave. 498 floor 10 of. 6	06.30.08	12	(369)	23,504	49.00%
	Irrevoc. Contrib			23,892	—

	Goodwill			10	—
Advances for share purchases				4,592	—

Total non-currents investments as of June 30, 2008			1,227,614

Total non-currents investments as of June 30, 2007				1,275,968

(1)	These holdings do not include irrevocable capital contributions.
(2)	Quotation price of APSA’s shares at June 30, 2008 is Ps. 11.50. Quotation price of APSA’s shares at June 30, 2007 is Ps. 14.5
(3)	Quotation price of Banco Hipotecario’s shares at June 30, 2008 is Ps. 1.13 (See Note 17 to the Basic Financial Statements). Quotation price of Banco Hipotecario’s shares at June 30, 2007 is Ps. 3.27
(4)	The amounts pertain to the audited financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company’s investment, the necessary adjustments were considered in order to adjust the audited financial statements to generally accepted accounting principles in Argentina.
(5)	See Note 40 to the Consolidated Financial Statements.
(6)	See Note 32 to the Consolidated Financial Statements.
(7)	See Note 42 to the Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of June 30, 2008 and 2007

In thousand of pesos

Exhibit D

Items	Value as of June 30, 2008	Value as of June 30, 2007
Current Investments
Mutual funds (1)	20,338	20,725
Convertible Note APSA 2014 – Accrued interest (2)	4,393	4,357
Other investments (2)	—	125
IRSA I Financial Trust Exchangeable Certificates (2)	—	88

Total current investments as of June 30, 2008	24,731	—

Total current investments as of June 30, 2007	—	25,295

Non-current investments
Caballito plots of land	—	9,223
Pilar	3,408	3,408
Lujan	9,510	—
Torres Jardín IV	3,030	3,010
Padilla 902 (3)	101	94

Subtotal undeveloped parcels of lands	16,049	15,735

Convertible Note APSA 2014 (4)	96,008	98,166
IRSA I Trust Exchangeable Certificates	544	571
Art works	40	40

Subtotal others investments	96,592	98,777

Total non-current investments as of June 30, 2008	112,641	—

Total non-current investments as of June 30, 2007	—	114,512

(1)	Includes as of June 30, 2008, Ps. 3,027 corresponding to NCH Development Partner Fund not considered cash equivalent for purposes of presenting the statement of cash flows, and as of June 30, 2007, Ps. 3,085 corresponding to NCH Development Partner Fund, Ps. 1,749 corresponding to Goal Capital Plus Fund – Clase B - Banco Itau Ps. 3,056 corresponding to Premier Renta Plus – Banco Superville Fund, Ps. 6,280 corresponding to Delta Ahorro Pesos – Raymond James Argentina Fund, not considered cash equivalent for purposes of presenting the statements of cash flows.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment amounting to Ps. 259 (See comments in Note 1.5.i.).
(4)	See Note 22 to the Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the fiscal year beginning on July 1, 2007

ended June 30, 2008

compared with the year ended June 30, 2007

In thousand of pesos

Exhibit E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of June 30, 2008	Carrying value as of June 30, 2007
Deducted from assets:
Allowance for Impairment of fixed assets (2)	7,368	—	(2,639)	4,729	7,368
Allowance for doubtful accounts (1)	331	301	—	632	331
Allowance for Impairment of undeveloped parcels of land (4)	286	—	(27)	259	286

From liabilities:
Provision for lawsuits (3)	6	77	(16)	67	6

Total as of June 30, 2008	7,991	378	(2,682)	5,687	—

Total as of June 30, 2007	11,165	163	(3,337)	—	7,991

(1)	Increases are disclosed in Exhibit H.
(2)	The decreases are related to the allowance for impairment recovery for Ps. 2,603 and the depreciation of the fiscal year for Ps. 36 (See Exhibit H).
(3)	Increases are disclosed in Note 10.
(4)	The decreases are related to the allowance for impairment recovery for Ps. 27.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the fiscal year beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

In thousand of pesos

Exhibit F

Items	Total as of June 30, 2008 Ps.	Total as of June 30, 2007 Ps.
I. Cost of sales
Stock as of beginning of year	113,508	134,805
Plus (less):
Purchases for the year	95	4,599
Barter of Caballito plot of land	37,939	—
Expenses (Exhibit H)	2,940	867
Transfers to other receivables	—	(1,773)
Decrease in mortgages payable	—	(3,632)
Exchange differences	—	133
Transfers to fixed assets	—	(1,521)
Transfers from fixed assets	—	10, 513
Transfers from undeveloped parcels of land	9,222	114,464
Transfers from investments	—	2,479
Less:
Stock as of end of the period	(109,131)	(113,508)

Subtotal	54,573	147,426

Plus:
Cost of sale of Bouchard 551	91,364	—
Cost of sale of Madero 1020	902	—
Cost of sale of Abril S.A.	—	75
Gain from valuation of inventories at net realizable value	2,543	20,226

Cost of sales (1)	149,382	167,727

II. Cost of leases
Expenses (Exhibit H)	19,710	13,509

Cost of leases	19,710	13,509

III. Cost of services fees
Expenses (Exhibit H)	—	916

Cost of services fees	—	916

Total costs of sales, leases and services	169,092	182,152

(1)	As of June 30, 2008 and 2007, the total costs of sales of buildings include Ps. 146 and Ps. 1,253, respectively, corresponding to the net realizable value included in the sold items.

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of June 30, 2008 and 2007

In thousand of pesos

Exhibit G

Items	Class	Amount in foreign currency	Prevailing exchange rate		Total as of June 30, 2008	Total as of June 30, 2007
Assets
Current assets
Cash and banks
Cash	US$	3	2.9850	(1)	10	14
Cash	Euros	4	4.7011	(1)	18	6
Cash	Pounds	—	5.9446	(1)	2	2
Cash	Real	1	1.6900	(1)	2	1
Banks	US$	23,235	2.9850	(1)	69,356	27,876
Banks	Euros	117	4.7011	(1)	552	479
Banks	Yens	—	—		—	29,070
Investments
Boden 2013	US$	—	2.9850	(1)	1	2
Mutual Funds	US$	6,813	2.9850	(1)	20,338	5,510
Accrued interest Convertible Note APSA 2014	US$	1,452	3.0250	(1)	4,393	4,357
Banco Ciudad de Bs. As. Bond	Euros	—	—		—	123
Accrued interest	Euros	—	—		—	2

Mortgages and leases receivable net
Mortgages and leases receivable net	US$	811	2.9850	(1)	2,420	5,222
Mortgages and leases receivable net	Euros	2	4.7011	(1)	7	—
Related parties	US$	361	3.0250	(1)	1,092	1,967
Other credits
Prepaid expenses	US$	4	2.9850	(1)	12	141
Related parties	US$	9,044	3.0250	(1)	27,357	32,121
Credit default SWAP	US$	153	2.9850	(1)	457	785
Others	US$	—	—	(1)	—	137

Total current assets					126,017	107,815

Non current assets
Investments
Purchases advances	US$	200	2.9850	(1)	597	—
Accrued interest Convertible Note APSA 2014	US$	31,738	3.0250	(1)	96,008	98,166
Mortgages and leases receivable net
Mortgages and leases receivable net	US$	89	2.9850	(1)	266	168
Mortgages and leases receivable net	Euros	—	—	(1)	—	12
Related parties	US$	—	—	(1)	—	929
Other credits
Related parties	US$	2,027	3.0250	(1)	6,132	3,486
Credit default SWAP	US$	1,065	2.9850	(1)	3,178	3,096

Total non current assets					106,181	105,857

Total Assets as of June 30, 2008					232,198

Total Assets as of June 30, 2007						213,672

Liabilities
Current Liabilities
Trade accounts payable	US$	115	3.0250	(1)	349	1,119
Trade accounts payable	Euros	3	4.7011	(1)	12	18
Related parties	US$	65	3.0250	(1)	196	—
Mortgages payable	US$	—	—	(1)	—	14,755
Customer advances	US$	7,924	3.0250	(1)	23,969	21,644
Short–term debt	US$	15,804	3.0250	(1)	47,805	109,964
Taxes payable	US$	—	—	(1)	—	1,218
Other liabilities
Related parties	US$	4,908	3.0250	(1)	14,848	1,485
Guarantee deposits	US$	277	3.0250	(1)	839	2,095
Other liabilities	US$	218	3.0250	(1)	658	—
Miscellaneous	US$	—	—	(1)	—	380

Total current liabilities					88,676	152,678

Non current liabilities
Trade accounts payable	US$	1,800	3.0250	(1)	5,445	—
Long-term debt	US$	29,847	3.0250	(1)	90,286	574,863
Other liabilities
Related parties	US$	9,355	3.0250	(1)	28,298	15,303
Guarantee deposits	US$	1,089	3.0250	(1)	3,295	1,930

Total non current liabilities					127,324	592,211

Total liabilities as of 30.06.08					216,000

Total liabilities as of 30.06.07						744,889

(1)	Official selling and buying exchange rate as of June 30, 2008 (in thousands of pesos) in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the fiscal years beginning on July 1, 2007 and 2006

and ended June 30, 2008 and 2007

In thousand of pesos

Exhibit H

Items	Total as of June 30, 2008	Cost of leases	Cost of properties sold	Cost of services fees	Expenses	Recovered expenses	Expenses			Total as of June 30, 2007
							Administration	Selling	Financing
Interest and indexing adjustments	50,021	—	—	—	18	(18)	—	—	50,021	43,855
Depreciation and amortization	20,604	18,768	—	—	—	—	925	—	911	13,653
Salaries, bonus and social security charges	13,305	—	91	—	1,146	(1,146)	13,214	—	—	15,137
Fees and compensations for services	7,840	35	139	—	375	(375)	7,666	—	—	4,762
Directors fees	3,862	—	—	—	—	—	3,862	—	—	3,340
Bank expenses	4,140	—	—	—	125	(125)	4,140	—	—	3,949
Gross sales tax	4,989	—	—	—	12	(12)	—	4,989	—	12,047
Maintenance of buildings	1,409	619	660	—	3,546	(3,546)	130	—	—	2,135
Commissions and expenses from property sold	795	—	—	—	1	(1)	—	795	—	1,417
Travel expenses	767	—	—	—	—	—	767	—	—	576
Rents	803	—	—	—	491	(491)	803	—	—	448
Safety box and stock broking charges	275	—	—	—	—	—	275	—	—	528
Advertising and promotion	520	—	—	—	—	—	—	520	—	1,002
Traveling, transportation and stationery	433	—	—	—	11	(11)	433	—	—	184
Subscriptions and dues	254	—	—	—	124	(124)	254	—	—	159
Utilities and postage	163	—	—	—	2,741	(2,741)	163	—	—	130
Doubtful accounts	301	—	—	—	—	—	—	301	—	129
Taxes	2,469	288	2,050	—	1,225	(1,225)	131	—	—	46
Other expenses of personnel administration	233	—	—	—	77	(77)	233	—	—	270
Insurance	165	—	—	—	345	(345)	165	—	—	276
Courses	123	—	—	—	1	(1)	123	—	—	324
Security	6	—	—	—	2,553	(2,553)	6	—	—	6
Miscellaneous	2,092	—	—	—	564	(564)	832	—	1,260	1,477
Recovered expenses	—	—	—	—	(13,355)	13,355	—	—	—	—

Total as of June 30, 2008	115,569	19,710	2,940	—	—	—	34,122	6,605	52,192	—

Total as of June 30, 2007	—	13,509	867	916	—	—	31,624	14,595	44,339	105,850

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities

Balance sheet as of June 30, 2008 and June 30, 2007

In thousand of pesos

Exhibit I

		With maturity date												Interest
	Without term	Falling due	To due									Total with term	Total	No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
June 30, 2008
Assets
Investments	21,182	—	4,393	—	—	—	—	—	—	96,008	100,401	100,401	121,583	25,575	96,008	—
Receivables	119,638	5,023	22,395	66,832	2,069	1,321	21,080	94	70	124	113,985	119,008	238,646	122,595	107,626	8,425
Liabilities
Short and long-term debt	—	—	60,775	14,784	—	19,866	28,503	19,428	19,428	469,972	632,756	632,756	632,756	11,166	621,590	—
Other liabilities	12,661	248	22,124	43,279	1,132	3,574	31,111	2,769	339	5,529	109,857	110,105	122,766	79,540	580	42,646

June 30, 2007
Assets
Investments	21,710	—	4,569	—	—	—	—	—	—	98,166	102,735	102,735	124,445	26,279	98,166	—
Receivables	9,194	3,959	20,087	72,740	9,995	8,847	48,681	23,512	23,890	594	208,346	212,305	221,499	169,416	35,254	16,829
Liabilities
Short and long-term debt	—	—	20,352	77,664	9,338	9,338	65,306	45,607	—	516,047	743,652	743,652	743,652	69,346	631,191	43,115
Other liabilities	4,026	377	25,060	23,085	10,095	11,260	16,358	1,036	176	396	87,466	87,843	91,869	61,083	15,475	15,311

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2008

Stated in thousand of pesos

1.	None

2.	None

3.	Receivables and liabilities by maturity date

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
		06.30.2008	Current	09.30.2008	12.31.2008	03.31.2009	06.30.2009
Receivables	Mortgages and leases receivable	4,985	—	11,416	975	20	26	17,422
	Other receivables	38	1,985	11,020	65,857	2,049	1,296	82,245

	Total	5,023	1,985	22,436	66,832	2,069	1,322	99,667

Liabilities	Trade accounts payable	—	174	12,376	—	—	—	12,550
	Customer advances	—	—	1,158	24,066	482	482	26,188
	Short and long-term debt	—	—	60,811	14,748	(219)	20,085	95,425
	Salaries and social security payable	—	—	4,012	—	403	—	4,415
	Taxes payable	—	—	4,199	1,683	20	2,836	8,738
	Other liabilities	248	7,042	376	17,529	227	256	25,678

	Total	248	7,216	82,932	58,026	913	23,659	172,994

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2008

Stated in thousand of pesos

3.	(Continued)

Concepts		Without term (Point 3.b.)	To be due (Point 3.c.)
		Non current	09.30.2009	12.31.2009	03.31.2010	06.30.2010	09.30.2010	12.31.2010	03.31.2011	06.30.2011	09.30.2011
Receivables	Mortgages and lease receivable	—	36	23	23	23	23	23	23	23	23
	Other receivables and prepaid expenses	117,653	634	17,275	3,027	—	—	—	—	—	—

	Total	117,653	670	17,298	3,050	23	23	23	23	23	23

Liabilities	Trade accounts payables	5,445	—	—	—	—	—	—	—	—	—
	Customer advances	—	482	482	14	—	—	—	—	—	—
	Short and long-term debts	—	(219)	8,857	20,084	(219)	(219)	(219)	(219)	20,085	(219)
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	—	21	21	21	22	22	23	1,162	24	25
	Other liabilities	—	424	259	684	28,680	172	689	456	221	111

	Total	5,445	708	9,619	20,803	28,483	(25)	493	1,399	20,330	(83)

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2008

Stated in thousand of pesos

3.	(Continued)

Concepts		To be due (Point 3.c.)								Total
		12.31.2011	03.31.2012	06.30.2012	06.30.2013	06.30.2014	06.30.2015	06.30.2016	06.30.2017
Receivables	Mortgages and lease receivable	23	23	—	—	—	—	—	—	266
	Other receivables and prepaid expenses	—	—	—	—	2	122	—	—	138,713

	Total	23	23	—	—	2	122	—	—	138,979

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	5,445
	Customer advances	—	—	—	—	—	—	—	—	978
	Short and long-term debts	(219)	(219)	20,085	19,428	(875)	(875)	(875)	453,169	537,331
	Salaries and social security payable	—	—	—	—	—	—	—	—	—
	Taxes payable	25	26	26	111	111	—	—	—	1,640
	Other liabilities	126	—	—	91	—	—	5,221	—	37,134

	Total	(68)	(193)	20,111	19,630	(764)	(875)	4,346	453,169	582,528

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2008

Stated in thousand of pesos

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current			Total in local currency	Total in foreign currency	Total
		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Mortgages and leases receivable	13,903	3,519	17,422	—	266	266	13,903	3,785	17,688
	Other receivables and prepaid expenses	54,419	27,826	82,245	129,403	9,310	138,713	183,822	37,136	220,958

	Total	68,322	31,345	99,667	129,403	9,576	138,979	197,725	40,921	238,646

Liabilities	Trade accounts payable	11,994	556	12,550	—	5,445	5,445	11,994	6,001	17,995
	Customer advances	2,218	23,970	26,188	978	—	978	3,196	23,970	27,166
	Short and long-term debt	47,620	47,805	95,425	(6,705)	544,036	537,331	40,915	591,841	632,756
	Salaries and social security payable	4,415	—	4,415	—	—	—	4,415	—	4,415
	Taxes payable	8,738	—	8,738	1,640	—	1,640	10,378	—	10,378
	Other liabilities	9,333	16,345	25,678	5,541	31,593	37,134	14,874	47,938	62,812

	Total	84,318	88,676	172,994	1,454	581,074	582,528	85,772	669,750	755,522

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2008

Stated in thousand of pesos

4.b.	Breakdown of accounts receivables and liabilities by adjustment clause

Concepts		Current			Non-current			Total without adjustment clause	Total with adjustment clause	Total
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Mortgages and leases receivable	17,422	—	17,422	266	—	266	17,688	—	17,688
	Other receivables and prepaid expenses	82,245	—	82,245	138,713	—	138,713	220,958	—	220,958

	Total	99,667	—	99,667	138,979	—	138,979	238,646	—	238,646

Liabilities	Trade accounts payable	12,550	—	12,550	5,445	—	5,445	17,995	—	17,995
	Customer advances	26,188	—	26,188	978	—	978	27,166	—	27,166
	Short and long-term debt	95,425	—	95,425	537,331	—	537,331	632,756	—	632,756
	Salaries and social security payable	4,415	—	4,415	—	—	—	4,415	—	4,415
	Taxes payable	8,738	—	8,738	1,640	—	1,640	10,378	—	10,378
	Other liabilities	25,678	—	25,678	37,134	—	37,134	62,812	—	62,812

	Total	172,994	—	172,994	582,528	—	582,528	755,522	—	755,522

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2008

Stated in thousand of pesos

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Conceptos		Current				Non current						Non accruing interest	Total
		Accruing interest		Non accruing interest	Total	Accruing interest		Non accruing interest	Total	Accruing interest
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Mortgage and lease receivables	659	—	16,763	17,422	266	—	—	266	925	—	16,763	17,688
	Other receivables	38,964	5,247	38,034	82,245	67,737	3,178	67,798	138,713	106,701	8,425	105,826	220,958

	Total	39,623	5,247	54,797	99,667	68,003	3,178	67,798	138,979	107,626	8,425	122,595	238,646

Liabilities	Trade accounts payable	—	—	12,550	12,550	—	—	5,445	5,445	—	—	17,995	17,995
	Customer advances	—	—	26,188	26,188	—	—	978	978	—	—	27,166	27,166
	Short and long-term debt	77,554	—	17,871	95,425	537,331	—	—	537,331	614,885	—	17,871	632,756
	Salary and social security charges	—	—	4,415	4,415	—	—	—	—	—	—	4,415	4,415
	Taxes payable	78	—	8,660	8,738	502	—	1,138	1,640	580	—	9,798	10,378
	Other liabilities	—	14,348	11,330	25,678	—	28,298	8,836	37,134	—	42,646	20,166	62,812

	Total	77,632	14,348	81,014	172,994	537,833	28,298	16,397	582,528	615,465	42,646	97,411	755,522

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2008

Stated in thousand of pesos

5.	Related parties

a.	Interest in related parties. See Exhibit C to the financial statements.

b.	Related parties debit/credit balances (Note 11)

Current mortgages and leases receivable net

June 30, 2008
Related parties:
Alto Palermo S.A	2,491
Banco de Crédito y Sercuritización S.A.	18
Canteras Natal Crespo S.A.	115
Comercializadora Los Altos S.A.	48
Consorcio Libertador	280
Consultores Assets Management S.A	262
Cresud S.A.C.I.F. y A.	591
Cyrsa S.A.	2,038
E-Commerce Latina S.A.	1
Fundación IRSA	14
Hoteles Argentinos S.A.	974
Inversora Bolívar S.A	1,429
Llao Llao Resorts S.A.	581
Museo de los Niños	21
Palermo Invest S.A.	38
Patagonian Investments S.A.A	26
Pereiraola S.A.I.C.I.F. y A.	22
Puerto Retiro S.A.	47
Rummaala S.A.	174
Solares de Santa Maria S.A	533
Tarshop S.A	122

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2008

Stated in thousand of pesos

5.	(Continued)

Other current receivables and prepaid expenses

June 30, 2008
Related parties:
Alto Palermo S.A.	710
Canteras Natal Crespo S.A.	672
Consorcio Libertador	17
Consultores Assets Management S.A.	13
Cresud S.A.C.I.F. y A.	111
Cyrsa S.A.	114
Directors	86
E-Commerce Latina S.A.	1
Estudio Zang, Bergel Viñes	10
Fundación IRSA	2
Inversora Bolívar S.A.	5,555
Llao-Llao Resorts S.A.	30,910
Nuevas Fronteras S.A.	1
Palermo Invest S.A.	5,313
Panamerican Mall S.A.	15
Préstamos al personal Gerentes, Directores y Staff de la compañía	229
Ritelco S.A.	14
Rummaala S.A.	5
Solares de Santa María S.A.	4,150

Other non-current receivables and prepaid expenses

June 30, 2008
Related parties:
Canteras Natal Crespo S.A.	483
Inversora Bolivar S.A.	61,206
Llao Llao Resorts S.A.	6,131

Current investments

June 30, 2008
Related parties
Alto Palermo S.A.	4,393

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2008

Stated in thousand of pesos

5.	(Continued)

Non-Current investments

June 30, 2008
Related parties:
Alto Palermo S.A.	96,008

Non-current inventories

June 30, 2008
Related parties
Cyrsa S.A.	37,939

Current trade accounts payable

June 30, 2008
Related parties
Alto Palermo S.A.	1,700
Comercializadora Los Altos S.A.	5
Consorcio Libertador	17
Cresud S.A.C.I.F. y A.	617
Cyrsa S.A.	867
Emprendimiento Recoleta S.A.	1
Estudio Zang, Bergel Viñes	2
Inversora Bolívar S.A.	520
Nuevas Fronteras S.A.	114
Préstamos al Personal, Gerentes, Directores y staff de la compañía	27
Ritelco S.A.	146
Shopping Alto Palermo S.A.	2
.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2008

Stated in thousand of pesos

5.	(Continued)

Other current liabilities

June 30, 2008
Related Parties
Alto Palermo S.A.	36
Consorcio Libertador	29
Directors	2,996
Estudio Zang, Bergel & Viñes	242
Hoteles Argentinos S.A.	601
Inversora Bolívar S.A.	28
Ritelco S.A.	14,348

Other non-current liabilities

June 30, 2008
Related Parties
Directors	8
Llao Llao Resorts S.A.	5
Ritelco S.A.	28,298

6.	Note 11

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.q. to the financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2008

Stated in thousand of pesos

13.	Insured Assets.

Real State	Insured amounts(1)	Accounting values	Risk covered
AVDA. MADERO 942	2,033	2,285	Third party liability with additional coverage and minor risks
BOUCHARD 551	166,688	155,226	Third party liability with additional coverage and minor risks
BOUCHARD 710	100,050	67,305	Third party liability with additional coverage and minor risks
CONSTITUCION 1111	470	983	Third party liability with additional coverage and minor risks
CONSTITUCION 1159	470	4,100	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	14,135	20,287	Third party liability with additional coverage and minor risks
DELLA PAOLERA 265	90,000	171,758	Third party liability with additional coverage and minor risks
DIQUE 2 M10 (1.l) Building A	31,766	17,992	Third party liability with additional coverage and minor risks
DOCK DEL PLATA	32,310	25,654	Third party liability with additional coverage and minor risks
EDIFICIO REPUBLICA	70,278	228,767	Third party liability with additional coverage and minor risks
EDIFICIO CRUCEROS	29,372	277	Third party liability with additional coverage and minor risks
LAMINAR PLAZA	16,706	28,342	Third party liability with additional coverage and minor risks
LIBERTADOR 498	76,765	39,632	Third party liability with additional coverage and minor risks
LIBERTADOR 602	2,034	2,732	Third party liability with additional coverage and minor risks
MADERO 1020	2,756	696	Third party liability with additional coverage and minor risks
MAIPU 1300	53,008	41,029	Third party liability with additional coverage and minor risks
MUSEO RENAULT	9,552	8,408	Third party liability with additional coverage and minor risks
RECONQUISTA 823	26,629	18,445	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	475	269	Third party liability with additional coverage and minor risks
SARMIENTO 517	81	363	Third party liability with additional coverage and minor risks
SUIPACHA 652	35,038	11,840	Third party liability with additional coverage and minor risks
TORRE RENOIR I	14,135	1,491	Third party liability with additional coverage and minor risks

(1)	The insured amounts are in U.S. dollars and they are expressed at official buying exchange rate as of June 30, 2008, in accordance with Banco Nación record

In our opinion, the above-described insurance policies cover current risks adequately.

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	See Note 12.b. y 22 to the financial statements.

To date, the Board of Directors continues analyzing the Company’s dividends policy.

Autonomous City of Buenos Aires, September 8, 2008

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the fiscal year, including references to significant events after the end of the fiscal year.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same fiscal year for the four previous years.

	June 30, 2008	June 30, 2007	June 30, 2006	June 30, 2005	June 30, 2004
Current Assets	893,842	1,175,790	481,788	389,735	261,651
Non-Current Assets	3,578,130	2,969,109	2,258,333	2,134,691	1,946,675

Total	4,471,972	4,144,899	2,740,121	2,524,426	2,208,326

Current Liabilities	742,267	652,082	419,228	310,977	256,022
Non-Current Liabilities	1,348,812	1,395,693	385,138	515,381	522,213

Subtotal	2,091,079	2,047,775	804,366	826,358	778,235

Minority interest	456,715	450,410	449,989	445,839	470,237
Shareholders’ Equity	1,924,178	1,646,714	1,485,766	1,252,229	959,854

Total	4,471,972	4,144,899	2,740,121	2,524,426	2,208,326

3.	Consolidated result structure as compared with the same fiscal year for the four previous years.

	June 30, 2008	June 30, 2007	June 30, 2006	June 30, 2005	June 30, 2004
Operating income	254,842	198,532	201,621	141,111	105,765
Amortization of goodwill	1,638	(1,472)	(1,080)	(1,663)	(2,904)
Financial results	(76,742)	4099	(41,381)	(12,217)	10,546
(Loss) Gain in equity investments	(13,209)	40,026	41,657	67,207	26,653
Other income and expenses, net	(5,642)	(14,100)	(18,263)	(14,834)	(13,636)

Net gain before taxes	160,887	227,085	182,554	179,604	126,424
Income tax/ MPIT	(78,112)	(87,539)	(58,791)	(53,207)	(25,720)
Minority interest	(27,900)	(32,449)	(27,190)	(23,152)	(12,842)

Net gain	54,875	107,097	96,573	103,245	87,862

Business Overview (continued)

In thousand of pesos

4.	Statistical data as compared with the same fiscal year for the four previous years.

Summary of properties sold in units and in thousand of pesos.

	As of
Real Estate	June 30, 2008	June 30, 2007	June 30, 2006	June 30, 2005	June 30, 2004
Apartments & Loft Buildings
Alto Palermo Park	—	390	63	—	—
Torre Renoir II	56,591	—	—	—	—
Edificios Cruceros	1,262	8,383	10,031	—	—
Alcorta Plaza (1)	—	—	22,969	—	—
Concepcion Arenal y Dorrego 1916	49	—	—	—	9
Minetti D	—	—	—	—	—
Torres de Abasto (1)	295	—	—	21	—
Torres Jardín	577	—	—	21	—
Barrio Chico	2,359	8,557	—	—	—
Other	—	—	—	—	349

Residential Communities
Abril / Baldovinos (2) (3)	4,030	1,124	3,942	3,820	7,369
Villa Celina IV and V	—	—	—	—	23

Undeveloped parcel of lands
Canteras Natal Crespo	57	91	75	—	—
Benavidez	—	—	—	—	11,830
Caballito	19,152	—	22,815	—	—
Santa Maria del Plata	—	31,000	—	—	—
Terreno Rosario (1)	3,428	—	—	—	—
Other	—	—	—	—	—

Other
Alsina 934	—	—	1,833	—	—
Hotel Piscis	—	—	—	1,213	—
Dique II	—	—	—	—	5,211
Dique III	—	26,206	41,808	23,624	—
Madero 1020	476	—	—	3,543	4,774
Bouchard 551	108,423	—	—	—	—
Other	112	—	430	69	692

	196,811	75,751	103,966	32,311	30,257

(1)	Through Alto Palermo S.A.
(2)	It corresponds to commercial business of April that belong 50% to IRSA and 50% to IBSA.
(3)	Includes the revenues for the sale of Dormies.

Business Overview (continued)

In thousand of pesos

5.	Key ratios as compared with the same fiscal year for the four previous years.

	June 30, 2008		June 30, 2007		June 30, 2006		June 30, 2005		June 30, 2004
Liquidity ratio
Current Assets	893,842	= 1.20	1,175,790	= 1.80	481,788	= 1.15	389,735	= 1.25	261,651	= 1.02

Current Liabilities	742,267		652,082		419,228		310,977		256,022

Indebtedness ratio
Total liabilities	2,091,079	= 1.09	2,047,775	= 1.24	804,366	= 0.54	826,358	= 0.66	778,235	= 0.81

Shareholders’ Equity	1,924,178		1,646,714		1,485,766		1,252,229		959,854

Solvency
Shareholders’ Equity	1,924,178	= 0.92	1,646,714	= 0.80	1,485,766	= 1.84	1,252,229	= 1.52	959,854	= 1.23

Total liabilities	2,091,079		2,047,775		806,001		826,358		778,235

Immobilized Capital
Non-Current Assets	3,578,130	= 0.80	2,969,109	= 0.72	2,258,333	= 0.82	2,134,691	= 0.85	1,946,675	= 0.88

Total Assets	4,471,972		4,144,899		2,740,121		2,524,426		2,208,326

6.	Brief comment on the outlook for the coming year.

See Attached.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

Legal Adress: Bolívar 108 – 1st floor

Autonomous City of Buenos Aires

C.U.I.T.: 30-52532274-9

1.	We have audited the accompanying balance sheets of IRSA Inversiones y Representaciones Sociedad Anónima at June 30, 2008 and 2007, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 25 and exhibits A to I. Furthermore, we have audited the consolidated financial statements of IRSA Inversiones y Representaciones and its subsidiaries for the years ended on June 30, 2008 and 2007, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with auditing standards accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima set out in point 1, present fairly, in all material respects, its financial position at June 30, 2008 and 2007 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries, present fairly, in all material respects, their consolidated financial position at June 30, 2008 and 2007 and the consolidated results of their operations and their cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors (Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2008, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records and to the calculations performed by the Company amounted to Ps. 455, which was not claimable at that date.

Autonomous City of Buenos Aires, September 8, 2008.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	C.P.C.E.C.A.B.A. Tº 1 Fº 30
Andrés Suarez	José Daniel Abelovich
Public Accountant (U.B.A.)	Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 245 Fº 61	C.P.C.E.C.A.B.A. Tº 102 Fº 191

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors
Dated: September 18, 2008